UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE 14A INFORMATION

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Coeur Mining, Inc.

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2016

Notice of
Annual Meeting
of Stockholders
and Proxy Statement

 COEUR MINING®



104 South Michigan Avenue
Suite 900
Chicago, Illinois 60603

Dear Fellow Stockholder:

I am pleased to invite you to join our Board of Directors, executives, employees and your fellow stockholders at our 2016 Annual Meeting of Stockholders. The meeting will take place at 104 S. Michigan Avenue, Second Floor Auditorium, Chicago, Illinois 60603, on Tuesday, May 10, 2016, at 9:30 a.m., local time. The attached notice and proxy statement provide information about the business to be conducted at the meeting.

Enhanced Disclosures

We are continually trying to improve our proxy statement to make it clearer and more concise. Our goal is to provide you with a better understanding of our corporate governance and compensation policies and focus your attention on important changes that have been made since last year. Many of these improvements and changes were influenced by feedback we received from you, our stockholders. Detailed information about the qualifications of our directors, and why we believe they are the right people to guide our Company, starts on page 10. We have also enhanced our "Compensation Discussion and Analysis" beginning on page 32 to more clearly explain how our incentive compensation programs relate directly to the Company's strategy and how they are aligned with stockholders. Many enhancements were made this year to ensure that pay is directly linked to Company performance and stockholders' interests.

2015 Performance

We made tremendous progress during the past year to reposition and strengthen the Company in response to the challenge of ongoing declines in silver and gold prices. We are building momentum and are enthusiastic about our trajectory and outlook.

- *Industry-leading cost reductions:* We significantly lowered our costs of producing silver and gold ounces through a variety of ongoing initiatives. In addition to operating cost reductions, we also drastically cut non-operating costs such as corporate overhead, which is down more than 40% over the past two years. We expect our costs to decline further as we continue optimizing our mine plans, mining higher-grade silver and gold, and capturing the benefit of other efficiency and processing enhancement opportunities.

- *Successful acquisitions:* We completed two significant acquisitions in 2015: the Wharf gold mine, located in South Dakota, and the San Miguel silver-gold project, located next to our Palmarejo mine in Mexico. The addition of Wharf has had an immediate, positive impact on our costs and cash flow, and both acquisitions have contributed to a significant increase in Company-wide reserves, adding high-quality, long-term sources of gold and silver production and cash flow to our portfolio.

- *Positive exploration results:* As a result of focusing exploration around our existing operations where the likelihood of success is higher and the impact of new discoveries can be realized quicker, we announced new high-grade discoveries at our Palmarejo, Kensington, and Rochester mines. These new discoveries carry higher overall grades of silver and gold, which we believe will lead to higher-margin production and cash flow in the future.

Alignment with Stockholders

Despite the progress we made during 2015 in repositioning the Company for long-term success, the impact of falling silver and gold prices led to a disappointing share price performance for our stockholders. As a result, and in response to feedback from our stockholder engagement efforts, our Compensation Committee took action to ensure the linkage and alignment between executive compensation and our stockholders is strong. The CEO's base salary is the same for the third consecutive year, annual incentive payouts for 2015 were sharply reduced compared to the prior year, and the level of equity grants made in 2016 was significantly diminished. As a result of negative 53% annualized total stockholder return (TSR) over the last three years, total realizable CEO pay was 43% below grant date pay for the same period, including a 78% decrease in equity compensation value. Our Compensation Committee took the additional step of exercising negative discretion to further cut annual incentive payouts to our executive officers for 2015.

Continued Outreach and Engagement

We appreciate the opportunity to engage with our stockholders about corporate governance, executive compensation, and critical issues facing the Company. We are committed to continuing these engagement efforts to increase transparency and to ensure that the different perspectives and issues of importance to our stockholders are understood and addressed appropriately.

Your vote is important to us. We encourage you to promptly vote your shares by submitting your proxy on the Internet or by telephone, or by completing, signing, dating and returning your proxy card. Instructions on how to vote begin on page 8. If you have any questions about the voting process, please contact our transfer agent at (800) 359-8554.

Thank you for being a Coeur stockholder. We hope you can join us on May 10 at our 2016 Annual Meeting of Stockholders.

Respectfully,

Mitchell Krebs

Mitchell J. Krebs
President, Chief Executive Officer and Director
Chicago, Illinois
March 29, 2016



104 South Michigan Avenue
Suite 900
Chicago, Illinois 60603

NOTICE OF ANNUAL MEETING OF STOCKHOLDERS

Dear Stockholder:

Notice is hereby given that our Annual Meeting of Stockholders will be held at 104 S. Michigan Avenue, 2nd Floor Auditorium, Chicago, Illinois 60603, on Tuesday, May 10, 2016, at 9:30 a.m., local time, for the following purposes:

1. To elect as directors the eight nominees named in the Proxy Statement to serve for the ensuing year and until their respective successors are duly elected and qualified;

2. To ratify the appointment of Grant Thornton LLP as our independent registered public accounting firm for 2016;

3. To vote on an advisory resolution to approve executive compensation; and

4. To transact such other business as properly may come before the Annual Meeting.

The director nominees to be elected at the Annual Meeting are set forth in the enclosed Proxy Statement.

Only stockholders of record at the close of business on March 15, 2016, the record date fixed by the Board, are entitled to notice of, and to vote at, the Annual Meeting.

YOUR VOTE IS IMPORTANT

IMPORTANT NOTICE REGARDING THE AVAILABILITY OF PROXY MATERIALS FOR THE ANNUAL MEETING OF STOCKHOLDERS TO BE HELD ON MAY 10, 2016. OUR PROXY STATEMENT IS ATTACHED. FINANCIAL AND OTHER INFORMATION CONCERNING COEUR MINING, INC. IS CONTAINED IN OUR 2015 ANNUAL REPORT TO STOCKHOLDERS. YOU MAY ACCESS THIS PROXY STATEMENT AND OUR 2015 ANNUAL REPORT TO STOCKHOLDERS AT www.edocumentview.com/cde.

Please vote and submit your proxy to ensure the presence of a quorum, even if you cannot attend the Annual Meeting of Stockholders.

Stockholders of record may vote:

1. By Internet: go to www.envisionreports.com/cde;

2. By toll-free telephone: call 1-866-540-5760; or

3. By mail (if you received a paper copy of the proxy materials by mail): mark, sign, date and promptly mail the enclosed proxy card in the postage-paid envelope.

Beneficial ("Street Name") Stockholders. If your shares are held in the name of a broker, bank or other holder of record, follow the voting instructions you receive from the holder of record to vote your shares.

By order of the Board of Directors,

CASEY M. NAULT
Senior Vice President, General Counsel and Secretary

Chicago, Illinois
March 29, 2016

Table of Contents

2016 PROXY STATEMENT SUMMARY

This proxy statement is furnished in connection with the solicitation by our Board of Directors of proxies of stockholders for shares to be voted at our Annual Meeting of Stockholders and any and all adjournments thereof. This proxy statement and the accompanying proxy are first being made available to our stockholders on or about March 29, 2016.

This summary highlights information contained elsewhere in this proxy statement. This summary does not contain all of the information that you should consider, and you should read the entire proxy statement carefully before voting.

Annual Meeting of Stockholders

Time and Date:	9:30 a.m., local time, on Tuesday, May 10, 2016
Place:	104 S. Michigan Avenue, 2nd Floor Auditorium, Chicago, Illinois 60603
Record Date:	March 15, 2016
Voting:	Holders of common stock as of the Record Date are entitled to vote. Each share of common stock is entitled to one vote for each director nominee and one vote for each of the proposals to be voted on.
Entry:	You are entitled to attend the Annual Meeting only if you were a Coeur Mining, Inc. ("Coeur" or the "Company") stockholder as of the close of business on the Record Date or hold a valid proxy for the Annual Meeting. You should be prepared to present valid photo identification for admittance. If you do not provide photo identification, you will not be admitted to the Annual Meeting. Please let us know if you plan to attend the meeting by marking the appropriate box on the enclosed proxy card if you requested to receive printed proxy materials, or, if you vote by telephone or over the internet, by indicating your plans when prompted.

Voting Matters

Proposal	Coeur Board Voting Recommendation	Page Reference (for more detail)
1. Election of eight directors	FOR each nominee	10
2. Ratification of the appointment of Grant Thornton LLP as Coeur's independent registered public accounting firm for 2016	FOR	24
3. Vote on an advisory resolution to approve executive compensation	FOR	66

2015 Performance Summary

Despite the extreme challenges facing the precious metals industry and other commodities producers in 2015, we made great strides in advancing our multi-year strategic plan last year. We selectively invested capital into our mining operations in order to gain access to higher-grade, higher-margin silver and gold ounces, to make our mining operations more efficient, to explore for and identify new higher-grade discoveries near our existing operations, and to acquire new assets that we expect to contribute low-cost production and cash flow for many years. These efforts led to growth in production, higher cash flow and industry-leading cost reductions during 2015.

Despite these successes, we have modified many elements of our compensation programs for 2016, and our Compensation Committee exercised negative discretion for purposes of determining the payout of 2015 annual incentive awards. These modifications and the exercise of negative discretion were in response to our underperforming stock price during 2015 and to stockholder feedback we solicited over the past year. We will continue advancing our strategy during 2016 and beyond and expect it to

lead to further cost reductions, production growth, and strong, sustainable free cash flow at current or even lower metals prices, which we anticipate translating into value creation for our stockholders.

2015 Highlights and Early 2016 Achievements

- Grew silver and gold production by 11% year-over-year to 35.6 million silver equivalent ounces,* at the high-end of guidance established at the beginning of the year

- Significantly reduced unit costs by 22%, which beat guidance established at the beginning of the year

- Reduced corporate general and administrative expense by 20% year-over-year, and by over 40% compared to 2013 levels

- Acquired two high-return assets to augment Coeur's diversified portfolio of silver and gold mines

- Expanded underground mining rates at the high-grade, higher-margin Guadalupe deposit at the Palmarejo complex in Mexico ahead of plan. Extended the expected life of the mine by several years due to exploration success and the acquisition of the adjacent San Miguel property. Reduced gold stream obligation negotiated in 2014 expected to

take effect in 3Q 2016, which was key to making Guadalupe economic and is expected to have a significantly positive impact on cash flow

- Commenced production from the newly-acquired Independencia Este deposit at the Palmarejo complex ahead of schedule early in 2016, which is expected to further grow Palmarejo's future production and cash flow

- Discovered new, high-grade silver and gold mineralization at the Palmarejo, Kensington, and Rochester operations, which are expected to lead to higher-margin future production and cash flow

- Strengthened and maintained flexibility of balance sheet by providing sufficient liquidity to support the critical investments required to advance the Company's strategic plan

- Operated safely and responsibly, with strong overall health, safety and environmental performance

2015 Compensation Summary

Compensation Aligned with Stockholder Returns

Our 2015 compensation program reflects our pay-for-performance philosophy, and our Compensation Committee was mindful that despite Coeur's operational successes in 2015 and continued strong achievement of internal strategic objectives, our stock price underperformed relative to our peers, primarily due to further weakening gold and silver prices. As a result:

- Our Compensation Committee exercised negative discretion to reduce the Company performance component of our Annual Incentive Plan ("AIP") from 135% of target to 110%, and also capped the individual component at 100% for our Named Executive Officers ("NEOs"), half of prior year levels, resulting in significantly lower executive AIP payouts compared to 2014;

- NEOs saw significant erosion in the value of prior-year grants under our Long-Term Incentive Program ("LTIP"), including zero payout for performance shares granted to our CEO in 2012 and 2013 (aggregate original target value of $1.3 million), and an 84% (or $457,820) loss in value of our CEO's restricted stock vesting in 2015 (measured as of December 31, 2015); and

* Using an assumed 60:1 silver to gold ratio

■ We continued our active stockholder outreach program and incorporated feedback, including the exercise of negative discretion on 2015 AIP payouts, reducing LTIP grants to NEOs in 2016, keeping our CEO's 2016 base salary the same for the third consecutive year, and basing the entire CEO AIP award on Company performance beginning in 2016.

Included in 2015 incentives is a one-time payout of $1.0 million under our CEO's long-term supplemental incentive opportunity entered into in 2014 and described in more detail on page 45. This payout was tied directly to the achievement of a two-year cost reduction target. The metric established by the Board of Directors was a reduction in the Company's all-in sustaining costs per silver equivalent ounce[1] ("AISC") by more than 5% for the year ended December 31, 2015 as compared to the year ended December 31, 2013. The Company's AISC declined by 18% over this period, more than triple the performance target, which resulted in this payment to Mr. Krebs.

> **The Compensation Committee exercised negative discretion to reduce AIP payouts for all NEOs given the Company's 2015 negative TSR, despite strong Company performance relative to the AIP targets.**

The graphs below illustrate the proportion of target total direct compensation opportunity in 2015 (base salary, target AIP, and target LTIP opportunity) that is variable and "at risk" for our CEO and our other NEOs (on an average basis).[2]

(1) Using an assumed 60:1 silver-gold ratio.

(2) The multi-year CEO supplemental incentive opportunity is not reflected in the CEO graph; if it were, it would increase the proportion of CEO compensation that is variable and "at risk". In 2015, variable pay as a percentage of total direct compensation was 80% and 73% for our CEO and other NEOs, respectively, demonstrating our focus on pay-for-performance compensation philosophy that aligns executive pay with creation of long-term value for our stockholders.



CEO	NEO (Average)
AIP 20% — Base Salary 20% — LTIP 60%	AIP 17% — Base Salary 27% — LTIP 56%
■ Total Variable Pay — 80%	■ Total Variable Pay — 73%

We target a higher proportion of CEO and average other NEO compensation to be variable than our peers, as shown in the table below.

CEO Variable and "At Risk" Compensation		NEO Variable and "At Risk" Compensation (excluding CEO)	
Coeur	Peer Group Average[1]	Coeur Average	Peer Group Average[1][2]
80%	77%	73%	71%

(1) Peer group described in "Compensation Discussion and Analysis—Peer Groups" on page 48. Data is from public filings for fiscal year 2014.

(2) Data excludes the senior human resources position for each peer company due to limited availability of data.

Set forth below is a summary of the key components of 2015 compensation for each NEO. See "Compensation Discussion & Analysis" on page 32 and "2015 Executive Compensation Information" on page 68 for more information.

Named Executive Officer	Variable Compensation			Fixed Compensation
	Long-Term Equity Incentives (at Target)	Annual Incentive Payouts	Total Variable	Base Salary
Mitchell J. Krebs, President, Chief Executive Officer & Director	$1,950,000	$1,695,500[1]	$3,645,500	$650,000
Peter C. Mitchell, Senior Vice President & Chief Financial Officer	$ 900,000	$ 312,000	$1,212,000	$400,000
Frank L. Hanagarne, Jr. Senior Vice President & Chief Operating Officer	$ 900,000	$ 316,500	$1,216,500	$400,000
Casey M. Nault, Senior Vice President, General Counsel & Secretary	$ 617,500	$ 171,438	$ 788,938	$325,000
Keagan J. Kerr, Former Senior Vice President, Corporate Affairs & Human Resources[2]	$ 541,500	$ 143,925	$ 685,425	$285,000

(1) Included in Annual Incentives is a $1,000,000 one-time payout covering a two-year performance period under Mr. Krebs's supplemental incentive opportunity entered into in 2014 and described in more detail on page 45.

(2) Mr. Kerr resigned as Senior Vice President, Corporate Affairs and Human Resources effective January 31, 2016. The amount shown for Annual Incentives was calculated based on the amount he would have received under the Company's Annual Incentive Plan, but was paid to Mr. Kerr under his separation and mutual release agreement which is described in more detail on page 71.

Stockholder Engagement

At our 2015 Annual Meeting, 65% of the votes cast supported the advisory resolution on executive compensation as described in our 2015 proxy statement, down from 97% support in 2014. In response, following the 2015 Annual Meeting, we increased stockholder outreach efforts, and our Compensation Committee made important changes to our executive compensation practices to address concerns communicated by our stockholders. Those changes, as described in more detail in the "Compensation Discussion and Analysis", include the Compensation Committee's exercise of negative discretion for 2015 executive AIP payouts; variable rather than fixed LTIP grants and significantly reduced 2016 LTIP awards compared to 2015 and prior years; CEO base salary remains the same for the third year in a row; and our CEO's 2016 AIP award will be based 100% on Company performance.

Other Compensation and Governance Highlights

Executive Compensation	
Pay for Performance	■ Despite strong execution of short-term objectives during 2015, the Compensation Committee exercised negative discretion and reduced AIP payouts to executives by approximately 20% compared to 2014 ■ As a result of negative 53% annualized TSR over the last three years, our CEO's total realizable pay was 43% below grant date pay for the same period, including a 78% decrease in equity compensation value. See "Realizable Pay for CEO: 2013 through 2015" on page 43 ■ Zero payout for performance shares granted in both 2012 and 2013 under the Company's LTIP, representing forfeiture of an aggregate of $1.3 million in potential CEO compensation, or 38% of total LTIP grants in 2012 and 2013 (based on target grant date award value). Zero payout was due to relative TSR underperformance and the impact of sharp declines in silver and gold prices on internal performance metrics ■ 84% or $457,820 loss in value of CEO restricted stock vesting in 2015 since applicable grant dates (as of December 31, 2015)
Annual Incentive Payouts Aligned with Short-Term Performance	■ AIP award tied primarily to achievement of annual corporate objectives designed to support delivery of multi-year strategic plan; to a lesser extent, AIP award tied to specific individual objectives related to each NEO's area of responsibility and personal development opportunities ■ Maximum individual AIP payout percentages were capped by the Compensation Committee at half the prior level in order to reduce payouts compared to 2014; 25% reduction in CEO's individual performance rating ■ Beginning in 2016, CEO AIP opportunity to be tied 100% to Company performance, up from 80% in prior years
Long-Term Performance Metrics Aligned with Stockholder Value	■ 2015 LTIP awards composed of 60% performance shares and 40% restricted stock ■ 50% of performance share payout is linked to specific metrics critical to long-term value creation: (i) growth in operating cash flow ("OCF") per share; and (ii) growth in reserves and mineralized material per share. The other 50% of performance share payout is linked to relative TSR performance ■ 2016 LTIP grants to NEOs reduced by 20%, the low end of a new variable range for target award value
Governance Practices	
Board Independence	■ Independent Board chairman ■ All directors independent other than CEO
Board Refreshment and Succession Planning	■ Three new independent directors elected to the Board in 2013, replacing four longer-tenured directors
Robust Board and Committee Evaluations	■ Annual evaluations promote Board and Board committee effectiveness ■ Chairman's one-on-one meetings with each director promote candor, effectiveness and accountability
Related Party Transactions	■ No related person transactions with directors or executive officers
Board-Level Risk Oversight	■ The Board and Board committees take an active role in the Company's risk oversight and risk management processes
Active Stockholder Engagement	■ During 2015, Coeur intensified its stockholder outreach efforts on governance, executive compensation and other matters
Stockholder Rights	
Annual Election of Directors	■ All directors are elected annually for one-year terms
Majority Voting for Director Elections	■ Majority voting in uncontested director elections
Stockholder Right to Call Special Meetings	■ Stockholders owning 20% or more of Coeur's common stock have the right to call a special meeting of the stockholders
No Poison Pill	■ Coeur does not have a poison pill or similar anti-takeover defenses in place



Director Nominees

The following table provides summary information about each director nominee.

Name	Age	Director Since	Principal Occupation	Independent	Membership on Standing Committees					Qualifications & Skills
					Audit	Compensation	Nominating & Corporate Governance	Environmental Health Safety	Executive	
Robert E. Mellor	72	1998	Chairman of the Board, Coeur Mining, Inc.; Director, CalAtlantic Group, Inc.; Director, Monro Muffler/Brake, Inc.	✓		■	■C		■C	■ leadership experience ■ industry experience ■ strategic planning experience ■ public company board experience ■ capital markets experience
Linda L. Adamany	64	2013	Director, AMEC Foster Wheeler plc; Director, Leucadia National Corporation; former Refining & Marketing Executive Committee member, BP plc	✓	■C			■		■ leadership experience ■ engineering and project management experience ■ financial/accounting experience ■ strategic planning experience ■ public company board experience
Kevin S. Crutchfield	55	2013	Chairman and CEO, Alpha Natural Resources, Inc.; Chairman, National Mining Association	✓		■		■		■ leadership experience ■ operations experience ■ extractive industry experience ■ strategic planning experience ■ financial/ accounting experience ■ public company board experience ■ regulatory experience
Sebastian Edwards	62	2007	Henry Ford II Professor of International Business Economics, UCLA	✓		■		■		■ economist with significant Latin America experience ■ strategic planning experience ■ international financial/ banking experience ■ international capital markets experience
Randolph E. Gress	60	2013	Retired Chairman, CEO and President, Innophos, Inc.	✓	■		■			■ leadership experience ■ international operations experience, including Mexico ■ strategic planning experience ■ public company board experience
Mitchell J. Krebs	44	2011	President and CEO, Coeur Mining, Inc.	✗					■	■ leadership experience ■ industry experience ■ financial/accounting experience ■ strategic planning experience
John H. Robinson	65	1998	Chairman and Founder, Hamilton Ventures LLC; Director, Alliance Resources Management GP, LLC, Federal Home Loan Bank of Des Moines, and Olsson Associates	✓	■	■C	■		■	■ leadership experience ■ engineering and construction experience ■ extractive industry experience ■ financial/ accounting experience ■ strategic planning experience ■ public company board experience
J. Kenneth Thompson	64	2002	Director, Pioneer Natural Resources, Tetra Tech and Alaska Air Group, Inc., President and CEO, Pacific Star Energy LLC; Principal, Alaska Venture Capital Group LLC	✓	■		■	■C	■	■ leadership experience ■ extractive and geology industry experience ■ operations experience, including Alaska ■ strategic planning experience ■ public company board experience

Each director nominee serves as a current director and attended at least 90% of all meetings of the board of directors and each committee on which she or he served during 2015.

COEUR MINING, INC.
PROXY STATEMENT

2016 ANNUAL MEETING OF STOCKHOLDERS
MAY 10, 2016

GENERAL INFORMATION

Questions and Answers about the Annual Meeting

When and where is the Annual Meeting

The Annual Meeting of Stockholders (the "Annual Meeting") will be held on Tuesday, May 10, 2016, at 9:30 a.m., at 104 S. Michigan Avenue, 2nd Floor Auditorium, Chicago, Illinois 60603.

Who is entitled to vote at the Annual Meeting? What is the Record Date?

All stockholders of record as of the close of business on March 15, 2015 (the "Record Date") are entitled to vote at the Annual Meeting and any adjournment or postponement thereof upon the matters listed in the Notice of Annual Meeting. Each stockholder is entitled to one vote for each share held of record on that date. As of the close of business on the Record Date, a total of 152,595,916 shares of our common stock were outstanding.

What is the difference between a stockholder of record and a stockholder who holds in street name?

If your shares of Coeur common stock are registered directly in your name with our transfer agent, Computershare Trust Company, N.A., you are a stockholder of record, and these proxy materials are being sent directly to you from the Company.

If your shares of Coeur common stock are held in "street name", meaning your shares of Coeur common stock are held in a brokerage account or by a bank or other nominee, you are the beneficial owner of these shares and these proxy materials are being forwarded to you by your broker, banker or other nominee, who is considered the stockholder of record with respect to such shares. As the beneficial owner of Coeur common stock, you have the right to direct your broker, bank or other nominee on how to vote, and you will receive instructions from your broker, bank or other nominee describing how to vote your shares of Coeur common stock.

How do I inspect the list of stockholders of record?

A list of the stockholders of record as of the Record Date entitled to vote at the Annual Meeting will be available at the Annual Meeting.

Why did I receive a notice in the mail regarding the internet availability of proxy materials?

In accordance with the rules of the SEC, instead of mailing a printed copy of our proxy statement, annual report and other materials (the "proxy materials") relating to the Annual Meeting to stockholders, Coeur may furnish proxy materials to stockholders on the internet by providing a notice of internet availability of proxy materials (the "Notice of Internet Availability") to inform stockholders when the proxy materials are available on the internet. If you receive the Notice of Internet Availability by mail, you will not receive a printed copy of the proxy materials unless you specifically request one. Instead, the Notice of Internet Availability will instruct you on how you may access and review all of Coeur's proxy materials, as well as how to submit your proxy, over the internet. **The proxy materials are available at www.edocumentview.com/cde**.

Will I get more than one copy of the notice or proxy materials if multiple stockholders share my address?

When multiple stockholders have the same address, the SEC permits companies and intermediaries, such as brokers, to deliver a single copy of certain proxy materials and the Notice of Internet Availability to



them. This process is commonly referred to as "householding". We do not participate in householding, but some brokers may for stockholders who do not take electronic delivery of proxy materials. If your shares are held in a brokerage account and you have received notice from your broker that it will send one copy of the Notice of Internet Availability or proxy materials to your address, householding will continue until you are notified otherwise or instruct your broker otherwise. If, at any time, you would prefer to receive a separate copy of the Notice of Internet Availability or proxy materials, or if you share an address with another stockholder and receive multiple copies but would prefer to receive a single copy, please notify your broker. We promptly will deliver to a stockholder who received one copy of the Notice of Internet Availability or proxy materials as the result of householding a separate copy upon the stockholder's written or oral request directed to our investor relations department at (312) 489-5800, Coeur Mining, Inc., 104 South Michigan Avenue, Suite 900, Chicago, Illinois 60603. Please note, however, that if you wish to receive a paper proxy card or other proxy materials for purposes of this year's Annual Meeting, you should follow the instructions provided in the Notice of Internet Availability.

What does it mean to give a proxy?

The persons named on the proxy card (the "proxy holders") have been designated by the Board to vote the shares represented by proxy at the Annual Meeting. The proxy holders are officers of Coeur. They will vote the shares represented by each properly executed and timely received proxy in accordance with the stockholder's instructions, or if no instructions are specified, the shares represented by the proxy will be voted "FOR" Proposals 1, 2 and 3 in accordance with the recommendations of the Board as described in this proxy statement. If any other matter properly comes before the Annual Meeting or any adjournment or postponement thereof, the proxy holders will vote on that matter in their discretion.

How do I vote?

If you are a holder of shares of common stock of Coeur, you can vote by telephone or on the internet 24 hours a day through 11:59 p.m. (Central Time) on the day before the Annual Meeting date. If you are located in the United States or Canada and are a stockholder of record, you can submit a proxy for your shares by calling toll-free (800) 652-8683. Whether you are a stockholder of record or a beneficial owner, you can also submit a proxy for your

shares by Internet at *www.envisionreports.com/cde*. Both the telephone and internet systems have easy to follow instructions on how you may submit a proxy for your shares and allow you to confirm that the system has properly recorded your proxy. If you are submitting a proxy for your shares by telephone or Internet, you should have in hand when you call or access the website, as applicable, the Notice of Internet Availability or the proxy card or voting instruction card (for those holders who have received, by request, a hard copy of the proxy card or voting instruction card). If you submit a proxy by telephone or internet, you do not need to return your proxy card to the Company. A telephone or internet proxy must be received no later than 11:59 p.m. (Central Time) on the day before the Annual Meeting date.

If you have received, by request, a hard copy of the proxy card or voting instruction card, and wish to submit your proxy by mail, you must complete, sign and date the proxy card or voting instruction card and return it in the envelope provided so that it is received prior to the Annual Meeting.

While the Company encourages holders of common stock to vote by proxy, you also have the option of voting your shares of common stock in person at the Annual Meeting. If you are a stockholder of record of common stock, you have the right to attend the Annual Meeting and vote in person, subject to compliance with the procedures described below.

How can I revoke a proxy or change my vote?

If you are a stockholder of record of Coeur common stock, you may change your vote or revoke your proxy at any time prior to the voting at the Annual Meeting:

- by providing written notice to our Corporate Secretary;
- by attending the Annual Meeting and voting in person (your attendance at the Annual Meeting will not by itself revoke your proxy);
- by submitting a later-dated proxy card; or
- if you submitted a proxy by telephone or Internet, by submitting a subsequent proxy by telephone or internet.

If you are a beneficial owner of Coeur common stock and have instructed a broker, bank or other nominee to vote your shares, you may follow the directions received from your broker, bank or other nominee to change or revoke those instructions.

How many shares must be represented in person or by proxy to hold the Annual Meeting?

A majority of the voting power of all issued and outstanding stock entitled to vote at the Annual Meeting, represented at the meeting in person or by proxy, will constitute a quorum for the transaction of business at the Annual Meeting.

What votes are required to approve each of the proposals?

With respect to Proposals No. 1, 2 and 3, the inspectors of election will treat abstentions and broker non-votes as shares that are present and entitled to vote for purposes of determining the presence of a quorum but as unvoted for purposes of determining the approval of any matter submitted to the stockholders for a vote. Thus, abstentions and broker non-votes will have no impact on the outcome of the vote for these proposals.

What is a broker non-vote?

A broker non-vote occurs when a broker or other nominee that holds shares on behalf of a street name stockholder does not vote on a particular matter because it does not have discretionary authority to vote on that particular matter and has not received voting instructions from the street name stockholder.

Under the rules of the New York Stock Exchange, if you hold your shares in street name and do not provide voting instructions to the broker, bank or other nominee that holds your shares, the nominee has discretionary authority to vote on routine matters but not on non-routine matters. If you hold your shares in street name, it is critical that you cast your vote if you want it to count in the election of directors (Proposal No. 1) and the advisory resolution to approve executive compensation (Proposal No. 3), which are considered non-routine matters. The ratification of the appointment of the independent registered public accounting firm (Proposal No. 2) is considered a routine matter.

Who will tabulate the vote?

Votes cast by proxy or in person at the Annual Meeting will be tabulated by the inspectors of election appointed by us for the meeting.

Who bears the cost of this proxy solicitation?

We will bear the cost of soliciting proxies. Proxies may be solicited by directors, officers or regular employees in person or by telephone or electronic mail without special compensation. We have retained Morrow & Co. LLC, Stamford, Connecticut, to assist in the solicitation of proxies. Morrow & Co. LLC's fee will be $8,000, plus out-of-pocket expenses.

Do stockholders have dissenters' rights?

Pursuant to applicable Delaware law, there are no dissenters' or appraisal rights relating to the matters to be acted upon at the Annual Meeting.

Important Notice Regarding the Internet Availability of Proxy Materials – Our Proxy Statement and Annual Report to Stockholders are available at www.edocumentview.com/cde.

Votes Required to Approve the Proposals:

	Proposal	Required Vote
(1)	Election of directors	Majority of votes cast for the nominees
(2)	Ratification of independent auditors for 2016	Majority of votes cast for the action
(3)	Approval of advisory resolution on executive compensation	Non-binding advisory vote - majority of votes cast for the action

Please cast your vote as soon as possible by:

 using the Internet at www.envisionreports.com/cde

 calling toll-free from the United States, U.S. territories and Canada to 1-800-652-8683

 mailing your signed proxy or voting instruction form

 attending the meeting in person



PROPOSAL NO. 1:
ELECTION OF DIRECTORS

Director and Nominee Experience and Qualifications

Our Board believes that the Board, as a whole, should possess a combination of skills, professional experience and diversity of viewpoints necessary to oversee our business. In addition, the Board believes that there are certain attributes that every director should possess, as reflected in the Board's membership criteria summarized below. Accordingly, the Board and the Nominating and Corporate Governance Committee consider the qualifications of directors and director candidates individually and in the broader context of the Board's overall composition and our current and future needs.

As set forth in our Corporate Governance Guidelines, the membership criteria include items relating to ethics, integrity and values, sound business judgment, strength of character, mature judgment, professional experience, industry knowledge, and diversity of viewpoints, all in the context of an assessment of the perceived needs of the Board at that point in time. The Board, as a whole, should possess a variety of skills, occupational and personal backgrounds,

experiences and perspectives necessary to oversee Coeur's business. In addition, Board members generally should have relevant technical skills or financial acumen that demonstrates an understanding of the financial and operational aspects and associated risks of a large, complex organization like Coeur.

In evaluating director candidates and considering incumbent directors for nomination, the Board and the Nominating and Corporate Governance Committee have not formulated any specific minimum qualifications, but rather consider a variety of factors. These include each nominee's independence, financial acumen, personal accomplishments, career specialization, and experience in light of the needs of Coeur. For incumbent directors, the factors also include past performance and term of service on the Board. Among other things, the Board has determined that it is important to have individuals with the following skills and experiences on the Board:

Skill/Experience	Relevance
Leadership experience	Directors with experience in significant leadership positions possess strong abilities to motivate and manage others and identify and develop leadership qualities in others
Knowledge of our industry	Particularly as it relates to mining, provides better understanding of our business and strategy
Operations experience	Gives directors a practical understanding of developing, implementing and assessing our business strategy, operating plan and risk profile
Legal/ compliance experience	Facilitates assistance with the Board's oversight of our legal and compliance matters
Financial/accounting experience	Specifically, knowledge of finance and financial reporting processes provides greater understanding in evaluating our capital structure and financial statements
Government/regulatory experience	We operate in a heavily regulated industry that is directly affected by governmental actions
Strategic planning experience	Facilitates review of our strategies and monitoring their implementation and results
Talent management experience	Valuable in helping us attract, motivate and retain top talent at Coeur
International experience	Relevant given our global presence, particularly in Mexico and Latin America
Public company board service	Directors who have experience serving on other public company boards generally are well prepared to fulfill the Board's responsibilities of overseeing and providing insight and guidance to management

Board Composition and Refreshment

The Board seeks to identify and retain directors with deep knowledge and experience in the mining and natural resources sectors while also including an appropriate number of directors with perspectives from other industries and experience. The mining sector, particularly precious metals mining, is cyclical, and stockholders and management benefit from the perspectives and experience of directors who have lead firms through several full business cycles. For instance, four of our seven independent directors have significant outside experience in the natural resources sector while others, such as our Chairman, bring significant business, risk management and financial experience.

Directors who have served on the Board for an extended period of time also provide important insight based on industry experience and a deep understanding of our long-term plans and strategic objectives. The Board believes that maintaining a balance between longer-serving directors with significant Coeur institutional knowledge and newer directors with complementary skills and expertise allows for natural turnover and an appropriate pace of Board refreshment. In 2013, we added three new independent directors—Messrs. Crutchfield and Gress and Ms. Adamany—to our Board with Ms. Adamany also becoming Chair of the Audit Committee. If all of the nominees are elected to the Board, the average tenure of the directors will be approximately nine years.

Director Nomination Process

The Nominating and Corporate Governance Committee reviews and makes recommendations regarding the composition and size of the Board. The Nominating and Corporate Governance Committee also is responsible for developing and recommending Board membership criteria to the Board for approval. In identifying director candidates from time to time, the Nominating and Corporate Governance Committee may establish specific skills and experience

that it believes we should seek in order to constitute a balanced and effective Board. The Nominating and Corporate Governance Committee assesses the effectiveness of its criteria when evaluating new director candidates and when assessing the composition of the Board. This assessment enables the Board to update the skills and experience it seeks in the Board as a whole, and in individual directors, as our needs evolve and change over time.

Majority Vote Standard for the Election of Directors

According to our Bylaws, in an uncontested election, each director will be elected by a vote of the majority of the votes cast, which means the number of votes cast "for" a director's election must exceed the number of votes cast "against" that director.

If a nominee for director does not receive the vote of at least a majority of votes cast at the Annual Meeting, it is the policy of the Board that the Director must tender his or her resignation. The Nominating and Corporate Governance Committee will then make

a recommendation to the Board whether to accept or reject the tendered resignation, or whether other action should be taken, taking into account all of the relevant facts and circumstances. The director who has tendered his or her resignation will not take part in the proceedings. For additional information, our Corporate Governance Guidelines are available on our website at *www.coeur.com/company/corporate-governance/charters-and-policies*, and to any stockholder who requests them.



Nominees

The eight persons named below have been nominated to be elected as directors at the Annual Meeting, each to serve for one year and until his or her successor is elected and qualified. All of the nominees were elected to the Board at the 2015 Annual Meeting. Proxies will be voted at the Annual Meeting FOR the election of the eight persons named below unless marked AGAINST or ABSTAIN. We do not contemplate that any of the persons named below will be unable, or will decline, to serve; however, if any such nominee is unable or declines to serve, the persons named in the accompanying proxy may vote for a substitute, or substitutes, in their discretion, or the Board may reduce its size.



Robert E. Mellor, age 72

Director Since: 1998

Chairman of the Board of Coeur Mining, Inc. since July 2011. Chairman, Chief Executive Officer and President of Building Materials Holding Corporation (distribution, manufacturing and sales of building materials and component products) from 1997 to January 2010, director from 1991 to January 2010; member of the board of directors of The Ryland Group, Inc. (national residential home builder) from 1999 until October 2015, and since October 2015, member of the board of directors of CalAtlantic Group, Inc., successor to The Ryland Group, Inc. (resulting from its merger with Standard Pacific Corp.) and lead director and member of the board of directors of Monro Muffler/Brake, Inc. (auto service provider) from 2002 to 2007 and re-appointed in 2010, and former member of the board of directors of Stock Building Supply Holdings, Inc. (lumber and building materials distributor) from 2010 to December 1, 2015, when the company merged with another company. Mr. Mellor holds a Bachelor of Arts degree in Economics from Westminister College (Missouri) and a Juris Doctor from Southern Methodist University School of Law. As the former Chairman and Chief Executive Officer of Building Materials Holding Corporation, Mr. Mellor brings to the Board leadership, risk management, talent management, operations and strategic planning experience. Building Materials Holding Corporation filed a voluntary petition under the federal bankruptcy code in 2009 and emerged in 2010. Mr. Mellor also brings to the Board public company board experience through his service on the boards of CalAtlantic Group, Inc. and Monro Muffler/Brake, Inc., and former service with The Ryland Group, Inc. and Stock Building Supply Holdings, Inc.



Linda L. Adamany, age 64

Director Since: 2013

Non-executive director of Amec Foster Wheeler plc and its predecessor, AMEC plc (engineering, project management and consultancy company), since October 2012; member of the board of directors of Leucadia National Corporation (diversified holding company engaged in a variety of businesses, including investment banking and capital markets, beef processing, manufacturing, energy projects, asset management and real estate) since March 2014; member of the board of directors of National Grid plc (electricity and gas generation, transmission and distribution company) from November 2006 to November 2012. Ms. Adamany served at BP plc in several capacities from July 1980 until her retirement in August 2007, most recently from April 2005 to August 2007 as a member of the five-person Refining & Marketing Executive Committee responsible for overseeing the day-to-day operations and human resource management of BP plc's $45 billion Refining & Marketing business segment. Ms. Adamany also served BP plc as Executive Assistant to the Group Chief Executive from October 2002 to March 2005 and Chief Executive, BP Shipping from October 1999 to September 2002. Ms. Adamany is a CPA and holds a Bachelor of Science in Business Administration with a major in Accounting, awarded Magna cum Laude, from John Carroll University. With her over 35 years' experience in global industries, including as an executive and a director, Ms. Adamany brings to the Board leadership, financial and accounting expertise, familiarity with both business line and functional support areas and experience in public company board leadership.



Kevin S. Crutchfield, age 55

Director Since: 2013

Kevin S. Crutchfield is the Chairman (since May 2012) and Chief Executive Officer (since July 2009) of Alpha Natural Resources, Inc. (coal production). He has been with Alpha Natural Resources since its formation in 2003, serving as Executive Vice-President from November 2004 to January 2007, President from January 2007 to July 2009, Director since November 2007, Chief Executive Officer and most recently the additional responsibility of Chairman. On August 3, 2015, Alpha Natural Resources filed for protection under Chapter 11 of the federal bankruptcy laws. On March 8, 2016, Alpha Natural Resources filed a proposed Chapter 11 Plan of Reorganization and expects to conclude Chapter 11 bankruptcy proceedings by June 30, 2016. Mr. Crutchfield is an over 25-year coal industry veteran with technical, operating and executive management experience. Mr. Crutchfield is currently the Chairman of the National Mining Association and the Chairman of the American Coalition for Clean Coal Electricity. Prior to joining Alpha, he was President of Coastal Coal Co., LLC and Vice President of El Paso Corp. From 2000 to 2001, he served as President and CEO of AMVEST Minerals Corp. and President of the parent company, AMVEST Corp. Earlier in his career, he held senior management positions at Pittston Coal Co. and Cyprus Amax Coal Co, including a period in Australia as Chairman of Cyprus Australia Coal Corporation. Mr. Crutchfield also served on the board of directors at King Pharmaceuticals, Inc. from February 2010 until the first quarter of 2011, when he resigned in connection with the acquisition of King Pharmaceuticals by Pfizer; and on the board of directors of Rice Energy, Inc. from January 2014 to November 2014, as a designated representative of Alpha Natural Resources, Inc. during the time period when Alpha Natural Resources, Inc. was entitled to board representation at Rice. Mr. Crutchfield brings to the board his experience in corporate leadership, financial and operational management, government and regulatory oversight, health and safety management, and industry expertise through his various executive roles in global natural resource businesses, in addition to experience in public company board leadership.



Sebastian Edwards, age 62

Director Since: 2007

Henry Ford II Professor of International Business Economics at the University of California, Los Angeles (UCLA) from 1996 to present; Co-Director of the National Bureau of Economic Research's Africa Project from 2009 to present; published twelve books, including two best-selling novels, and over 200 scholarly articles; taught at IAE Universidad Austral in Argentina and at the Kiel Institute from 2000 to 2004; Chief Economist for Latin America at the World Bank from 1993 to 1996. Mr. Edwards has been an advisor to numerous governments, financial institutions, and multinational companies and is a frequent commentator on economic matters in national and international media outlets and publications. Mr. Edwards was educated at the Universidad Católica de Chile where he became a *Licenciado en Economía* and earned an *Ingeniero Comercial* degree. He received an MA and PhD in economics from the University of Chicago. As a professor of International Business, as well as through various positions relating to Latin American economies, Mr. Edwards brings to the Board international, government, economics and financial experience.



Randolph E. Gress, age 60

Director Since: 2013

Randolph E. Gress is the retired Chairman (November 2006 until January 2016 and director from August 2004 until January 2016), and retired Chief Executive Officer and President (from 2004 until December 2015) of Innophos, Inc. (specialty phosphates sales and manufacturing). He has been with Innophos, Inc. since its formation in 2004, when Bain Capital purchased Rhodia SA's North American Specialty Phosphate Business. Prior to his time at Innophos, Inc., Mr. Gress was with Rhodia since 1997 and held various positions including Global President of Specialty Phosphates (with two years based in the U.K) and Vice-President and General Manager of the NA Sulfuric Acid and Regeneration businesses. From 1982 to 1997, Mr. Gress served in various roles at FMC Corporation including Corporate Strategy and various manufacturing, marketing, and supply chain positions. Mr. Gress began his career at the Ford Motor Company in 1977. Mr. Gress earned a B.S.E. in Chemical Engineering from Princeton University and an M.B.A. from Harvard Business School. He is a seasoned industrial executive with a wide range of international and M&A experience. Mr. Gress brings to the board over 35 years of experience in manufacturing industries, most of which has been in chemicals, and includes mining experience (phosphates). He provides a unique background of corporate leadership, having guided his company through a spin off to private equity ownership and subsequent IPO.



Mitchell J. Krebs, age 44

Director Since: 2011

President, Chief Executive Officer and member of the Board since July 2011; Senior Vice President and Chief Financial Officer from March 2008 to July 2011; Treasurer from July 2008 to March 2010; Senior Vice President, Corporate Development from May 2006 to March 2008; Vice President, Corporate Development from February 2003 to May 2006. Mr. Krebs first joined Coeur in August 1995 as Manager of Acquisitions after spending two years as an investment banking analyst for PaineWebber Inc. Mr. Krebs holds a BS in Economics from The Wharton School at the University of Pennsylvania and an MBA from Harvard University. Mr. Krebs is a member of the Board of Directors as well as the Executive Committee, the Audit and Finance Committee and the Nominating and Governance Committee of the Board of Directors of the National Mining Association and is the Vice President and a member of the Executive Committee of The Silver Institute. As our President and Chief Executive Officer, Mr. Krebs brings to the Board his leadership, industry, financial markets, merger and acquisition, and strategic planning experience, as well as his in-depth knowledge of Coeur through the high level management positions he has held over the years.



John H. Robinson, age 65

Director Since: 1998

Chairman of Hamilton Ventures LLC (consulting and investment) since founding the firm in 2006; Chairman of EPC Global, Ltd. (engineering staffing company) from 2003 to 2004; Executive Director of Amey plc (British business process outsourcing company) from 2000 to 2002; Vice Chairman of Black & Veatch Inc. (engineering and construction) from 1998 to 2000. Mr. Robinson began his career at Black & Veatch and was managing partner prior to becoming Vice Chairman. Member of the board of directors of Alliance Resource Management GP, LLC (coal mining); Federal Home Loan Bank of Des Moines (financial services) and Olsson Associates (engineering consulting). Mr. Robinson holds a Master of Science degree in Engineering from the University of Kansas and is a graduate of the Owner-President-Management Program at the Harvard Business School. As a senior corporate executive in the engineering and consulting industries, and a director in the resource extraction and financial industries, Mr. Robinson brings to the Board leadership, talent management, strategic planning, operations, financial experience and insight into the broader health of the economy. Mr. Robinson also brings to the Board public company board experience.



J. Kenneth Thompson, age 64

Director Since: 2002

President and Chief Executive Officer of Pacific Star Energy LLC (private energy investment firm in Alaska) from September 2000 to present, with a principal holding in Alaska Venture Capital Group LLC (private oil and gas exploration company) from December 2004 to present; Executive Vice President of ARCO's Asia Pacific oil and gas operating companies in Alaska, California, Indonesia, China and Singapore from 1998 to 2000; President and Chief Executive Officer of ARCO Alaska, Inc., the oil and gas producing division of ARCO based in Anchorage from June 1994 to January 1998. Member of the board of directors of Alaska Air Group, Inc., the parent corporation of Alaska Airlines and Horizon Air. Mr. Thompson is also a member of the board of directors of Tetra Tech, Inc. (engineering consulting firm) and Pioneer Natural Resources (large independent oil and gas company). Mr. Thompson holds a Bachelor of Science degree and Honorary Professional Degree in Petroleum Engineering from the Missouri University of Science & Technology. Through Mr. Thompson's various executive positions, including the role of Chief Executive Officer, he brings to the Board leadership, risk management, talent management, engineering, operations, strategic planning and industry experience. Mr. Thompson also has government and regulatory experience through his work in other highly regulated industries such as the oil and gas, energy and airline industries and possesses public company board experience.

**THE BOARD OF DIRECTORS RECOMMENDS
THAT YOU VOTE FOR THE ELECTION
OF THE ABOVE NOMINEES AS DIRECTORS.**

Corporate Governance

Outreach and Engagement

We view our relationship with our stockholders as a critical part of our corporate governance profile. Among other things, engagement with our stockholders helps us to understand expectations for our performance, assess issues that may affect our business or other aspects of our operations, and shape corporate governance and compensation policies. In 2015, we proactively reached out to our largest 25 stockholders and engaged with many of them, including stockholders representing at least 52% of our aggregate outstanding shares (as of June 30, 2015) to discuss corporate governance and executive compensation matters. This led to focused discussions between senior executives and the stockholders who accepted our invitation, which gave us valuable feedback on key issues and specific elements of our programs and resulted in the changes described in "Compensation Discussion and Analysis" beginning at page 32.

Also in 2015, we conducted activities and events such as analyst meetings, investor conferences, and the 2015 Annual Stockholders' Meeting. In total, management conducted 16 presentations, held 140 one-on-one meetings with investors and hosted 5 conference calls allowing for questions and answers from investors and analysts in 2015.

We believe this combined approach has resulted in constructive feedback and input from stockholders and we intend to continue these efforts.

Corporate Governance Guidelines and Code of Business Conduct and Ethics

The Board has adopted Corporate Governance Guidelines and a Code of Business Conduct and Ethics in accordance with New York Stock Exchange corporate governance standards. Copies of these documents are available at our website, *www.coeur.com/company/corporate-governance/charters-and-policies*, and to any stockholder who requests them. We have previously provided, and intend to provide in the future, amendment information to these documents and any waivers from our code of ethics by posting to our website.

Committees of the Board of Directors and Attendance

Our Board met nine times during 2015. Each incumbent director who served in 2015, during his or her 2015 term of service, attended at least 90% of the meetings of the Board and committees on which he or she served.

The Board has established an Audit Committee, a Compensation Committee, a Nominating and Corporate Governance Committee and an Environmental, Health, Safety and Social Responsibility Committee. Each of these committees functions under a written charter adopted by the Board, copies of which are available on our website, *www.coeur.com/company/corporate-governance/charters-and-policies*, and to any stockholder who requests them. In addition, the Board has established an Executive Committee in accordance with our Bylaws, the relevant provisions of which are available on our website, *www.coeur.com/company/corporate-governance/charters-and-policies*, and to any stockholder who requests them.

The current members, responsibilities and the number of meetings held in 2015 of each of these committees are shown in the following table:

Audit Committee

Committee Members

Linda L. Adamany
Randolph E. Gress
John H. Robinson
J. Kenneth Thompson

Number of meetings in 2015: **7**

Responsibilities

Reviewing and reporting to the Board with respect to the oversight of various auditing and accounting matters, including:
- the selection and performance of our independent registered public accounting firm;
- the planned audit approach;
- the nature of all audit and non-audit services to be performed;
- accounting practices and policies; and
- the performance of the internal audit function.

Independence and Financial Literacy
- The Board has determined that each member of the Audit Committee is independent as defined by the New York Stock Exchange listing standards and Coeur's independence standards, which are included as part of Coeur's Corporate Governance Guidelines, as well as additional, heightened independence criteria under the New York Stock Exchange listing standards and SEC rules.
- All members of the Audit Committee satisfy the NYSE's financial literacy requirements.
- The Board has determined that Ms. Adamany is an Audit Committee Financial Expert, as a result of her knowledge, abilities, education and experience.

Compensation Committee

Committee Members

John H. Robinson
Kevin S. Crutchfield
Sebastian Edwards
Robert E. Mellor

Number of meetings in 2015: **7**

Responsibilities
- Approving, together with the other independent members of the Board, the annual compensation of our CEO.
- Approving the annual compensation of the non-CEO executive officers.
- Reviewing and making recommendations to the Board with respect to the compensation of the directors, our stock incentive plans and other executive benefit plans.

Independence
- The Board has determined that each member of the Compensation Committee is independent as defined by the New York Stock Exchange listing standards and Coeur's independence standards, which are included as part of Coeur's Corporate Governance Guidelines, as well as additional, heightened independence criteria under the New York Stock Exchange listing standards and SEC rules.

Nominating and Corporate Governance Committee

Committee Members

Robert E. Mellor
Randolph E. Gress
John H. Robinson
J. Kenneth Thompson

Number of meetings in 2015: **5**

Responsibilities
- Identifying and recommending to the Board nominees to serve on the Board.
- Establishing and reviewing corporate governance guidelines.
- Reviewing and making recommendations to the Board with respect to corporate governance matters.

Independence
- The Board has determined that each member of the Nominating and Corporate Governance Committee is independent as defined by the New York Stock Exchange listing standards and Coeur's independence standards, which are included as part of Coeur's Corporate Governance Guidelines.

 Chair

 Audit Committee Financial Expert



Environmental, Health, Safety and Social Responsibility Committee	**Responsibilities**
Committee Members J. Kenneth Thompson 🅲 Linda L. Adamany Kevin S. Crutchfield Sebastian Edwards Number of meetings in 2015: **4**	Reviewing and reporting to the Board with respect to our efforts and results in the areas of: ■ environmental permitting, compliance and stewardship; ■ employee and contractor safety and health; and ■ corporate social responsibility and community relations. **Independence** ■ The Board has determined that each member of the Environmental, Health, Safety and Social Responsibility Committee is independent as defined by the New York Stock Exchange listing standards and Coeur's independence standards, which are included as part of Coeur's Corporate Governance Guidelines.
Executive Committee	**Responsibilities**
Committee Members Robert E. Mellor 🅲 Mitchell J. Krebs John H. Robinson J. Kenneth Thompson Number of meetings in 2015: **0**	Acting in the place of the Board on limited matters that require action between Board meetings.

🅲 Chair

Board Leadership and Independent Chairman

The Board recognizes that one of its key responsibilities is to evaluate and determine its optimal leadership structure so as to provide independent oversight of management. The Board understands that there is no single, generally accepted approach to providing Board leadership, and that given the dynamic and competitive environment in which we operate, the right Board leadership structure may vary as circumstances warrant. An independent, non-executive Chairman has been determined by the Board to be optimal at the present time because that structure provides independent Board leadership and allows the CEO to concentrate on our business operations. Currently,

Mr. Robert E. Mellor serves as independent Chairman of the Board. Mr. Mitchell J. Krebs serves as President, CEO and Director.

The Board and Nominating and Corporate Governance Committee review the structure of Board and Company leadership as part of its annual review of the succession planning process. The Board believes that a separate Chairman and CEO, together with an Audit Committee, Compensation Committee, Nominating and Corporate Governance Committee and Environmental, Health, Safety and Social Responsibility Committee, each consisting entirely of independent directors, is the most appropriate leadership structure for the Board at this time.

Director Independence

The Board has determined that seven of its eight current directors (Robert E. Mellor, Linda L. Adamany, Kevin S. Crutchfield, Sebastian Edwards, Randolph E. Gress, John H. Robinson and J. Kenneth Thompson), or all of the directors other than Mr. Krebs, President and CEO, are independent within the meaning of applicable New York Stock Exchange listing standards and rules and our independence standards, which are included as part of our Corporate Governance Guidelines. The Board has further determined that

the Audit Committee, Compensation Committee, Nominating and Corporate Governance Committee and Environmental, Health, Safety and Social Responsibility Committee are composed solely of independent directors and members of the Audit and Compensation Committees satisfy additional, heightened independence criteria applicable to members of those committees under New York Stock Exchange listing standards and SEC rules. Consequently, independent directors directly oversee such important matters as our financial statements, executive compensation, the selection and evaluation of directors and the development and implementation of our corporate governance programs and our health and safety, environmental and community relations programs and compliance.

In determining the independence of directors, the Board (with the assistance of the General Counsel and based upon the recommendation of the Nominating and Corporate Governance Committee) undertakes an annual review of the independence of all non-employee directors. Each non-employee director annually provides the Board with information

regarding the director's business and other relationships with Coeur and its affiliates, and with senior management and their affiliates, to enable the Board to evaluate the director's independence. In the course of the annual determination of the independence of directors, the Board (with the assistance of the General Counsel and based upon the recommendation of the Nominating and Corporate Governance Committee) evaluates all relevant information and materials, including any relationships between Coeur and any other company where one of our non-employee directors also serves as a director.

Policy Regarding Director Nominating Process

The Nominating and Corporate Governance Committee has adopted a policy pursuant to which a stockholder who has owned at least 1% of our outstanding shares of common stock for at least two years may recommend a director candidate that the committee will consider when there is a vacancy on the Board either as a result of a director resignation or an increase in the size of the Board. Such recommendation must be in writing addressed to the Chairman of the Nominating and Corporate Governance Committee at our principal executive offices and must be received by the Chairman at least 120 days prior to the anniversary date of the release of the prior year's proxy statement. Although the

Nominating and Corporate Governance Committee has not formulated any specific minimum qualifications that it believes must be met by a nominee that the Nominating and Corporate Governance Committee recommends to the Board, the Nominating and Corporate Governance Committee will take into account the factors discussed under "Proposal No. 1: Election of Directors — Director and Nominee Experience and Qualifications" on page 10. The Nominating and Corporate Governance Committee would intend to evaluate a stockholder nominee according to the same criteria as a nominee from any other source.

Policy Regarding Stockholder Communications with Directors

Stockholders and other interested persons desiring to communicate with a director, the independent directors as a group or the full Board may address such communication to the attention of our

Corporate Secretary, 104 South Michigan Avenue, Suite 900, Chicago, Illinois 60603, and such communication will be forwarded to the intended recipient or recipients.

Policy Regarding Director Attendance at Annual Meetings

We have a policy that encourages directors to attend each annual meeting of stockholders, absent

extraordinary circumstances. All directors attended the 2015 Annual Meeting.

Meetings of Non-Management Directors

Non-management members of the Board conduct regularly scheduled meetings as required without members of management being present. Robert E.

Mellor, the independent Chairman of the Board, presides over each such meeting.

Board Self-Evaluation Process and Effectiveness

The Board and each of its committees conduct an annual self-evaluation process to evaluate its effectiveness in fulfilling its obligations. This process involves a discussion during an in-person meeting by the Board and each committee of directors' observations arising from questions provided in advance of the meeting as well as one-on-one meetings between Mr. Mellor, Chairman of the Board, and each director, covering the following subjects:

- Board and committee composition;

- organization and effectiveness of meetings and communication;

- effectiveness of the Board and committees in executing their responsibilities;

- controls and ethics of the Board and its committees; and

- sufficiency of the level of internal and external support provided to the Board and its committees.

In addition, Mr. Mellor held self-assessment meetings with each director individually in 2015. The Board and each committee take the results of the evaluation into account when making Board nomination and committee appointment decisions.

Compensation Consultant Disclosure

The Compensation Committee has retained The POE Group Inc. ("The POE Group") since July 2012 to provide information, analyses, and advice regarding executive and director compensation, as described below. The POE Group is a compensation consulting firm specializing in executive compensation consulting services, and reports directly to the Compensation Committee.

The POE Group provided the following services for the Compensation Committee during 2015:

- evaluated our executive officers' base salary, annual incentive and long-term incentive compensation, and total direct compensation relative to the competitive market;

- advised the Compensation Committee on executive officer target award levels within the annual and long-term incentive program and, as needed, on actual compensation actions;

- assessed the alignment of our executive compensation levels relative to our compensation philosophy;

- briefed the Compensation Committee on executive compensation trends among our peers and the broader industry;

- assessed the alignment of CEO pay to relative industry performance measures; and

- evaluated our non-employee director compensation levels and program relative to the competitive market.

At the Compensation Committee's direction, The POE Group provided the following additional services for the Compensation Committee during 2015 and in early 2016:

- advised on the design of our annual and long-term incentive plans, described in "Compensation Discussion and Analysis";

- provided tally sheets detailing total compensation for 2015, equity and deferred compensation gains for 2015, and severance payouts for change in control; and

- assisted with the preparation of the Compensation Discussion and Analysis for this proxy statement.

In the course of conducting its activities, The POE Group attended all of the seven meetings of the Compensation Committee during 2015 and presented its findings and recommendations for discussion.

The decisions made by the Compensation Committee are its responsibility and may reflect factors and considerations other than the information and recommendations provided by The POE Group or any other advisor to the Compensation Committee.

The POE Group reports directly to the Compensation Committee and provides no services to Coeur other than executive and non-employee director compensation consulting services at the direction of the Compensation Committee. The POE Group has no other direct or indirect business or relationships with Coeur or any of its affiliates and no current business or personal relationships with members of the Compensation Committee or our executive officers. In addition, in its consulting agreement with the Compensation Committee, The POE Group agreed to advise the Chair of the Compensation Committee if any potential conflicts of interest arise that could cause The POE Group's independence to be questioned, and not to undertake projects for management except at the request of the Compensation Committee Chair and as an agent for the Compensation Committee.

In March 2016, the Compensation Committee considered the following six factors with respect to The POE Group: (i) the provision of other services to Coeur by The POE Group; (ii) the amount of fees received from Coeur by The POE Group, as a percentage of the total revenue of The POE Group; (iii) the policies and procedures of The POE Group that are designed to prevent conflicts of interest; (iv) any business or personal relationship of The POE Group with a member of the Compensation Committee; (v) any Coeur stock owned by The POE Group; and (vi) any business or personal relationship of The POE Group with any of our executive officers. After considering the foregoing factors, the Compensation Committee determined that The POE Group was independent and that the work of The POE Group with the Compensation Committee for 2015 did not raise any conflict of interest.

Risk Oversight

The Board is responsible for assessing the major risks facing Coeur and reviewing options for their mitigation. In addition, the Board has delegated oversight of certain categories of risk to the Audit Committee, the Environmental, Health, Safety and Social Responsibility Committee, the Compensation Committee and the Nominating and Corporate Governance Committee.

- Audit Committee reviews with management and the independent auditor compliance with legal and regulatory requirements, with a focus on legal and regulatory matters related to internal controls, accounting, finance and financial reporting and contingent liabilities, and discusses policies with respect to risk assessment and risk management.

- Environmental, Health, Safety and Social Responsibility Committee reviews our compliance with environmental and safety laws and oversees community relations risk management.

- Compensation Committee is:

  - responsible for recommending compensation for executive officers that includes performance-based reward opportunities that promote retention and support growth and innovation without encouraging or rewarding excessive risk. For a discussion of the Compensation Committee's assessments of compensation-related risks, see "Compensation Committee Role in Risk" below."

- oversees succession planning for the CEO in conjunction with the Nominating and Corporate Governance Committee, and for other executive and key officers.

- Nominating and Corporate Governance Committee: oversees risks related to our corporate governance, including Board and director performance, director and executive officer succession, and the review of Coeur's Corporate Governance Guidelines and other governance documents

In performing their oversight responsibilities, each of these committees periodically discusses with management our policies with respect to risk assessment and risk management and reports to the Board regularly on matters relating to the specific areas of risk the committee oversees.

Throughout the year, the Board, the Audit Committee, the Compensation Committee, the Environmental, Health, Safety and Social Responsibility Committee and the Nominating and Corporate Governance Committee each receive reports from management regarding major risks and exposures facing Coeur and the steps management has taken to monitor and control such risks and exposures. In addition, throughout the year, the Board, the Audit Committee, the Compensation Committee, the Environmental, Health, Safety and Social Responsibility Committee and the Nominating and Corporate Governance Committee each dedicate a portion of their meetings to reviewing and discussing specific risk topics in greater detail.



Compensation Committee Role in Risk

The Compensation Committee has conducted an analysis of the current risk profile of our compensation programs. The risk assessment included a review of the primary design features of our compensation programs and the process for determining executive and employee compensation. The risk assessment identified numerous ways in which our compensation programs potentially mitigate risk, including:

- the structure of our executive compensation programs, which consist of both fixed and variable compensation and reward both annual and long-term performance;

- the balance between long and short-term incentive programs, with greater weight placed on long-term programs;

- the use of caps or maximum amounts on the incentive programs;

- the use of multiple performance metrics under our incentive plans;

- a heavier weighting toward overall corporate performance for cash-based incentive plans;

- time-based vesting for equity-based awards (including performance share awards) to promote retention; and

- strict and effective internal controls.

In addition, Coeur has a clawback policy providing for the recovery of incentive payments to executive officers in certain circumstances, which further mitigates risk.

Compensation Committee Interlocks and Insider Participation

None of the members of the Compensation Committee during 2015 or as of the date of this proxy statement is or has been an officer or employee of Coeur, and no executive officer of Coeur served on the compensation committee or board of any company that employed any member of the Compensation Committee or Board during that time.

Audit and Non-Audit Fees

The following sets forth information relating to fees billed or incurred by KPMG LLP, which served as our auditor for 2015 and 2014, for professional services rendered Coeur for the each of the past two years:

	2015	2014
Audit Fees[1]	$1,900,000	$1,900,000
Audit-Related Fees	$ 160,000	$ 0
Tax Fees	$ 23,120	$ 178,315
All-Other Fees	$ 130,000	$ 150,000

(1) Total fees billed by KPMG LLP for professional services for the audit of our consolidated financial statements for the years ended December 31, 2015 and 2014, the audit of our internal control over financial reporting, statutory audit work for certain foreign subsidiaries, and the reviews of our consolidated financial statements included in our Quarterly Reports on Form 10-Q during 2015 and 2014

None of the services described above were approved by the Audit Committee under the *de minimis* exception provided by Rule 2-01(c)(7)(i)(C) under Regulation S-X.

Audit Committee Policies and Procedures for Pre-Approval of Independent Auditor Services

The Audit Committee has policies and procedures requiring pre-approval by the Audit Committee of the engagement of our independent auditor to perform audit services, as well as permissible non-audit services, for us. The nature of the policies and procedures depend upon the nature of the services involved, as follows:

Service	Description
Audit Services	The annual audit services engagement terms and fees are subject to the specific pre-approval of the Audit Committee. Audit services include the annual financial statement audit, required quarterly reviews, subsidiary audits and other procedures required to be performed by the auditor to form an opinion on our financial statements, and such other procedures including information systems and procedural reviews and testing performed in order to understand and place reliance on the systems of internal control. Other audit services may also include statutory audits or financial audits for subsidiaries and services associated with SEC registration statements, periodic reports and other documents filed with the SEC or used in connection with securities offerings.
Audit-Related Services	Audit-related services are assurance and related services that are reasonably related to the performance of the audit or review of our financial statements or that are traditionally performed by the independent auditor. Audit-related services are subject to the specific pre-approval of the Audit Committee. Audit-related services include, among others, due diligence services relating to potential business acquisitions/dispositions; accounting consultations relating to accounting, financial reporting or disclosure matters not classified as audit services; assistance with understanding and implementing new accounting and financial reporting guidance from rulemaking authorities; financial audits of employee benefit plans; agreed-upon or expanded audit procedures relating to accounting and/or billing records required to respond to or comply with financial, accounting or regulatory reporting matters; and assistance with internal control reporting requirements.
Tax Services	Tax services are subject to the specific pre-approval of the Audit Committee. The Audit Committee will not approve the retention of the independent auditor in connection with a transaction the sole business purpose of which may be tax avoidance and the tax treatment of which may not be supported by the Internal Revenue Code and related regulations.
All Other Services	The Audit Committee may grant pre-approval of those permissible non-audit services that it believes are routine and recurring services, would not impair the independence of the auditor and are consistent with the SEC's rules on auditor independence. Such other services must be specifically pre-approved by the Audit Committee.

Our Chief Financial Officer is responsible for tracking all independent auditor fees against the budget for such services and reports at least annually to the Audit Committee. The Audit Committee Chair has been delegated pre-approval authority to address any approvals for services requested between Audit Committee meetings.

PROPOSAL NO. 2:
RATIFICATION OF APPOINTMENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Audit Committee, which consists entirely of independent directors, is recommending approval of its appointment of Grant Thornton LLP as our independent registered public accounting firm to audit our consolidated financial statements for the year ending December 31, 2016 and to perform audit-related services, including review of our quarterly interim financial information and periodic reports and registration statements filed with the SEC and consultation in connection with various accounting and financial reporting matters. KPMG LLP served as the Company's independent registered public accounting firm for the year ended December 31, 2015.

The Audit Committee conducted a competitive process to determine the Company's independent registered public accounting firm for the Company's year ending December 31, 2016. On March 8, 2016, the Audit Committee approved, effective as of that date, the engagement of Grant Thornton LLP as the Company's independent registered public accounting firm for the Company's year ending December 31, 2016 and the dismissal of KPMG LLP.

KPMG LLP's audit reports on the Company's financial statements for the years ended December 31, 2015 and 2014 did not contain an adverse opinion or a disclaimer of opinion and were not qualified or modified as to uncertainty, audit scope or accounting principle. During the years ended December 31, 2015 and 2014, and the subsequent interim period through March 8, 2016, there were (i) no disagreements (within the meaning of Item 304(a) of Regulation S-K) with KPMG LLP on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which, if not resolved to KPMG LLP's satisfaction, would have caused KPMG LLP to make reference thereto in their reports on the financial statements for such years, and (ii) no "reportable events" within the meaning of Item 304(a)(1)(v) of Regulation S-K.

The Company provided KPMG LLP with a copy of disclosures it expected to make in a Current Report on Form 8-K and requested from KPMG LLP a letter addressed to the SEC indicating whether or not it agreed with those disclosures. A copy of KPMG LLP's letter dated March 9, 2016 is attached as Exhibit 16.1 to the Company's Current Report on Form 8-K filed on March 14, 2016.

During the years ended December 31, 2015, and 2014, and the subsequent interim period through March 8, 2016, neither the Company nor anyone on its behalf has consulted with Grant Thornton LLP regarding (i) the application of accounting principles to a specific transaction, either completed or proposed, or the type of audit opinion that might be rendered on the Company's financial statements, and neither a written report or oral advice was provided to the Company that Grant Thornton LLP concluded was an important factor considered by the Company in reaching a decision as to any accounting, auditing, or financial reporting issue, (ii) any matter that was the subject of a disagreement within the meaning of Item 304(a)(1)(iv) of Regulation S-K, or (iii) any reportable event within the meaning of Item 304(a)(1)(v) of Regulation S-K.

As a matter of good corporate governance, a resolution will be presented at the Annual Meeting to ratify the appointment by the Audit Committee of Grant Thornton LLP to serve as our independent registered public accounting firm for the year ending December 31, 2016. Representatives of Grant Thornton LLP are expected to be present at the Annual Meeting and will have the opportunity to make a statement, if they desire to do so, and are expected to be available to respond to appropriate questions.

The Board has put this proposal before the stockholders because the Board believes that seeking stockholder ratification of the appointment of the independent auditor is good corporate practice. If the appointment of Grant Thornton LLP is not ratified, the Audit Committee will evaluate the basis for the stockholders' vote when determining whether to continue the firm's engagement.

THE BOARD RECOMMENDS THAT YOU VOTE FOR THE RATIFICATION OF THE APPOINTMENT OF GRANT THORNTON LLP AS OUR INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM.



EXECUTIVE OFFICERS

The following table sets forth certain information regarding our current executive officers:

Name	Age	Current Position with Coeur	Since	Joined Coeur
Mitchell J. Krebs	44	President, Chief Executive Officer and Director	2011	1995
Peter C. Mitchell	60	Senior Vice President and Chief Financial Officer	2013	2013
Frank L. Hanagarne, Jr	58	Senior Vice President and Chief Operating Officer	2013	2011
Casey M. Nault	44	Senior Vice President, General Counsel and Secretary	2015	2012
Hans Rasmussen	56	Senior Vice President, Exploration	2016	2013
Mark A. Spurbeck	42	Vice President, Finance	2013	2013



Mitchell J. Krebs, age 44

President, Chief Executive Officer and Director

Mitchell J. Krebs was appointed President, Chief Executive Officer and member of the Board of Directors of Coeur Mining, Inc. in July 2011. Prior to that, Mr. Krebs served as Senior Vice President and Chief Financial Officer from March 2008 to July 2011; Treasurer from July 2008 to March 2010; Senior Vice President, Corporate Development from May 2006 to March 2008; Vice President, Corporate Development from February 2003 to May 2006. Mr. Krebs first joined Coeur in August 1995 as Manager of Acquisitions after spending two years as an investment banking analyst for PaineWebber Inc. Mr. Krebs holds a Bachelor of Science in Economics from The Wharton School at the University of Pennsylvania and a Master of Business Administration from Harvard University.



Peter C. Mitchell, age 60

Senior Vice President and Chief Financial Officer

Peter C. Mitchell was appointed Senior Vice President and Chief Financial Officer, in June 2013. Prior to joining Coeur, Mr. Mitchell served as Chief Financial Officer of Taseko Mines Limited, a Vancouver, B.C.-based mining company, starting in September 2008. In that capacity he led the financial operations of Taseko, including sourcing strategic capital to fund Taseko's strategic growth plan. Previously, Mr. Mitchell was involved in leading and managing growth in private equity portfolio companies through acquisitions, integrations and greenfield initiatives. His roles included serving as President of Florida Career College, a for-profit college in Fort Lauderdale, Florida, from March 2008 to September 2008; President and Chief Executive Officer of Vatterott Educational Centers, Inc. in St. Louis, Missouri, a for-profit educational company, from 2002 to 2007; Vice Chairman and Chief Financial Officer of Von Hoffmann Corporation in St. Louis, a commercial and educational printing company in St. Louis, Missouri, from 1997 to 2002; Senior Vice President and Chief Financial Officer of Crown Packaging Ltd., an integrated paper packaging company in Seattle, Washington and Vancouver, B.C., from 1993 to 1997; and Vice President and Chief Financial Officer of Paperboard Industries Corporation, a packaging and container manufacturer in Toronto, from 1985 to 1993. None of these prior employers are affiliates of Coeur. Mr. Mitchell is a Chartered Accountant with degrees in Economics (BA) from the University of Western Ontario and Business Administration (MBA) from the University of British Columbia.



Frank L. Hanagarne, Jr., age 58

Senior Vice President and Chief Operating Officer

Frank L. Hanagarne, Jr. was appointed Senior Vice President and Chief Operating Officer in February 2013. Mr. Hanagarne joined Coeur as Senior Vice President and Chief Financial Officer effective October 2011. Prior to joining Coeur, Mr. Hanagarne served from September 2006 to December 2010 as Director of Corporate Development at Newmont Mining Corporation, a gold producer, and from January 2011 to September 2011 as Chief Operating Officer of Valcambi SA, a precious metal refiner in which Newmont has an equity interest. Valcambi and Newmont are not affiliates of Coeur. Over a 17-year career at Newmont, Mr. Hanagarne also served as Mill Project Superintendent from September 2004 to September 2006 and as Advisor in Corporate Health and Safety and Loss Prevention from July 2001 to September 2004. His years of service at Newmont included positions of increasing responsibility within key areas of Newmont's operations and business functions as well as environmental, health and safety. Mr. Hanagarne has a total 30 years of industry experience in the finance, operations, and business development areas. Mr. Hanagarne holds a Master's degree in Business Administration from the University of Nevada, Reno, and a Bachelor of Metallurgical Engineering degree from the New Mexico Institute of Mining and Technology.



Casey M. Nault, age 44

Senior Vice President, General Counsel and Secretary

Casey M. Nault was appointed Senior Vice President, General Counsel and Secretary in January 2015. Mr. Nault was appointed as Vice President and General Counsel upon joining Coeur in April 2012 and was appointed Secretary in May 2012. Prior to joining Coeur, Mr. Nault served as a shareholder and attorney at the law firm of Graham & Dunn P.C. in Seattle, Washington from January 2009 to April 2012. Prior to joining Graham & Dunn, Mr. Nault served as First Vice President and Assistant General Counsel at Washington Mutual, Inc., formerly a financial services company, from December 2007 to January 2009 and as Director, Corporate Counsel at Starbucks Corporation from October 2003 to December 2007. Prior to joining Starbucks Corporation, Mr. Nault was an associate at Gibson, Dunn & Crutcher LLP. Mr. Nault holds a Bachelor of Arts degree from the University of Washington and a Juris Doctor from the University of Southern California Law School.



Hans Rasmussen, age 56

Senior Vice President, Exploration

Hans Rasmussen was appointed Senior Vice President, Exploration in January 2016. Mr. Rasmussen was appointed Vice President, Exploration upon joining Coeur in September 2013. Mr. Rasmussen has many years of experience in the mining business, 16 years of which were with senior producers Newmont Mining and Kennecott/Rio Tinto; as well as serving as a consultant for senior producers such as BHP, Teck-Cominco and Quadra Mining. Since 2004, he has been an officer or served on the Board of Directors of several junior public exploration companies with gold and silver projects in Quebec, Nevada, Argentina, Chile, Colombia, Peru, and Bolivia. Mr. Rasmussen has a Master of Science in Geophysics from the University of Utah, and Bachelor of Science degrees in Geology and Physics from Southern Oregon University.



Mark A. Spurbeck, age 42

Vice President, Finance

Mark A. Spurbeck was appointed Vice President of Finance in May 2013 and serves as Coeur's principal accounting officer. Mr. Spurbeck came to Coeur from Newmont Mining Corporation where he served as Group Executive, Assistant Controller from July 2011 to May 2013. He previously served as Newmont's Senior Director of Financial Reporting from July 2008 to July 2011 and Director of Accounting Research from July 2005 to July 2008. Prior to joining Newmont, Mr. Spurbeck was Director of Accounting, Payment Services at First Data Corporation. Mr. Spurbeck began his career with Deloitte & Touche LLP. Mr. Spurbeck is a Certified Public Accountant and holds a Bachelor of Arts degree from Hillsdale College.

SHARE OWNERSHIP

The following table sets forth information, as of the close of business on February 16, 2016 (except as otherwise noted), concerning the beneficial ownership of our common stock by each beneficial holder of more than 5% of our outstanding shares of common stock, each of our current directors, each of the executive officers listed in the Summary Compensation Table set forth below, and by all of our current directors and executive officers as a group.

Stockholder	Shares Beneficially Owned	Percent of Outstanding
Donald Smith & Co., Inc.	13,252,541[1]	8.8%
The Vanguard Group, Inc.	9,252,580[2]	6.1%
BlackRock, Inc.	7,613,205[3]	5.6%
Van Eck Associates Corporation	7,901,012[4]	5.2%
Mitchell J. Krebs	715,088[5]	*
Peter C. Mitchell	275,783[5]	*
Frank L. Hanagarne, Jr.	272,710[5]	*
Casey M. Nault	210,590[5]	*
Robert E. Mellor	97,354	*
John H. Robinson	89,189	*
J. Kenneth Thompson	88,288	*
Keagan J. Kerr	81,092[6]	*
Sebastian Edwards	79,909	*
Linda L. Adamany	73,268	*
Kevin S. Crutchfield	72,548	*
Randolph E. Gress	72,548	*
All current executive officers and directors as a group (13 persons)	2,334,424[5]	*

*   Holding constitutes less than 1% of the outstanding shares on February 16, 2016 of 152,595,916.

(1)   As of December 31, 2015, based on information contained in a Schedule 13G filed on February 10, 2016, Donald Smith & Co., Inc. has sole voting power over 10,529,007 shares and sole dispositive power over 13,252,541 shares. Donald Smith/Long Short Equities Fund, L.P. has sole voting power over 51,948 shares and sole dispositive power over 13,252,541 shares. Kamal Shah has sole voting power over 1,700 shares and sole dispositive voting power over 13,252,541 shares. The address for Donald Smith & Co., Inc. is 152 West 57th St., New York, NY 10019.

(2)   As of December 31, 2015, based on information contained in a Schedule 13G/A filed on February 11, 2016, The Vanguard Group, Inc. has sole voting power over 172,419 shares, shared voting power over 21,300 shares, sole dispositive power over 9,066,811 shares and shared dispositive power over 185,769 shares. The address for The Vanguard Group, Inc. is 100 Vanguard Blvd., Malvern, PA 19355.

(3)   As of December 31, 2015, based on information contained in a Schedule 13G/A filed on January 26, 2016, Blackrock, Inc. has sole voting power over 7,255,362 shares and sole dispositive power over 7,613,205 shares. The address for Blackrock, Inc. is 55 E. 52nd St., New York, NY 10055.

(4)   As of December 31, 2015, based on information contained in a Schedule 13G/A filed on February 11, 2016, Van Eck Associates Corporation has sole voting and dispositive power over 7,901,012 shares. The shares are held within mutual funds and other client accounts managed by Van Eck Associates Corporation, one of which individually own more than 5% of the outstanding shares. The address for Van Eck Associates Corporation is 666 Third Ave. – 9th Floor, New York, NY 10017.

(5)   Holding includes the following shares which may be acquired upon the exercise of options outstanding under the 1989/2003/2015 Long-Term Incentive Plans and exercisable within 60 days of February 16, 2016: Mitchell J. Krebs — 93,826 shares; Peter C. Mitchell — 10,772 shares; Frank L. Hanagarne, Jr. — 26,060 shares; Casey M. Nault — 18,207 shares; and all current directors and executive officers as a group — 174,200 shares.

(6)   Mr. Kerr resigned from the Company effective January 31, 2016. Holdings shown are as reported by Mr. Kerr to the Company on January 26, 2016 and include 10,812 shares which may be acquired upon exercise of options outstanding under the 1989/2003/2015 Long-Term Incentive Plans and exercisable within 60 days of February 16, 2016.

AUDIT COMMITTEE REPORT

The Audit Committee, which consists of Linda L. Adamany (Chair), Randolph E. Gress, John H. Robinson and J. Kenneth Thompson, is governed by its charter, a copy of which is available on our website at http://www.coeur.com/company/corporate-governance/charters-and-policies/audit-committee-charter#. The Board has determined that Linda L. Adamany is an "audit committee financial expert" within the meaning of rules adopted by the Securities and Exchange Commission. All of the members of the Audit Committee are "independent" as defined in the rules of the Securities and Exchange Commission and the listing standards of the New York Stock Exchange.

The Audit Committee assists the Board in fulfilling its responsibilities to stockholders with respect to our independent auditors, our internal audit function, our corporate accounting and reporting practices, and the quality and integrity of our financial statements and reports. The Audit Committee is responsible for the appointment, compensation and oversight of the work of our independent auditors and internal audit function.

The Audit Committee discussed with our independent auditors the scope, extent and procedures for the 2015 audit. Following completion of the audit, the Audit Committee met with our independent auditors, with and without management present, to discuss the results of their examinations, the cooperation received by the auditors during the audit examination, their evaluation of our internal controls over financial reporting and the overall quality of our financial reporting.

Management is primarily responsible for our financial statements, reporting process and systems of internal controls. In ensuring that management fulfilled that responsibility, the Audit Committee reviewed and discussed with management the audited financial statements in our Annual Report on Form 10-K for the fiscal year ended December 31, 2015. Discussion topics included the quality and acceptability of the accounting principles, the reasonableness of significant judgments, the clarity of disclosures in the financial statements, and an assessment of the work of the independent auditors.

The independent auditors are responsible for expressing an opinion on the conformity of the audited financial statements with generally accepted accounting principles. The Audit Committee reviewed and discussed with the independent auditors their judgments as to the quality and acceptability of our accounting principles and such other matters as are required to be discussed under applicable standards of the Public Company Accounting Oversight Board. In addition, the Audit Committee received from the independent auditors written disclosures and a letter as required by applicable rules of the Public Company Accounting Oversight Board regarding the independent auditors' communications with the Audit Committee concerning independence, discussed with the independent auditors their independence from us and our management, and considered the compatibility of non-audit services with the auditors' independence.

KPMG LLP reported to the Audit Committee that:

- there were no disagreements with management;
- it was not aware of any consultations about significant matters that management discussed with other auditors;
- no major issues were discussed with management prior to KPMG LLP's retention;
- it received full cooperation and complete access to our books and records;
- it was not aware of any material fraud or likely illegal acts as a result of its audit procedures;
- there were no material weaknesses identified in its testing of our internal control over financial reporting; and
- there were no known material misstatements identified in its review of our interim reports.

Based on the reviews and discussions described above, the Audit Committee recommended to the Board (and the Board subsequently approved) the inclusion of the audited financial statements in the Annual Report on Form 10-K for the fiscal year ended December 31, 2015 for filing with the SEC.

In addition, the Audit Committee selected Grant Thornton LLP as our independent registered public accounting firm for the fiscal year ending December 31, 2016. The Board has recommended to our stockholders that they ratify and approve the selection of Grant Thornton LLP as our independent registered public accounting firm for the fiscal year ending December 31, 2016.

The Audit Committee is responsible for establishing procedures for the receipt, retention and treatment of complaints we receive regarding accounting, internal accounting controls or auditing matters, including the confidential, anonymous submission of complaints by our employees, received through established procedures, of concerns regarding questionable accounting or auditing matters. Reference is made to the Audit Committee's charter for additional information as to the responsibilities and activities of the Audit Committee.

Audit Committee of the Board of Directors

LINDA L. ADAMANY, Chair
J. KENNETH THOMPSON
RANDOLPH E. GRESS
JOHN H. ROBINSON



COMPENSATION DISCUSSION AND ANALYSIS

This Compensation Discussion and Analysis ("CD&A") describes our compensation program for the following individuals, all of whom are considered NEOs for 2015.

Name	Title
Mitchell J. Krebs	President and Chief Executive Officer
Peter C. Mitchell	Senior Vice President and Chief Financial Officer
Frank L. Hanagarne, Jr.	Senior Vice President and Chief Operating Officer
Casey M. Nault	Senior Vice President, General Counsel and Secretary
Keagan J. Kerr[1]	Former Senior Vice President, Corporate Affairs and Human Resources

(1)   Mr. Kerr resigned as Senior Vice President, Corporate Affairs and Human Resources effective January 31, 2016.

Our executive compensation program aligns with our strong pay-for-performance philosophy and ties a substantial portion of executive compensation to the achievement of annual and long-term strategic objectives. The objectives of our executive compensation program are to (i) drive performance against critical strategic goals designed to create long-term stockholder value and (ii) pay our executives at a level and in a manner that ensures Coeur is capable of attracting, motivating and retaining top executive talent. We believe these compensation objectives will lead to achievement of our long-term strategic objectives, including lowering costs, increasing free cash flow, and increasing reserves and other mineralized material. Management is confident that achievement of these objectives will drive positive long-term stock performance.

This CD&A describes the components of our executive compensation program, providing a discussion of our executive compensation philosophy, policies and practices. It also describes how and why the Compensation Committee of the Board of Directors arrived at specific 2015 executive compensation decisions and the factors the Compensation Committee considered in making those decisions.

In this CD&A we use the following terms to describe our operations and results, some of which are non-GAAP financial measures. Please see "Appendix A – Additional Information" for additional information and for any GAAP to non-GAAP reconciliations.

Term	Definition
AISC[1]	All-in sustaining costs
Ag	Silver
AgEq	Silver equivalent. Silver equivalence assumes a 60:1 silver to gold ratio except where noted as the ratio of average realized prices. Average realized prices for 2013, 2014 and 2015 were $23.94, $18.87 and $15.46 for silver, respectively, and $1,327, $1,252 and $1,143 for gold, respectively.
Au	Gold
CAS[1]	Costs applicable to sales
EBITDA	Earnings before interest, taxes, depreciation and amortization
FCF/free cash flow	Cash flow from operating activities, excluding capital expenditures and royalty payments
LTM	Last twelve months
Tpd	Tons per day

(1)   Coeur uses CAS and AISC (as defined by the World Gold Council) per AgEq ounce to evaluate the Company's current operating performance and life of mine performance from discovery through reclamation. We believe these measures assist investors, analysts, and other stakeholders in understanding the costs associated with producing silver and gold and assessing our operating performance and ability to generate free cash flow from operations.

Executive Summary

Coeur's Well-Advanced Repositioning and 2015 Results

Against a backdrop of severe declines in gold and silver prices in 2015, Coeur made tremendous progress as we continue our efforts to reposition and strengthen the business in response to this challenging environment. We selectively invested capital into our mining operations in order to gain access to higher-grade, higher-margin silver and gold ounces, to make our mining operations more efficient, to explore for and identify new higher-

grade discoveries near our existing operations, and to acquire new assets that we expect to contribute low-cost production for many years. These efforts led to growth in production, higher cash flow and industry-leading cost reductions during 2015.

Notwithstanding this strong performance in 2015, in light of negative returns for stockholders, the Board's Compensation Committee exercised negative discretion and reduced AIP payouts by approximately 20% for each NEO compared to 2014.

2015 Objectives	
Operational Enhancements	✓ Achieved larger-scale, more efficient mining rates at the Rochester mine in Nevada, resulting in 13% higher production levels and unit costs that were 18% lower in 2015 compared to 2014 ✓ Implemented process plant improvements at the Palmarejo complex in Mexico, leading to significantly higher recovery rates, which are the percentage of silver and gold we recover from the ore we mine. In the fourth quarter of 2015, silver recovery rates were 95.4% compared to 80.2% during the same period in 2014. Similarly, gold recovery rates in the fourth quarter of 2015 were 88.8% compared to 78.7% in the comparable quarter of 2014 ✓ Supplemented our mining activities at the San Bartolomé mine in Bolivia with purchases of much higher-grade ore from third parties in order to reduce the mine's unit costs and increase its cash flow ✓ Expanded mining and processing rates at the Kensington gold mine in Alaska, resulting in record annual gold production and a 16% decline in unit costs in 2015 compared to 2014 ✓ Improved recovery rates by 13% and nearly doubled production at the newly-acquired Wharf gold mine since completing the acquisition in February 2015
Targeted Exploration	✓ Announced new high-grade discoveries at the Palmarejo, Kensington and Rochester operations ✓ Continued focus on lower-risk, higher-probability exploration near existing infrastructure in order to identify higher-grade mineralization, which should lead to higher-margin future production and cash flow over longer mine lives

2015 Objectives	
Strategic Growth	✓ Completed two acquisitions: the Wharf operating gold mine in South Dakota and the San Miguel silver-gold property located next to our Palmarejo mine in Mexico
	✓ The Wharf mine is currently Coeur's lowest cost mine and largest source of free cash flow, producing 79,061 ounces of gold at costs applicable to sales of $706 per ounce, and providing $28.8 million of free cash flow in the approximately ten months of 2015 under Coeur's ownership, which represents a strong initial return on the $99.4 million purchase price
	✓ Coeur's proven and probable gold reserves increased 33% compared with year-end 2014, driven by the acquisition of the Wharf mine, which added 712,090 ounces
	✓ Palmarejo silver equivalent reserves increased 44%, primarily as a result of the consolidation of the Independencia deposit, which is part of the San Miguel silver-gold deposit we added through the acquisition of Paramount Gold and Silver Corp. in April 2015
	✓ Have invested approximately $66 million at Rochester over the past three years to nearly double mining rates and reduce mining costs by half

The results of these initiatives were dramatic:

2015 Result	
Significant Industry-Leading Cost Reductions	✓ Reduced adjusted AISC per realized AgEq ounce[1] by 22% compared to 2014 and 30% compared to 2013
	✓ Reduced adjusted CAS per realized AgEq ounce[1] by 13% to $11.87 from 2014 ($13.68) and by over 42% from 2013 ($20.34)
	✓ Beat 2015 cost guidance metrics established at the beginning of the year
Increased Production	✓ Increased AgEq production by 11% compared with 2014 (using assumed 60:1 silver-gold ratio)
	✓ Exceeded 2015 production guidance at both Wharf and Palmarejo; met 2015 production guidance at other operations
Higher Grades	✓ Transitioning to mining higher-grade deposits at Palmarejo and Kensington during 2015 and in 2016 (at Palmarejo, reached 2,000 tpd at Guadalupe in 4Q15 as planned, began mining Independencia 1Q16)
	✓ New, high-grade discoveries around existing operations in 2015
Higher Cash Flow	✓ 38% increase in adjusted EBITDA[1] compared to 2014 despite 18% and 9% lower average realized prices for silver and gold, respectively
	✓ Improved operational efficiencies and process-related enhancements led to higher recovery rates, which contributed to stronger production, lower costs and higher cash flow in 2015
Strong Liquidity and Improving Debt Ratios	✓ Cash and equivalents remained constant at $200.7 million at year-end compared to 9/30/15; net debt to LTM Adj. EBITDA[1] down from 4.2x at 3/31/15 to 2.5x at 12/31/15

(1) Please see Appendix A for reconciliations of GAAP to non-GAAP financial measures included in this section.

Significant Cost Reductions Since 2013

The chart below demonstrates industry-leading cost reductions since 2013 and provides evidence that management's transformation of the Company to a low-cost precious metals company is taking hold. Management expects this transformation to ultimately lead to strong, sustainable free cash flow.

In the chart, we show silver and gold equivalents on both an assumed 60:1 silver-gold ratio, and the ratio reflecting actual silver and gold prices for the period. The 60:1 ratio is a common industry metric, but the actual realized price ratio more accurately reflects our actual costs of production.

Companywide Adj. AISC/AgEq oz[1] – 2015 adjusted AISC were $14.32 per realized AgEq ounce[1], a 22% reduction from 2014 and a 30% reduction from 2013. Using a 60:1 equivalence, adjusted AISC were $16.16 per AgEq ounce[1], a 16% reduction from 2014 and an 18% reduction from 2013.



(1)   Please see Appendix A for reconciliations of GAAP to non-GAAP financial measures included in the above graphs. Wharf excluded from 1Q 2015 costs as no sales were recorded.

The progress we made in 2015 demonstrates that our strategic initiatives are taking hold and reshaping the Company. Despite these operational successes, the impact of falling silver and gold prices resulted in markedly lower stock prices across the sector and impacted Coeur more than others.

We will continue advancing our strategy during 2016 and beyond and expect it to lead to further cost reductions, production growth, and strong, sustainable free cash flow at current or even lower metals prices, which we anticipate translating into value creation for our stockholders.

2015 Executive Compensation Results Aligned with 2015 Performance and Stockholder Interests

Our Compensation Committee continues to drive our pay-for-performance philosophy and is mindful that despite Coeur's operational successes in 2015 and continued strong achievement of internal strategic objectives, our stock price has underperformed relative to peers against a backdrop of further weakening gold and silver prices. Gold and silver prices have declined by 44% and 71%, respectively, since their highs in 2011. As a result of this stock price underperformance, realized executive compensation continues to be negatively impacted. For example:

- previously granted performance shares have been forfeited, which represented 50% of the target equity award in 2013 when granted;

- the value of previously granted restricted stock has decreased significantly, which is linked to the decrease in our stock price;

- our Compensation Committee exercised negative discretion with respect to 2015 AIP payments to our NEOs;

- AIP individual performance percentages for 2015 were capped at 100% by the Compensation Committee, half of previous maximum levels; and

- historical stock options are all significantly underwater and have no realizable value.

In addition, as a result of feedback from our stockholder engagement efforts and given the current environment impacting precious metals companies, we have further modified our 2016 compensation program for our NEOs so that 2016 LTIP grants were 20% lower than 2015. These LTIP grants were set at the low end of a newly-established variable range as a percentage of base salary rather than the former fixed percentage of base salary. Furthermore, the maximum potential payout for TSR-based performance share awards was reduced to 150% from 200%, and remains capped at 100% in the event overall TSR is negative.

> The Compensation Committee exercised negative discretion and reduced 2015 AIP payouts to NEOs despite strong performance against internal operational and financial goals aligned with multi-year strategic initiatives intended to create long-term stockholder value. The Compensation Committee also significantly reduced 2016 LTIP grants to NEOs. Both actions were in response to relative TSR underperformance, driven primarily by falling silver and gold prices, to ensure strong alignment of pay and stockholder interests.

2015 AIP Results; Negative Discretion

Although our stock price experienced a significant decline due to a difficult metals price environment and negative investor sentiment toward the precious metals sector, our performance against 2015 full-year internal operational and financial goals was very strong. These internal operational and financial goals are directly aligned with our multi-year strategic initiatives and the creation of long-term stockholder value by increasing production, reducing costs, increasing operating cash flow and operating safely and responsibly. Because AIP measures and targets are designed to drive significant progress each year toward achieving multi-year strategic initiatives, we firmly believe that meeting or beating AIP targets will lead to significant value creation for our stockholders over the long term.

As a result of exceeding these goals, payouts under the 2015 AIP exceeded target amounts, and the formulaic Company performance result was 135%. Nevertheless, in light of the performance of our stock during 2015, the Compensation Committee determined to reduce 2015 individual performance ratings from 2014 levels and exercised negative discretion to decrease the overall Company performance percentage to 110% with respect to NEOs.

Impact of 2015 Results on Long-Term Equity Incentive Compensation Value

The value realized by our executives from prior year equity incentive awards demonstrates the strong link between pay actually delivered and stockholder returns. Our three-year total stockholder return ("TSR") performance for the period from January 1, 2013 to December 31, 2015 was negative 53% (calculated on an annualized basis using the average share prices from the fourth quarter of 2012 and the fourth quarter of 2015), due primarily to materially lower gold and silver prices. Materially lower gold and silver prices had a direct, negative impact on our operating cash flow per share and led to a reduction in our mineral reserves and mineralized material per share, both of which were also components of the 2013-2015 performance share opportunity. As a result:

- the three-year performance share opportunity awarded in 2013 was forfeited, which was based on relative TSR

performance compared to peers, three-year change in operating cash flow per share and three-year change in reserves and mineralized material per share;

- the value of restricted stock awarded to our executives in prior years that vested in 2015 declined significantly and in-line with stock price performance and TSR; and

- stock options awarded to our executives in prior years are significantly out-of-the-money resulting in no current realizable pay under those awards.

As applied to our CEO, the above factors drove a realized pay value of $46,693 from his 2013 equity award opportunity out of a $1.8 million target award value at the time of grant, a 97% decline, based on Coeur's stock price at December 31, 2015 and including the restricted stock that vested in January 2016.



Our Executive Compensation Practices

Below is a summary of compensation practices we have adopted and practices we avoid because we believe they are not in the best interests of our company or our stockholders.

What We Do	What We Do Not Do
✓ Pay for performance with strong alignment of realized pay to TSR	✗ No excise tax gross-ups, tax gross-ups on perquisites or tax gross-ups applicable to change-in-control and severance payments
✓ Proactive stockholder outreach with meaningful compensation program changes made based on feedback	✗ No hedging Coeur stock
✓ Annual Incentive Plan metrics drive stockholder value, with rigorous goals tied to Board-approved budget	✗ No pledging Coeur stock
✓ Majority of equity compensation in the form of performance shares with 3-year cliff vesting tied to relative TSR and rigorous value-driving internal performance metrics (zero payout last two years)	✗ No holding Coeur stock in margin accounts
✓ Majority of compensation "at-risk"	✗ No employment contracts for NEOs other than CEO
✓ Independent compensation consultant	✗ No re-pricing of stock options or SARs without stockholder approval
✓ Modest perquisites	✗ No guaranteed bonuses for NEOs
✓ "Double trigger" equity acceleration upon a change-in-control	✗ No "single trigger" cash severance based solely upon a change-in-control of the company
✓ Stock ownership guidelines for our directors and executive officers	
✓ Clawback policy	
✓ Annual stockholder "say on pay" vote	

Our 2015 Executive Compensation Components

Compensation Component	Objective	Performance Based	Not-Performance Based	Value Linked to Stock Price	Value Not Linked to Stock Price
Base Salary	Provide a fixed base pay appropriate for position, responsibilities and experience level		✓		✓
Annual Incentive Plan	Drive achievement of annual Company financial and operational goals and individual executive goals	✓			✓
Long-Term Restricted Stock	Align executive and stockholder interests; attract and retain talented executives		✓	✓	
Internal Metric-Based Performance Shares	Align executive and stockholder interests, drive achievement of internal performance goals directly tied to the creation of long-term stockholder value, attract and retain talented executives	✓		✓	
TSR-Based Performance Shares	Align executive and stockholder interests, drive the creation of long-term stockholder value by linking payouts to TSR relative to peers, attract and retain talented executives	✓		✓	
Limited Benefits and Perquisites	Attract and retain talented executives through limited, competitive all-employee benefit programs		✓		✓

In addition, our CEO's 2015 compensation included the following:

Compensation Component	Objective	Performance Based	Not-Performance Based	Value Linked to Stock Price	Value Not Linked to Stock Price
CEO Supplemental Incentive Plan	Drive achievement of multi-year Company financial and operational goals and relative TSR	✓		✓	

2015 CEO Compensation Summary

Compensation for our CEO in 2015 reflected our pay-for-performance philosophy and alignment with the interests of stockholders.

- Lower realized value of restricted stock that was granted in 2012, 2013 and 2014 and vested in 2015 (shares vesting in 2015 lost 84% of value or $457,820 compared to grant date values)

- 21% (or $184,600) lower AIP payout than in 2014 driven by Compensation Committee exercise of negative discretion on corporate performance components and capping individual performance at 100% (CEO received 95%)

- 2016 salary for CEO remains the same for third consecutive year

- 43% reduction in value of 2013-2015 CEO realizable compensation as compared to SCT compensation

- 80% of CEO's target annual total direct compensation was variable and "at risk"

- No payout was earned for performance shares granted in 2013, all stock options granted in 2013 are significantly under water and restricted stock granted in 2013 had a value of $46,693 as of December 31, 2015, compared to a $1.8 million aggregate original target pay opportunity (representing a 97% decline)

- These factors were partially offset by a one-time $1 million payout pursuant to a supplemental incentive arrangement tied to industry-leading cost reductions that were achieved between December 31, 2013 through December 31, 2015



Stockholder Outreach

At our 2015 Annual Meeting, we received support from 65% of votes cast on the Company's say on pay proposal. While we received a majority of support, we seek strong support from our stockholders on executive compensation, particularly following a 97% approval at our 2014 Annual Meeting. We take these voting results seriously and, in 2015, our management team made a concerted effort to increase engagement with our stockholders about executive compensation and other matters.

During the second half of 2015, we contacted our 25 largest stockholders, which represented 52% of our outstanding stockholder base[(1)] and all stockholders holding at least 0.5% of the outstanding shares of our common stock, to discuss corporate governance, executive compensation and the 2015 "Say on Pay" proposal outcome. These conversations were

productive and meaningful and led directly to changes in our executive compensation programs. Also in 2015, we conducted activities and events such as analyst meetings, investor conferences, and the 2015 Annual Stockholders' Meeting. In total, management conducted 16 presentations, held 140 one-on-one meetings with investors and hosted 5 conference calls allowing for questions and answers from investors and analysts in 2015. Because executive compensation programs and target award values for 2015 were set early in 2015, certain changes that our Compensation Committee has implemented in response to stockholder feedback will take effect in 2016. The following is a summary of the feedback we received from stockholders and executive compensation changes for 2015 and 2016 resulting from our outreach efforts.

Stockholder Feedback	Response/Changes to Executive Compensation
Reduce AIP payout during negative TSR year	■ Despite strong execution of short-term objectives during 2015, the Compensation Committee exercised negative discretion and reduced AIP payouts for the Company performance component by 19% versus level actually achieved by NEOs ■ Maximum individual AIP payout percentages were capped at half the prior level by the Compensation Committee in order to reduce payouts compared to 2014; 25% reduction in CEO's individual performance rating ■ Overall 2015 AIP payouts were approximately 20% lower than 2014 for each NEO
LTIP should be variable rather than fixed % of base salary, and target award values should decline in a low stock price environment	■ Changed LTIP grant percentages (of base salary) from fixed to variable starting in 2016 ■ Reduced 2016 target grant values for all NEOs by at least 20% versus prior year

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(1) As of June 30, 2015.

Stockholder Feedback	Response/Changes to Executive Compensation
Ensure strong pay-for-performance alignment	▪ Executives are compensated both for (i) achieving objectives directly tied to creation of long-term stockholder value and (ii) strong relative TSR performance ▪ Zero payout for performance shares granted in both 2012 and 2013 under the LTIP, representing forfeiture of an aggregate of $1.3 million in potential CEO compensation, or 38% of total LTIP grants in 2012 and 2013 (based on target grant date award value). Reflects relative TSR underperformance and the impact of sharp declines in silver and gold prices on internal performance metrics ▪ Restricted stock that vested in 2015 worth significantly less than grant date value (78% less as of Dec. 31, 2015 in the case of our CEO), aligned with stockholder returns over the same period ▪ For 2016, reduced LTIP target award values by 20%. For performance shares, reduced maximum payout for relative TSR component to 150% (previously 200%) and continued to cap maximum payouts at 100% if overall TSR is negative
Target compensation at median of peer group	▪ Base salaries generally set at or below the median of peer group ▪ 2016 CEO base salary the same for the third consecutive year and below median of peer group ▪ AIP and LTIP target award values set at or above the median of our peer group to encourage and reward performance that drives stockholder value and retain top-level executive talent
AIP and LTIP performance metrics should encourage long-term performance	▪ In 2015, strong operational performance led to achievement of annual goals which are intended to create long-term stockholder value ▪ LTIP metrics encourage our executive team to build a stronger Company in the long-term by rewarding executives for outperforming peers on TSR and increasing operating cash flow and reserves and mineralized material per share, both of which we believe lead to value creation for stockholders over the longer-term ▪ AIP metrics reward meeting or beating budget for in (i) production and (ii) operating cash flow, (iii) reductions in costs, and (iv) strong safety and environmental performance, all of which tie to long-term value creation for stockholders ▪ CEO 2016 AIP award to be based 100% on Company performance, to further align CEO compensation with Company performance
Performance goal targets should not be reduced, and positive discretion on performance relative to goals should not be exercised	▪ Positive discretion was not exercised in 2015 ▪ Despite strong performance of 135% based on rigorous Company performance AIP targets established at the beginning of 2015, the Compensation Committee exercised negative discretion and reduced AIP payouts for Company performance to 110% for NEOs
Individual performance ratings for executives under the AIP should not exceed 100% when annual TSR is negative	▪ The Compensation Committee reduced the maximum possible individual performance rating for executives to 100%, half the prior level ▪ 91% was average rating for NEOs in 2015 as compared to an average of 115% for NEOs in the prior year



Stockholder Feedback	Response/Changes to Executive Compensation
Update peer group to make it as relevant as possible	■ Our 2016 peer group was updated to increase the proportion of precious metals mining companies to 70% of the peer group (from 55% in 2015). For 2016 we added OceanaGold Corp., Primero Mining Corp., Tahoe Resources Inc., and for purposes of comparing relative TSR performance only, Newmont Mining Corp.
Disclose specific goal targets for performance shares tied to internal metrics	■ Specific goal targets for performance shares tied to internal metrics awarded in 2015 are disclosed in this CD&A
Clarify the goals under the CEO supplemental incentive plan and their link to creating stockholder value	■ The CEO supplemental incentive plan has three multi-year goals: (i) significant cost reductions, measured by AISC per AgEg ounce, (ii) timely permitting of a major expansion of our Rochester mine in Nevada, and (iii) outperforming peers on relative TSR ■ In 2013, Coeur set out to reposition itself from one of the precious metals industry's highest-cost mining companies to one that is able to withstand the impact of materially lower silver and gold prices. In light of sharply falling gold and silver prices since 2013, completing this transformation has become critical. The Company's transformation is continuing in 2016, but by year-end 2015, Coeur had achieved industry-leading cost reductions ■ To achieve a full payout on the AISC measure, AISC per AgEq ounce (equivalence calculated at a 60:1 ratio) would have had to decline by 5% or more over a two-year period ended December 31, 2015. Coeur achieved an industry-leading 18% reduction, and a 30% reduction on a realized AgEq ounce basis ■ The second component under the supplemental incentive opportunity relates to the timely permitting and achievement of other objectives related to the planned expansion at our Rochester mine in Nevada, our second largest mine by 2015 production. This expansion is an important component of the Company's plans, and failure to achieve this objective could ultimately lead to a premature cessation of mining activities at Rochester. Achieving this objective is highly complex and requires effective coordination of permitting, government relations, capital project management, engineering, construction, operations, and cash management ■ This CD&A clarifies that: (i) AISC per ounce is an objective cost measure commonly used in the precious metals mining industry and well understood by industry analysts and investors; and (ii) the relative TSR goal is measured over two defined time periods and requires median or better relative TSR performance for any payout (zero payout achieved over the first time period) ■ Industry-leading cost reductions, timely permitting of a major expansion project and outperforming peers on relative TSR are rigorous goals directly linked to creating long-term stockholder value

2013–2015 Executive Compensation Results

Realizable Pay for CEO: 2013 through 2015

Realizable pay measures the compensation value that could be realized by executives over a given time period, taking into account the change in Company stock price during that time. The Summary Compensation Table (SCT) illustrates the target value of executive pay at the beginning of the year or time period but does not take into account whether performance shares are earned or the influence of stock price changes on the value of restricted stock. We believe realizable pay more accurately represents the current value of executive compensation at the end of the time period and demonstrates the link between actual pay and performance.

The graph below illustrates three-year SCT total compensation compared to three-year realizable total compensation for our CEO. The graph illustrates no differences between the comparisons for salary, cash incentives, or other annual compensation, as these compensation components are paid in cash. However, the difference between long-term compensation values is significant. The value of stock awards has declined significantly from the time the grants were made in the last three years. Also, a significant number of performance shares were not paid out, including zero payout for the 2013-2015 performance period. Additionally, as of the date of this proxy statement, all stock options granted to our CEO in 2012 and 2013 have an exercise price that is greater than the market price of the underlying stock (such stock options are commonly referred to as being "underwater").



* "Cash Incentives Paid" includes a $1,000,000 one-time payout covering a two-year performance period under Mr. Krebs's supplemental incentive opportunity entered into in 2014 and described in more detail in the CD&A on page 45.

During the three-year period ended December 31, 2015, our annualized TSR was negative 53%. The value of the equity portion of CEO pay decreased 78%, and total compensation value declined 43% in the same three-year period. We believe this indicates that our compensation design pays for performance when realizable pay is considered. To further illustrate this point, the following table reports the vesting status and value (as of December 31, 2015 for

unvested grants) of equity compensation granted to our CEO in 2013, 2014 and 2015. As of December 31, 2015, there has been zero payout for performance shares granted in 2013, 2014 and 2015. Remaining unvested performance shares may be paid out in the future based on achievement of internal objective metrics that drive creation of long-term stockholder value:

Grant Year	Type of Award	Value at Grant	Realized or "In the Money" as of 12/31/15	Unvested or "At-Risk" as of 12/31/15
2013	Stock Options	$ 450,264	$ 0	$ 0
	Restricted Stock	$ 449,989	$31,129	$ 15,564
	Performance Shares	$1,175,545	$ 0	$ 93,387[1]
2014	Stock Options	$ 0	$ 0	$ 0
	Restricted Stock	$ 779,990	$57,985	$ 115,970
	Performance Shares	$1,330,968	$ 0	$ 260,933[1]
2015	Stock Options	$ 0	$ 0	$ 0
	Restricted Stock	$ 687,433	$ 0	$ 306,074
	Performance Shares	$1,289,404	$ 0	$ 459,112[1]
Total		$6,163,593	$89,114	$1,251,041

(1) Represents value based on the closing stock price on December 31, 2015 assuming performance shares are paid out at target and does not represent speculation of whether such performance shares will vest in accordance with the terms of our LTIP. Performance shares granted in 2013 were forfeited with zero payout in January 2016.

The strong alignment of our executive compensation program with stockholders is driven by the CEO's total compensation being so heavily tied to our performance relative to peers and on key long-term internal metrics. Approximately 60% of target total compensation is provided through stock-based pay, and 60% of stock-based pay is delivered in the form of performance shares that vest only upon the achievement of three-year, objective performance goals. Aligned with stockholder returns, the members of our executive team have seen their actual realized compensation fall materially below target compensation (i) by not achieving any payout on performance share goals due to the underperformance of our stock relative to peers, and to decreases in operating cash flow per share and reserves and mineralized material per share due

primarily to dramatic declines in silver and gold prices, and (ii) due to the sharp decrease in Company stock price over the last several years.

Three Year NEO Realizable Pay

Average NEO compensation on a realizable pay basis over the three-year period ended December 31, 2015 was significantly lower than summary compensation table compensation over the same period, demonstrating alignment with stockholders. The decrease in realizable pay as compared to SCT pay is the result of a sharp decline in the value of restricted stock granted during this three-year period. Additionally, a significant number of performance shares were not paid out, including zero payout for the 2013-2015 performance period.



Payment of Component 1 of CEO Supplemental Incentive Opportunity

On July 30, 2014, the Board, on the recommendation of the Compensation Committee, approved and granted to our CEO a supplemental incentive compensation opportunity. The supplemental incentive provided Mr. Krebs the opportunity to earn up to $3.75 million in supplemental incentive compensation primarily for achievement of two multi-year strategic performance components and outperforming peers in relative TSR. Subject to certain exceptions, payouts are subject to Mr. Krebs's continued employment with Coeur. The Board awarded Mr. Krebs the supplemental incentive opportunity for retention purposes and to drive performance against critical long-term strategic objectives; specifically, operating cost reductions, timely expansion of our Rochester mine and outperforming peers on a relative TSR basis. These components directly align with our strategy and compensation philosophy.

At year-end 2015, Mr. Krebs was eligible for payout of two components under the Supplemental Incentive Agreement:

Component	Results	Payout
Reduction in AISC per AgEq ounce (using a 60:1 silver-gold ratio) by 5% for 2015 compared to 2013 ("Component 1")	*Achieved* - AISC in 2015 using a 60:1 ratio was $16.16 compared to $19.59 in 2013[1], a reduction of 18%	$1,000,000
If Component 1 achieved, outperformance of the median of our TSR peer group on a relative TSR basis over the same performance period (opportunity for $250,000 payout)	_*Not Achieved*_ – Coeur performed in the bottom quartile of the peer group (performance ranked 11th out of 13 peers)	none

(1)   As disclosed in our Current Report on Form 8-K, filed August 1, 2014, for purposes of the Supplemental Incentive, the baseline 2013 AISC per AgEq ounce was adjusted to make achievement of the goal more difficult, by measuring cost reductions off a normalized level of general and administrative expenses rather than the elevated level of actual 2013 G&A expenses due primarily to the relocation of the Company's corporate office to Chicago, IL. The effect of this downward adjustment was to make achievement of Component 1 of the Supplemental Incentive more difficult.

The Board views it as critical to retain Mr. Krebs through the duration of our multi-year strategic plan to transform the Company to being a higher margin, lower cost, higher free cash flow precious metals mining company. This transformation has been underway since shortly after Mr. Krebs became CEO in 2011, at which time our mines were generating strong cash flow in a very high gold and silver price environment, but were among the highest cost mines in the industry. We are now beginning to see the impact of the strategic transformation led by Mr. Krebs with the support of our Board on our operating results. For example, Coeur achieved industry-leading cost reductions in 2015, which have been critical to the Company's viability given sharp declines in silver and gold prices, and we expect to be free cash flow positive in the later part of 2016 even at current metals prices (approximately $15.91 per ounce of silver and $1,258 per ounce of gold) (as of March 17, 2016).

This underscores the importance of maintaining continuity of CEO leadership and seeing through our strategy to transform the Company to higher grades, lower unit costs, and higher margins and free cash flow.

As more fully discussed on pages 39 and 43, our pay-for-performance philosophy and allocation of a majority of CEO compensation to equity incentive awards also means that Mr. Krebs's realized pay has materially declined due to performance shares not being earned and the erosion of value of other prior equity awards due mostly to lower precious metals prices every year since 2011. Mr. Krebs is a relatively young and well-educated chief executive who is highly marketable both in our headquarters location of Chicago and elsewhere. Given the erosion in value of unvested prior equity awards, the Board viewed it as critical to provide Mr. Krebs with multi-year incentives meaningful enough to keep him from pursuing other opportunities. In addition, since Mr. Krebs has relocated the Company's headquarters and largely reconstituted the entire executive team and a majority of the corporate and mine management staff, we believe his departure likely would lead to the departures of other executives and key management critical to the achievement of our long-term strategy.

Mr. Krebs will be eligible to earn the remaining available amounts under this opportunity based on achievement of a strategically critical permitting and expansion initiative at the Company's Rochester Mine in Nevada, its second largest mine in terms of 2015 production, and outperformance of peers in relative TSR, measured at year-end 2016. Achieving this objective is highly complex and requires effective coordination of permitting, government relations, capital project management, engineering, construction, operations, and cash management, and failure to achieve this objective could ultimately lead to a premature cessation of mining activities at Rochester after 2017.

Compensation Objectives and Principles

The primary objective of our executive compensation program is to drive performance against critical strategic goals designed to create long-term stockholder value.

The second objective is to pay our executives at a level and in a manner that ensures Coeur is capable of attracting, motivating and retaining our high-level talent. Attraction and retention of executive talent is a significant factor in many of the compensation decisions discussed below.

Principles of Executive Compensation Program

In order to meet these compensation objectives in the design and governance of compensation programs for our executive officers, including the NEOs, the Compensation Committee is guided by the view that compensation at Coeur should be:

Performance-based	■ Reward both Companywide results and individual performance ■ Focus on objectives that are tied to the creation of long-term stockholder value and directly under the control of executives ■ 80% of the CEO 2015 total direct compensation[1] is not fixed but is variable and "at risk" and is earned based on achievement of performance goals tied to the creation of long-term stockholder value and/or tied to the market value of Coeur stock

Market-competitive	■ Benchmark compensation levels to companies in the precious metals and mining industries and other US metals companies
	■ Target total direct compensation at the market median with the opportunity to achieve superior performance-based compensation with outstanding performance
	   ■ Median salaries
	   ■ Short-term incentive opportunities between the 50th and 75th percentile
	   ■ Long-term incentive opportunities between the 50th and 75th percentile

Aligned with Stockholders	■ High percentage of total compensation in the form of stock-based awards ■ majority are performance shares that vest only if objective, three-year performance goals directly tied to the creation of long-term stockholder value are achieved ■ Award values actually realized by executives depend on Company performance and the market price of Coeur stock, thus aligning executive and stockholder interests ■ Despite operational successes, Compensation Committee has exercised negative discretion to reduce 2015 executive AIP payouts and 2016 target equity award values in light of stock price underperformance
Transparent	■ Clear communication of performance goals and the incentive pay programs used to reward achievement of these results ■ Clear disclosure of compensation philosophy and rationale for programs

(1) Total direct compensation is composed of annual base salary, target annual cash incentive opportunity and target annual long-term equity incentive award value.

Determining Executive Compensation

We support our compensation objectives and principles through a number of policies and processes during our annual compensation decision-making process.

Pay Mix: In determining the mix of compensation components and the value of each component for each of our NEOs, the Compensation Committee takes into account the executive's role, the competitive market, individual and Company performance and internal equity. Details of the various programs and how they support the overall business strategy are

outlined below in "Compensation Components." Consistent with a performance-based philosophy, our compensation program emphasizes pay at risk. The percentage of an executive's compensation opportunity that is at risk or variable instead of fixed is based primarily on the executive's role at Coeur. Executives who are in a greater position to directly influence our overall performance have a larger portion of their pay at risk through short- and long-term incentive programs compared to other executives. The CEO has more pay at risk than the other NEOs, consistent with the competitive market.

COMPENSATION DISCUSSION AND ANALYSIS

Our mix of target total direct compensation elements in 2015 is detailed below.

Named Executive Officer	Variable and "At Risk" Compensation (as a % of Total Direct Compensation)			Fixed Compensation (as a % of Total Direct Compensation)
	Long-Term Equity Incentives	Annual Incentives	Total Variable	Base Salary
CEO[1]	60%	20%	80%	20%
Other NEOs (average)[2]	56%	17%	73%	27%

(1)   Excludes the multi-year supplemental incentive plan more fully explained on page 45.

(2)   Data excludes the senior human resources position for each peer company due to limited availability of data.

CEO



Total Variable Pay — 80%

NEO (Average)



Total Variable Pay — 73%

The pay mix we targeted in 2015 was heavily performance-based, with modest salaries and benefits relative to market data. For the CEO, 36% of total direct compensation was in the form of performance shares, and 20% was linked to annual incentives tied to Company and individual performance goals.

In addition, another 24% of 2015 CEO total direct compensation was variable and at risk in the form of time-vesting restricted stock.

Competitive Market Assessment: The Compensation Committee annually reviews the compensation of executives relative to the competitive market, based on assessments prepared by its independent compensation consultant. This review typically takes place in the second half of the calendar year after proxy data for the most recent year is available. The consultant's assessment is prepared in advance of the Compensation Committee meeting, and includes an evaluation of base salary, annual and long-term incentive opportunities and practices, and overall total compensation practices. In preparing this assessment, the compensation consultant analyzes publicly disclosed compensation data from a peer group of precious metals, base metals and mineral mining companies (see "Peer Groups" below). The consultant also uses specific industry surveys as a

supplement to proxy research. NEOs do not participate in the Compensation Committee's deliberations or decisions with regards to their own compensation. Management, together with the Compensation Committee's compensation consultant, assists the Committee by providing data, analyses and recommendations regarding the Company's executive compensation practices and policies.

Peer Groups: The Compensation Committee establishes peer groups to help make executive pay decisions and to measure TSR against our competitors. As a member of the precious metals mining industry, we compete for executive talent with other precious metals mining companies, as well as with base metal and mineral mining companies. Precious metals firms of comparable size and complexity are few — therefore, the Compensation Committee takes a balanced approach in its peer group selection, drawing peers from two general categories with revenues between 0.4 and 2.5 times our revenues:

- *Precious Metals and Mining Peer Group*: Consisting entirely of precious metals and mining companies, and a mix of U.S and Canadian companies.

- *U.S. Metals and Mining Companies*: Consisting of U.S. companies, primarily diversified metals and mining companies, with the intent of a better benchmark for U.S. company compensation and also better reflecting a peer group that we believe would be used by leading proxy advisory firms.

2015 Peer Group

For 2015, the Compensation Committee considered how best to structure peer groups for both relative TSR performance (discussed below in the section "Performance Shares") and compensation benchmarking. The most relevant companies for comparing relative TSR performance continue to be predominantly Canadian. However, we believe a broader group of peers, including similarly sized U.S. Metals and Mining companies, is more relevant for compensation benchmarking purposes. Accordingly, for 2015 the Compensation Committee identified the peer group below, with revenue and market capitalization statistics presented as of the most recently issued proxy statements (or Canadian equivalents):

2015 Peer Company	Revenue* ($ millions)	Market Cap* ($ millions)	Corporate Headquarters	Industry
Carpenter Technology Corp.	$2,173	$3,378	US	Steel
Century Aluminum Co.	$1,931	$2,173	US	Aluminum
Agnico-Eagle Mines Ltd.	$1,897	$5,332	Canada	Precious Metals & Mining
Suncoke Energy, Inc.	$1,462	$1,282	US	Steel
Kaiser Aluminum Corp.	$1,356	$1,246	US	Aluminum
Compass Minerals International Inc.	$1,283	$2,918	US	Diversified Metals & Mining
Materion Corp.	$1,127	$ 718	US	Diversified Metals & Mining
A.M. Castle & Co.	$ 980	$ 188	US	Steel
Stillwater Mining Co.	$ 944	$2,303	US	Diversified Metals & Mining
RTI International Metals Inc.	$ 794	$ 776	US	Diversified Metals & Mining
Centerra Gold	$ 763	$1,213	Canada	Precious Metals & Mining
Globe Specialty Metals Inc.	$ 753	$1,533	US	Diversified Metals & Mining
Pan American Silver Corp.	$ 752	$1,395	Canada	Precious Metals & Mining
New Gold Inc.	$ 726	$2,170	Canada	Precious Metals & Mining
Hecla Mining Co.	$ 501	$ 997	US	Precious Metals & Mining
Hochschild Mining	$ 493	$ 504	UK	Precious Metals & Mining
AuRico Gold Inc.	$ 291	$ 816	Canada	Precious Metals & Mining
Golden Star Resources Ltd.	$ 239	$ 54	Canada	Precious Metals & Mining
Allied Nevada Gold	$ 310	$ 110	US	Precious Metals & Mining
Silver Standard Resources	$ 300	$ 405	Canada	Precious Metals & Mining
First Majestic Silver Corp.	$ 245	$ 590	Canada	Precious Metals & Mining
Alamos Gold Inc.	$ 170	$ 908	Canada	Precious Metals & Mining
Median:	$ 758	$1,105		

	Revenue* ($ millions)	Market Cap* ($ millions)		Industry
Coeur Mining, Inc.	$636	$528	US	Precious Metals & Mining

*   As publicly disclosed as of the date of filing of each company's proxy statement or home country equivalent filed in 2015.

COMPENSATION DISCUSSION AND ANALYSIS

For 2015, as in recent years, the Compensation Committee determined that it would use a subset of the full peer group consisting of Precious Metals and Mining companies shown in the table below for TSR benchmarking, which the Compensation Committee believes represents the most relevant industry peer group for measuring relative TSR for purposes of performance share awards since our stock price is not impacted by the same market forces as the stock of producers of steel, aluminum and other commodities included in the full 2015 peer group. The TSR peer group is composed of other precious metals mining companies which, like Coeur, see their stock prices significantly impacted by changes in prices of gold and silver.

2015 TSR Peer Company	Revenue* ($ millions)	Market Cap* ($ millions)	Corporate Headquarters
Agnico-Eagle Mines Ltd.	$1,897	$5,332	Canada
Alamos Gold Inc.	$ 170	$ 908	Canada
Allied Nevada Gold Corp.	$ 310	$ 110	US
AuRico Gold Inc.	$ 291	$ 816	Canada
Centerra Gold	$ 763	$1,213	Canada
First Majestic Silver Corp.	$ 245	$ 590	Canada
Hecla Mining Co.	$ 501	$ 997	US
Hochschild Mining	$ 493	$ 504	UK
New Gold Inc.	$ 726	$2,170	Canada
Pan American Silver Corp.	$ 752	$1,395	Canada
Silver Standard	$ 300	$ 405	Canada
Stillwater Mining Co.	$ 944	$2,303	US
Median:	$ 497	$ 952.7	

	Revenue* ($ millions)	Market Cap* ($ millions)	
Coeur Mining, Inc.	$636	$528	US

*   As publicly disclosed as of the date of filing of each company's proxy statement or home country equivalent filed in 2015.

2016 Peer Group: Enhanced Relevance

Our 2016 peer group was updated to increase the proportion of precious metals mining companies to 70% of the peer group (from 55% in 2015). For 2016 we added OceanaGold Corp., Primero Mining Corp., Tahoe Resources Inc., and for purposes of comparing relative TSR performance only, Newmont Mining Corp. For 2016 we removed: (i) Carpenter Technology Corp. and Century Aluminum Co. because they are not as relevant in terms of industry or revenue and market capitalization, (ii) Aurico Gold Inc. and RTI International Metals Inc. because they were acquired by other companies (Aurico by Alamos Gold, which remains in our peer group), and (iii) Allied Nevada Gold because it went through bankruptcy and is therefore less relevant as a peer.

The Compensation Committee continues to include a balanced mix of similarly-sized precious metals mining companies, most of which are based outside of the U.S., and U.S. metals and mining firms (which include diversified metals and mining companies like steel and aluminum producers) to provide U.S. company compensation benchmarks and better reflect peers we believe leading proxy advisory firms would use. We continue to use only the precious metals mining companies to measure relative TSR for performance share purposes.

Compensation Components

In 2015, our executive compensation program was designed so that performance-based pay was the majority of total direct compensation in support of our principle of aligning pay with Company performance.

Compensation Component	Objective	Target Market Position	Key Features	Value Linked to Stock Price
Base salary	■ Provide a fixed base pay for performance of core job responsibilities ■ Attract and retain highly skilled individuals	■ 50th percentile	■ Initial levels and annual adjustments are based on positioning relative to the market and experience of the executive	NO
Annual incentives	■ Performance-based ■ Drive achievement of annual Company financial and operational goals and individual executive goals	■ 50th percentile to the 75th percentile	■ Cash payments based on Company and individual performance, with a high percentage weighted on Company performance	NO (except negative discretion exercised by Compensation Committee in light of negative TSR)
Long-term equity incentives	■ Performance-based ■ Align executive and stockholder interests, drive the creation of long-term stockholder value, attract and retain talented executives	■ 50th percentile to the 75th percentile	■ Mix of 60% performance shares and 40% time-vesting restricted stock ■ Restricted stock vests ratably over three years ■ Performance shares cliff-vest after a three-year performance period, based on relative TSR, growth in reserves and mineralized material per share, and growth in operating cash flow per share	YES
Benefits and perquisites	■ Attract and retain talented executives through competitive all-employee benefit programs	■ Market median for all employees	■ Participation in benefit plans on same terms as all employees ■ Limited perquisites	NO

In addition, in 2015 our CEO was eligible for payouts under a supplemental incentive plan, as more fully discussed on page 45.

2015 NEO Performance & Compensation

Set forth below is a summary of the key components of 2015 compensation for each NEO as determined based on the compensation components discussed above and 2015 Company performance.

Named Executive Officer	Variable Compensation			Fixed Compensation
	Long-Term Equity Incentives	Annual Incentives	Total Variable	Base Salary
Mitchell J. Krebs, President, Chief Executive Officer & Director	$1,950,000	$1,695,500[1]	$3,645,500	$650,000
Peter C. Mitchell, Senior Vice President & Chief Financial Officer	$ 900,000	$ 312,000	$1,212,000	$400,000
Frank L. Hanagarne, Jr. Senior Vice President & Chief Operating Officer	$ 900,000	$ 316,500	$1,216,500	$400,000
Casey M. Nault, Senior Vice President, General Counsel & Secretary	$ 617,500	$ 171,438	$ 788,938	$325,000
Keagan J. Kerr, Former Senior Vice President, Corporate Affairs & Human Resources[2]	$ 541,500	$ 143,925	$ 685,425	$285,000

(1)   Included in Annual Incentives is a $1,000,000 one-time payout covering a two-year performance period under Mr. Krebs's supplemental incentive opportunity entered into in 2014 and described in more detail on page 45.

(2)   Mr. Kerr resigned as Senior Vice President, Corporate Affairs and Human Resources effective January 31, 2016. The amount shown for Annual Incentives was calculated based on the amount he would have received under the Company's Annual Incentive Plan, but was paid to Mr. Kerr under his separation and mutual release agreement which is described in more detail on page 71.

Base Salary

As described above, we generally target base salaries at median levels of the competitive market; however, we may target higher base salary levels for more experienced executives. The Compensation Committee approved the following base salaries for 2015, with modest increases for two NEOs over 2014, to bring them close to the median of peers, as shown:

Named Executive Officer	2014 Base Salary	2015 Base Salary	Percentage Increase
Mitchell J. Krebs, President, Chief Executive Officer & Director	$650,000	$650,000	0.0%
Peter C. Mitchell, Senior Vice President & Chief Financial Officer	$400,000	$400,000	0.0%
Frank L. Hanagarne, Jr. Senior Vice President & Chief Operating Officer	$385,000	$400,000	3.9%
Casey M. Nault, Senior Vice President, General Counsel & Secretary	$325,000	$325,000	0.0%
Keagan J. Kerr, former Senior Vice President, Corporate Affairs & Human Resources	$275,000	$285,000	3.6%

Below is a table showing the 2015 base salary for each NEO compared to the peer group data used by the Compensation Committee when making 2015 adjustments.

Base salaries for NEOs generally below the 50th percentile of peer group					
		2014 Market Range		% Deviation From	
Named Executive Officer	2015 Base Salary	50th Percentile	75th Percentile	50th Percentile	75th Percentile
Mitchell J. Krebs	$650,000	$669,525	$811,316	(3%)	(20%)
Peter C. Mitchell	$400,000	$370,729	$409,167	8%	(2%)
Frank L. Hanagarne, Jr.	$400,000	$407,385	$452,315	(2%)	(12%)
Casey M. Nault	$325,000	$375,000	$377,115	(13%)	(14%)
Keagan J. Kerr	$285,000	$305,912	$353,930	(7%)	(19%)

Annual Incentive Plan

Our annual incentive plan is designed to drive creation of stockholder value through achievement of annual financial and operational goals. We also reward executives for the achievement of individual goals within their functional areas and that relate to improving the culture and strategy of the business. Beginning in 2016, our CEO will be rewarded based solely on Company performance.

AIP Target Opportunities: Under our AIP, each executive has a target award opportunity expressed as a percentage of base salary established at the beginning of each year. The target award opportunities are determined based on our peer group, desired market positioning, the individual executive's position, organization level, scope of responsibility and ability to impact our performance. AIP award opportunities in 2015 were targeted at the stated positioning of between the 50th and 75th percentile, in support of our philosophy of modest fixed pay relative to market data and opportunities for at or above market pay delivered for superior performance. The table below shows targets for 2015, which were the same for each executive as in 2014:

2015 AIP: CEO AIP target % was in line with the median while all other NEOs were below the 75th percentile					
	2015 Target AIP Opportunity	2015 Market Range		% Deviation From	
Named Executive Officer	(% of Salary)	50th Percentile	75th Percentile	50th Percentile	75th Percentile
Mitchell J. Krebs	100%	100%	117%	0%	(14%)
Peter C. Mitchell	75%	70%	80%	7%	(6%)
Frank L. Hanagarne, Jr.	75%	83%	100%	(9%)	(25%)
Casey M. Nault	50%	60%	117%	(17%)	(57%)
Keagan J. Kerr	50%	47%	71%	6%	(29%)

Actual awards can range from 0% to nearly 200% of the target award, based on our Company performance relative to corporate AIP objectives and each individual executive relative to individual goals. As discussed in greater detail below in "Individual AIP Objectives" and "2015 AIP Calculation and Payments", for 2015 AIP awards, the Compensation Committee determined that the maximum payout for individual performance would not exceed 100%, half of the prior limit, and exercised negative discretion with respect to Company performance.



2015 Company AIP Performance Measures and Weights:

The 2015 AIP corporate performance measures complement the measures used for performance share awards in driving achievement of multi-year strategic initiatives directly aligned to the creation of long-term value for our stockholders. The Compensation Committee selected these metrics based on the following considerations and objectives:

■ Provide alignment with our business objectives and strategic priorities;

■ Provide transparency to investors and executives;

■ Balance production growth and profitability;

■ Balance financial and operational performance; and

■ Emphasize the importance of safe and environmentally responsible operations.

For 2015, the AIP metrics were as follows:

Measure	Weight	Minimum[1]	Target[2]	Maximum[3]
Silver Equivalent Production (ounces)	25%	90% of Target	35.2M	110% of Target
Cash Operating Cost Per Silver Equivalent Ounce	25%	115% of Target	$13.68	80% of Target
Operating Cash Flow	25%	80% of Target	$87.5M	120% of Target
Safety & Environmental Performance	25%, Split Equally Among Four Measures	(1) Maintain permit exceedances caused by Coeur's actions at 2014 level	Reduce 10%	Reduce 25%
		(2) Maintain LTIFR* at 2014 level	Reduce 10%	Reduce 25%
		(3) No employee fatalities	N/A	N/A
		(4) No NOVs**	N/A	N/A

(1)   "Minimum" means the minimum performance required for any payout related to the measure; performance below the minimum threshold results in no payout.

(2)   "Target" is the level of performance required for 100% payout on each measure, except as noted below that certain measures pay out at either zero or 200%.

(3)   "Maximum" shows the level of performance required to result in the maximum payout for the measure.

*LTIFR   means lost-time injury frequency rate

**NOV   means notice of violation of environmental regulations for actions by Coeur that caused or created the potential for environmental harm

At the beginning of each year the Compensation Committee approves AIP performance measures, weightings and targets, along with threshold, target and maximum performance and payout levels, based primarily on the Board-approved budget and internal forecasts. The goals and targets are designed to be rigorous and require strong execution in-line with budget and other critical objectives. After the end of the year, the Compensation Committee reviews performance against the goals prior to certifying results and approving payouts. Once the performance measures and goals are set, they are not subject to change for that plan year without the specific approval of the Board. In 2015 there were no adjustments to AIP performance measures or goals.

The potential payouts for minimum, target and maximum performance for each measure were as follows. As noted above, there is no payout for performance below minimum. Employee fatalities and NOV's pay out at 200% for minimum performance of no occurrences, and there is no payout for any occurrence. Payouts for other measures are interpolated for performance between minimum and maximum.

Measure	Payout Below Minimum Performance	Payout at Minimum Performance	Payout at Target Performance	Payout at Maximum Performance
Silver Equivalent Production (ounces)[1]	$0	50%	100%	200%
Cash Operating Cost Per Silver Equivalent Ounce[1]	$0	50%	100%	200%
Operating Cash Flow	$0	50%	100%	200%
Safety & Environmental:				
No Employee Fatalities	$0	200%	200%	200%
LTIFR Reductions	$0	75%	100%	200%
No NOV's	$0	200%	200%	200%
Reduction in Permit Exceedances	$0	75%	100%	200%

(1)   Based on assumed 60:1 silver-gold ratio.

Individual AIP Objectives:

In addition to Company metrics, specific individual objectives are developed for each executive at the beginning of the year. The maximum payout for individual performance was reduced to 100% of target in 2015, down from 200% in prior years. 2015 AIP award percentages based on individual performance were 20% for the CEO and 30% for all other NEOs. As noted above, beginning in 2016 the CEO will be judged solely on Company performance. Objectives for the CEO were established by the Compensation Committee and approved by the other independent members of the Board. Other NEO objectives are established in concert with the CEO and the respective executive and reviewed by the Compensation Committee. The specific objectives for each executive are chosen to support our strategic objectives and to reflect each executive's individual responsibilities, and can be grouped into the following broad categories:

- Major project and operational execution

- Mitigation of risk

- Enhancement of each executive's divisional responsibilities

- Support of Coeur's values regarding worker safety, health, environment and responsibility

- A commitment to the talent development and retention of our employees

- Continued personal development and adherence to Company culture and behavior

Many of the individual objectives established for the executives are objective and quantifiable, which helps to ensure accountability for results. Others, however, are subjective by nature, which requires discretion and judgment to assess performance.

COMPENSATION DISCUSSION AND ANALYSIS

2015 AIP Calculation and Payments

2015 AIP: Company Objectives:

Reflecting our strong operational performance and progress on our multi-year strategic initiatives in 2015, the payout percentage for Company performance in 2015 was 135% of target calculated as set out below. Notwithstanding this strong performance, the Compensation Committee elected to exercise negative discretion to adjust the payout percentage for Company performance to 110% for our NEOs. In making this decision, the Compensation Committee considered Coeur's TSR performance, falling metals prices and the macroeconomic environment, as well as input received by management from stockholders during our outreach efforts in 2015.

Metric	2015 Target	2015 Performance	Payout (% of target)	Weight	Weighted Payout (% of target)
Silver Equivalent Production (ounces)[1]	35.2 million	35.6 million	110%	25%	28%
Cash Operating Cost Per Silver Equivalent Ounce[1]	$13.68	$13.08	125%	25%	33%
Operating Cash Flow	$87.5 million	$113.5 million	200%	25%	50%
Safety & Environmental Performance		Target	100%[2]	25%	25%
Total					135%[3]
Adjusted Total Due to Negative Discretion of Compensation Committee					110%

(1) Based on assumed 60:1 silver-gold ratio.

(2) See table below for additional detail on the 2015 Safety & Environmental Performance metric.

(3) The sum of the four AIP metrics listed equal 135% before rounding.

Performance Factors		Award Maximum (200%)	Award Minimum (50%)	Threshold (0%)	2015 Performance	2015 Payout
Safety & Environmental Performance	25%	Zero Employee Fatalities	N/A	Fatality	1 Fatality	0%
	25%	Reduce LTIFR* by 10%+	Hold LTIFR	LTIFR Increase	LTIFR Increased	0%
	25%	Zero NOV**	N/A	NOV Recorded	No NOVs	200%
	25%	Reduce Exceedances by 25%+	Hold Exceedances	Exceedance Increase	Exceedances down by 78%	200%
	100%	**TOTAL**				**100%**

*   LTIFR means lost-time injury frequency rate

**   NOV means notice of violation of environmental regulations for actions by Coeur that caused or created the potential for environmental harm

2015 AIP: Individual Objectives

Despite strong operational performance in 2015, in light of the Company's share price performance and current metals price environment, the level of individual performance achievement for our NEOs was lower for all executives in 2015 as compared to 2014. This was due in part to the Compensation Committee's determination to limit maximum individual performance ratings to 100% of target, compared to a 200% maximum level in prior years.

Named Executive Officer	2015 AIP Individual Annual Percentage	Change from 2014	Individual Performance Categories
Mitchell J. Krebs	95%	(30%)	■ Key strategic priorities achieved ■ Enhanced Company's asset portfolio ■ Realigned executive team to fit Coeur's objectives
Peter C. Mitchell	90%	(15%)	■ Optimized balance sheet/maintained sufficient liquidity to fund all necessary investments according to strategic plan ■ Continued to improve quality and timeliness of financial reporting ■ Proactively managed G&A reduction
Frank L. Hanagarne, Jr.	95%	(30%)	■ Exceeded budgeted production levels and lower-than-budget cost levels ■ Strong safety and environmental performance, including zero NOVs ■ Successfully led efforts to reduce costs ■ Effectively led efforts to integrate acquired assets ■ Implemented capital projects to streamline operational efficiencies
Casey M. Nault	95%	(20%)	■ Successfully led efforts to complete important corporate and financial transactions ■ Continued to improve Coeur's disclosures ■ Improved corporate governance practices
Keagan J. Kerr	80%	(25%)	■ Led corporate affairs to help achieve strategic priorities ■ Continued focus on development and compensation programs ■ Assisted in post-acquisition efforts



For 2015, based on Company and individual NEO performance achievement as a percentage of target and the performance weights described above, the Compensation Committee approved annual incentive payments to the NEOs as follows.

Compensation Committee exercised negative discretion to reduce AIP payouts compared to 2014

Named Executive Officer	Actual 2015 AIP Payment	
	$ Amount	% change from 2014
Mitchell J. Krebs	$695,500	(21)%
Peter C. Mitchell	$312,000	(19)%
Frank L. Hanagarne, Jr.	$316,500	(18)%
Casey M. Nault	$171,438	(20)%
Keagan J. Kerr[1]	$143,925	(18)%

(1)   Mr. Kerr resigned as Senior Vice President, Corporate Affairs and Human Resources effective January 31, 2016. As part of a separation agreement between Mr. Kerr and the Company, the Company paid Mr. Kerr an amount equal to the amount to which he would have been entitled under the AIP.

Long-Term Equity Incentive Awards

The primary purpose of our long-term equity incentive awards is to align the interests of our executives with those of our stockholders by rewarding our executives for creating long-term stockholder value. Long-term incentives also assist in retaining our executive team.

Forms and Mix of Long-Term Incentive Compensation:

In 2015 executive awards were composed of 60% performance shares and 40% restricted stock. The Compensation Committee believes that this mix provides alignment with stockholder interests and balances incentive and retention needs, while minimizing share dilution. For 2016, the award mix for equity grants will continue to be 60% performance shares (using the same performance measures and weightings as 2015) and 40% restricted stock.

Long-Term Incentive Grant Levels:

Target long-term incentive award values for each executive in 2015 are expressed as a percentage of base salary and determined based on the peer group and the desired market positioning, the individual executive's position, organization level, scope of responsibility and ability to impact overall Company performance. For awards designed to qualify as performance-based compensation, our 2015 LTIP limits the number of shares subject to awards of restricted stock, performance shares and "other stock-based awards" granted to any recipient per calendar year to 1,250,000 regardless of the type of award.

For grants made in 2015, the long-term incentive grant values as a percentage of base salary for our NEOs were as follows:

Named Executive Officer	2015 LTIP Grant		2015 Market Range	
	% of Salary	$ Amount	50th Percentile	75th Percentile
Mitchell J. Krebs	300%	$1,950,000	205%	255%
Peter C. Mitchell	225%	$ 900,000	127%	156%
Frank L. Hanagarne, Jr.	225%	$ 900,000	130%	153%
Casey M. Nault	190%	$ 617,500	90%	255%
Keagan J. Kerr	190%	$ 548,953	101%	N/A

Beginning in 2016, the Compensation Committee now targets executive LTIP award values within a variable range. All 2016 LTIP awards to NEOs were at least 20% below 2015 levels, at the low end of the new award range (with the 2015 fixed percentages being the high end of the new range). This level places Messrs. Krebs and Nault within our target range of between the 50th and 75th percentiles compared to peers, and brings Messrs. Mitchell and Hanagarne more in-line with the 75th percentile.

> **Reduced 2016 LTIP grants to NEOs to account for low stock price.**

| Named Executive Officer | 2016 LTIP Grant | | 2016 LTIP Grant Range | |
	% of Salary	$ Amount	Minimum LTIP %	Maximum LTIP %
Mitchell J. Krebs	240%	$1,560,000	240%	300%
Peter C. Mitchell	180%	$ 720,000	180%	225%
Frank L. Hanagarne, Jr.	180%	$ 720,000	180%	225%
Casey M. Nault	150%	$ 487,500	150%	190%
Keagan J. Kerr[1]	N/A	N/A	N/A	N/A

(1) Mr. Kerr did not receive a 2016 LTIP grant due to his resignation.

Grant Date:

The number of shares of restricted stock and performance shares granted is determined by dividing the total grant value by the closing market price per share of our common stock on the New York Stock Exchange on the date after the Compensation Committee approves the awards, which is generally the grant date (or the previous trading day if the grant date is not a trading day). In 2015, because our equity plan was subject to stockholder approval at the 2015 Annual Meeting, the number of shares was determined based on our stock price at the time the Compensation Committee approved the awards in January 2015, but the grant date was May 13, 2015, after stockholders approved our equity plan. The value of our stock declined from the date the Compensation Committee approved the awards to the grant date, resulting in a lower award value for all NEOs.

Restricted Stock (and Other Stock-Based Awards):

In 2015, restricted stock represented 40% of the target long-term equity incentive award value granted to NEOs. Restricted stock aligns executives' interests with those of stockholders via actual share ownership, and vesting requirements provide retention value and therefore also continuity in our senior leadership team. Restricted stock also provides value to the executives even with a declining share price, which may occur due to general market or industry-specific forces that are beyond the control of the executives (for example, a drop in the market prices of silver and gold). Holders of restricted stock may, if the Compensation Committee so determines, receive dividends, if any, and exercise voting rights on their restricted stock during the period of restriction. Restricted stock grants generally vest ratably over three years.

2015 Performance Share Grants:

In 2015, performance shares represented 60% of the target long-term equity incentive award value granted to NEOs. To the extent earned based on achievement of performance goals, awards are generally settled in stock.

TSR-Based Performance Shares:

50% of the performance share component (or 30% of the total 2015 long-term incentive target award value) may be earned based on our annualized TSR performance over a three-year period relative to our precious metals and mining peer group. TSR is defined as stock price appreciation plus dividends and any cash-equivalent distributions. Annualized TSR is calculated using the three-month average share price at the beginning and end of the period (i.e., three-month averages ending December 31, 2014 and December 31, 2017 for the 2015–2017 grant). This measure is intended to focus our executives on creating long-term stockholder value, while further aligning executives' interests with those of stockholders via the use of shares. Performance is measured relative to peers in order to mitigate the impact of metal prices on the ultimate award value, as the share prices of our peers are similarly influenced by realized metal prices. Measuring TSR relative to peers also aligns executives' interests with those of stockholders by rewarding the creation of stockholder value in excess of what our stockholders



COMPENSATION DISCUSSION AND ANALYSIS

could realize by investing in other companies in our industry. For the 2015–2017 performance period, the relative TSR performance scale and the corresponding number of shares that can be earned as a percentage of target were set by the Compensation Committee as follows (unchanged from prior performance periods):

Performance Level	TSR Percentile Rank (vs. Peer Group)	Number of Shares Earned (% of Target)
Maximum	80th percentile	200% of target
Target	50th percentile	100% of target
Minimum	25th percentile	25% of target

Performance shares are not awarded if our performance is below minimum. Additionally, the maximum TSR performance share payout will be capped at 100% if TSR is negative over the three-year performance period. The number of performance shares earned is interpolated for relative TSR performance between minimum and maximum levels. Equity compensation is a component of total executive compensation intended to compensate executives for maintaining Coeur's performance in line with its peers. Therefore, 100% of shares are earned if our performance is level with the median level of our peer group, and shares in excess of the target are earned if we outperform the 50th percentile of our peer group.

Beginning with the 2016 grants (for the 2016-2018 performance period), the maximum number of shares that can be earned for TSR-based performance shares was reduced to 150% of target, down from 200% of target in 2015.

Internal Metric-Based Performance Shares:

The remaining 50% of the 2015 performance share opportunity may be earned based on achievement of internal objective metrics that drive creation of long-term stockholder value. For 2015, two critical metrics were used, each comprising 25% of the total

performance share opportunity (or 15% of the total 2015 long-term incentive target award value): (1) three-year growth in reserves and mineralized material per share and (2) three-year growth in operating cash flow per share. Operating cash flow per share is not adjusted for changes in silver and gold prices, aligning executives with stockholders over a longer-term period when executives are expected to adjust strategy according to changes in metal prices. Growth in reserves and mineralized material is critical to ensure that we replace ounces mined each year and grow resources to create longer mine lives, which we believe will drive stockholder value. Reserves and mineralized material also decline due to falling metals prices, as previously economic grades are rendered uneconomic. This further aligns performance with stockholders. Operating cash flow is critical to focus management on internal growth, cost control, and accretive external growth opportunities, which subsequently should tie directly to creation of stockholder value. For both metrics, performance is measured on a per share basis to account for dilution, and, as described in the tables below, the plan will pay at target for meeting expectations, maximum for exceeding expectations by 15% or more, and at threshold for performance at 85% of target.

Three-Year Change in Reserves and Mineralized Material Per Share for 2015 Grant (2015-2017 Performance Period)

Payout Target	25%	50%	75%	100%	125%	150%	200%
Performance Target	15% Decrease	10% Decrease	5% Decrease	Target	5% Increase	10% Increase	15%+ Increase
Target (ounces per share)[1]	5.62	5.95	6.28	6.61	6.94	7.27	7.60

(1) Based on total proven and probable reserves and measured and indicated mineralized material, on a silver equivalent ounce basis using an assumed 60:1 silver-gold ratio, divided by shares of common stock outstanding as of December 31, 2015

Three-Year Change in Operating Cash Flow (OCF) Per Share for 2015 Grant (2015-2017 Performance Period)

Payout Target	25%	50%	75%	100%	125%	150%	200%
Performance Target	15% Decrease	10% Decrease	5% Decrease	Target	5% Increase	10% Increase	15%+ Increase
Target (OCF per share)[1]	$0.44	$0.47	$0.49	$0.52	$0.55	$0.57	$0.60

(1) Based on average shares of common stock outstanding during 2014.

No payouts for 2013-2015 performance shares.

Payouts for 2013-2015 Performance Shares:

The 2013 performance share award opportunity covering the 2013-2015 performance period was based on relative TSR performance, growth in reserves and mineralized material per share and improvement in operating cash flow per share. The tables below set forth (1) the minimum, target and maximum TSR performance levels for the 2013-2015 performance period, corresponding respectively to the 25th, 50th and 75th percentile TSR performance of the peer group, and our TSR performance, (2) the performance targets for the three-year change in reserves and mineralized material per share, and our

performance and (3) the performance targets for the three-year change in operating cash flow per share, and our performance. Precious metals and mining companies, including Coeur, saw significant negative returns during this performance period. Due to our TSR and performance on the other internal based metrics, despite initiatives that began to take hold in 2014 and accelerated in 2015 to improve the business (as evidenced by 2015 AIP performance), there was no payout for any NEO under the 2013-2015 performance share grants, which further demonstrates the alignment of pay and performance under our executive compensation program:

Three-Year Relative TSR Performance (2013-2015 Performance Period)

Result: No payout for TSR-based component

Performance Level	2013-2015 Actual TSR (Annualized)	Shares Earned at Performance Level (% of Target)
Maximum (75th percentile)	-18.78%	200%
Target (50th percentile)	-37.70%	100%
Minimum (25th percentile)	-41.41%	50%
Coeur Mining, Inc.	-52.73%	0%

Three-Year Change in Reserves and Mineralized Material Per Share (2013-2015 Performance Period)

Result: No payout for reserves/mineralized material per share component

Payout Target	0%	25%	50%	75%	100%	125%	150%	200%
Performance Target	>15% Decrease	15% Decrease	10% Decrease	5% Decrease	Target	5% Increase	10% Increase	15%+ Increase
Target (ounces per share)[1]	<7.44	7.44	7.88	8.31	8.75	9.19	9.63	10.10
Coeur Mining, Inc.	4.74 (45.8% Decrease)							

(1) Based on total proven and probable reserves and measured and indicated mineralized material, on a silver equivalent ounce basis using an assumed 60:1 silver-gold ratio, divided by shares of common stock outstanding as of December 31, 2012. See calculations of target ratio in table below.

In millions except per share data	2012	2015
Ounces of Silver Equivalent Reserves (60:1)	339.8	302.3
Ounces of Silver Equivalent Mineralized Material (60:1)	450.6	414.7
Ounces of Silver Equivalent Reserves + Mineralized Material (60:1)	790.4	717.0
Shares Outstanding at Year-End	90.3	151.3
Ounces of Silver Equivalent Reserves + Mineralized Material per Share	8.75	4.74
% Increase/(Decrease)		(45.8%)

Three-Year Change in Operating Cash Flow (OCF) Per Share (2013-2015 Performance Period)

Result: No payout for OCF per share component								
Payout Target	0%	25%	50%	75%	100%	125%	150%	200%
Performance Target	>15% Decrease	15% Decrease	10% Decrease	5% Decrease	Target	5% Increase	10% Increase	15%+ Increase
Target (OCF per share)(1)	<$2.58	$2.58	$2.73	$2.88	$3.03	$3.18	$3.33	$3.48
Coeur Mining, Inc.	$0.88 (71.1% Decrease)							

(1)   Based on average shares of common stock outstanding during 2012. See calculations of target ratio in table below.

In millions except per share data	2012	2015
Operating Cash Flow	$271.6	$113.5
Average Shares Outstanding	89.6	129.6
Operating Cash Flow per Share	$ 3.03	$ 0.88
% Increase/(Decrease)		(71.1%)

Timing of Long-Term Incentive Awards

The Compensation Committee typically approves annual long-term incentive grants to our executives at its January meeting. The Compensation Committee does not coordinate the timing of equity awards with the release of material, non-public information.

Benefits and Perquisites

The primary purpose of providing benefits and limited perquisites to our executives is to attract and retain talent to lead the Company. The Compensation Committee intends the type and value of benefits and perquisites offered to be market competitive. Details of the benefits and perquisites provided to our NEOs are disclosed in the "All Other Compensation" column of the 2015 Summary Compensation Table set forth in this proxy statement.

We provide limited perquisites. In 2015, we provided a car allowance to our CEO and comprehensive physical exams to all executives for the primary purpose of identifying any executive health-related risks to executive retention and continuity. However, executive physicals were suspended in 2016 as part of our efforts to reduce expenses.

Termination of Employment/Severance and Change-in-Control Arrangements

Executive Severance Policy; CEO Employment Agreement:

We adopted our Executive Severance Policy to move toward a uniform program and reduce the number of individual employment and change-in-control agreements with executive officers. All NEOs are covered by this policy, other than Mr. Krebs, whose severance and change-in-control benefits are covered in an employment agreement.

Under the Executive Severance Policy and the CEO employment agreement, as applicable, each NEO is covered by an arrangement to provide certain benefits payable in the event of qualifying terminations of employment in connection with a change-in-control. The Compensation Committee believes that these arrangements provide reasonable compensation in the unique circumstances of a change-in-control that is not provided by our other compensation programs. The Compensation Committee believes change-in-control benefits, if structured appropriately, minimize the distraction caused by a potential change-in-control transaction and reduce the risk of key executives resigning from Coeur before a change-in-control transaction closes. The Compensation Committee also believes that these provisions motivate executives to make decisions in the best interests of stockholders should a transaction take place by providing executives with the necessary job stability and financial security during a change-in-control transaction (and the subsequent period of uncertainty) to help them remain focused on managing the Company rather than on their own personal employment. The Compensation Committee believes that all of these objectives serve the stockholders' interests.

The arrangements provide that in the event the payment provided would constitute an "excess parachute payment" under Section 280G of the Internal Revenue Code, the payment will be reduced to the amount that will result in no portion being subject to the excise tax. This limits the exposure of Coeur and the executives to the parachute payment rules.

Under the Executive Severance Policy and CEO employment agreement, as applicable, each NEO is also entitled to certain benefits payable in the event of qualifying terminations of employment not in connection with a change-in-control. The Compensation Committee believe these arrangements

enhance our ability to attract and retain executives by providing market competitive severance benefits for involuntary, not-for-cause terminations of employment.

Double-Trigger Change-in-Control Vesting Acceleration under LTIP:

Our equity awards provide for "double-trigger" accelerated vesting of equity awards in connection with a change-in-control, which requires a qualifying termination of employment in addition to a change-in-control.

Retirement and Deferred Compensation Plans

Coeur maintains a Defined Contribution and 401(k) Retirement Plan (the "Retirement Plan"). All U.S. employees are eligible to participate in the Retirement Plan. The amount of our annual discretionary contribution is determined annually by the Board and may not exceed 15% of the participants' aggregate compensation. For 2015, we did not make an annual discretionary contribution into the Retirement Plan. In addition, the Retirement Plan provides for an Employee Savings Plan which allows each employee to contribute up to 100% of

compensation, subject to a maximum contribution of $18,000 and an additional $6,000 catch-up if age 50 or over. The Company contributes an amount equal to 100% of the first 4% of an employee's compensation contributed by the employee.

Coeur also maintains a deferred compensation plan which is discussed in greater detail under the "Pension Benefits and Nonqualified Deferred Compensation" section starting on page 73.

Other Compensation Arrangements and Policies

The Compensation Committee has established additional policies to ensure the overall compensation structure is responsive to stockholder interests and competitive with the market. These specific policies are outlined below.

Stock Ownership Guidelines

We have adopted minimum stock ownership guidelines for our executive officers and non-employee directors. In December 2014, the Compensation Committee approved increases to the required levels of stock ownership required to further align executives and directors with stockholders, as shown in the table below:

Position	Stock Ownership Guideline
CEO	6x base salary
CFO/COO	4x base salary
Other Section 16 Executive Officers	2x base salary
Non-Employee Directors	5x base annual director cash retainer

Unvested shares of time-vesting restricted stock count toward satisfying the guideline, but unexercised stock options and unvested performance shares do not. The Compensation Committee has determined that, although each director and executive officer has made satisfactory efforts toward the applicable level of stock ownership since the approval of new guidelines in December 2014, ownership levels have

fallen short of the applicable guidelines due to the erosion in value of the Company's stock over the last few years. Executive officers have until the end of 2019 to meet the revised stock ownership guidelines.

Insider Trading Policy

Our insider trading policy prohibits insiders from engaging in hedging or other transactions with derivative securities tied to Coeur's common stock.



This prohibition applies to trading in Coeur-based put and call option contracts and transacting in straddles and similar transactions, except holding and exercising options or other derivative securities granted under Coeur's equity incentive plans. The policy also prohibits directors and executive officers from holding Coeur securities in a margin account or pledging Coeur securities as collateral for a loan.

Clawback Policy

Coeur has adopted a "clawback" policy providing for the recovery of incentive compensation in certain circumstances. Under the clawback policy, if the Board determines that there has been a restatement due to material noncompliance with a financial reporting requirement, then the Board will seek recovery of all incentive payments that were made to executive officers, and all performance-based equity awards granted to executive officers that vested, in each case, on the basis of having met or exceeded performance targets in grants or awards made after December 18, 2012 during the fiscal year prior to the filing of the Current Report on Form 8-K announcing the restatement, if the payments or vesting would have been lower had they been calculated based on the restated results, and if the relevant executive officers are found personally responsible for the restatement, as determined by the Board.

Limitations on Deductibility of Compensation

Section 162(m) of the Internal Revenue Code generally limits the deductibility of compensation paid by a public company to its chief executive officer and its next three most highly compensated officers (not including its chief financial officer) to $1 million,

per executive, per year. However, there are exceptions for payments that are performance based and meet certain requirements under Section 162(m). The Compensation Committee has designed the stock options and performance shares granted to our NEOs under the 2015 LTIP and its predecessor plans as well as the awards under the Supplemental Incentive Agreement to qualify under Section 162(m) as performance-based compensation. The Compensation Committee also designed the portion of the Annual Incentive Plan that pays out based on the achievement of corporate goals with the intent to qualify under Section 162(m). The application of Section 162(m) is complex, however, and may change with time (with potentially retroactive effect) and thus the deductibility of any single element of compensation cannot be guaranteed. Base salary and grants of service-vesting restricted stock are not performance-based, and therefore are potentially not deductible. In addition, deductibility is not the sole factor used by the Compensation Committee in ascertaining appropriate levels or manner of compensation. The Compensation Committee believes that it is important to preserve flexibility in administering compensation programs in a manner designed to attract, retain and reward high-performing executives, and to promote business objectives that may not necessarily align with the requirements for full deductibility under Section 162(m). Consequently, the Compensation Committee has not adopted a policy that all compensation must qualify as deductible under Section 162(m), and we may enter into compensation arrangements under which payments are not deductible under Section 162(m).

COMPENSATION COMMITTEE REPORT

The Compensation Committee of the Board has reviewed and discussed the above Compensation Discussion and Analysis with management and, based on such review and discussion, has recommended to the Board that the Compensation Discussion and Analysis be included in our proxy statement.

Compensation Committee of the Board of Directors

JOHN H. ROBINSON, Chairman
KEVIN S. CRUTCHFIELD
SEBASTIAN EDWARDS
ROBERT E. MELLOR

PROPOSAL NO. 3:
ADVISORY RESOLUTION TO APPROVE EXECUTIVE COMPENSATION

We are asking stockholders to vote on an annual advisory resolution to approve our executive compensation as reported in this proxy statement.

Our executive compensation program aligns with our strong pay-for-performance philosophy and ties a substantial portion of executive compensation to the achievement of annual and long-term strategic objectives designed to drive creation of stockholder value.

The Compensation Committee is mindful that despite Coeur's operational successes in 2015 and continued strong achievement of internal strategic objectives, our stock price has underperformed relative to peers against a backdrop of further weakening gold and silver prices. As a result, realized executive compensation continues to be negatively impacted, due primarily to:

- the negative discretion exercised by our Compensation Committee with respect to 2015 AIP payments to our NEOs despite strong performance on rigorous goals,

- significantly lower AIP individual performance percentages for 2015, and

- forfeiture of previously granted performance shares that were not earned, the significant decrease in value of previously granted restricted stock linked to the decrease in our stock price and historical stock options all being significantly underwater.

As a result of feedback from our stockholder engagement efforts in 2015 and given the current environment impacting precious metals companies, we have further modified our 2016 compensation program for our NEOs:

- 2016 LTIP grants were at least 20% lower than 2015, set at the low end of a newly-established variable range as a percentage of base salary rather than the former fixed percentage of base,

- maximum potential payout for TSR-based performance share awards was reduced to 150% from 200%, and remains capped at 100% in the event overall TSR is negative, and

- individual AIP performance components reduced; CEO's AIP is based on 100% Company performance.

We urge stockholders to read the "Compensation Discussion and Analysis" beginning on page 32 of this proxy statement, which details how our executive compensation policies and procedures are designed to achieve our compensation objectives, as well as the 2015 Summary Compensation Table and other related compensation tables and narrative, appearing on pages 68 to 77 of this proxy statement, which provide detailed information on the compensation of our NEOs.

An advisory stockholder vote on the frequency of stockholder votes to approve executive compensation is required to be held at least once every six years. After considering the vote of stockholders at the 2011 Annual Meeting and other factors, the Board determined to hold advisory votes on the approval of executive compensation annually until the next advisory vote on frequency occurs. Accordingly, unless the Board modifies its policy on the frequency of future votes, the next advisory vote to approve executive compensation will be held at the 2016 Annual Meeting and the next advisory vote on frequency of stockholder votes to approve executive compensation will be held at the 2017 Annual Meeting.

In accordance with Section 14A of the Securities Exchange Act of 1934 (the "Exchange Act"), and as a matter of good corporate governance, we are asking stockholders to approve the following advisory resolution at the Annual Meeting:

RESOLVED, that the stockholders of Coeur Mining, Inc. (the "Company") approve, on an advisory basis, the compensation of the Company's Named Executive

Officers disclosed in the Compensation Discussion and Analysis, the Summary Compensation Table and the related compensation tables, notes and narrative in the Proxy Statement for the Company's 2016 Annual Meeting of Stockholders.

This advisory resolution, commonly referred to as a "say-on-pay" resolution, is non-binding on the Board.

Although non-binding, as Coeur has following the results of the 2015 "say-on-pay" vote, the Board and the Compensation Committee will review and consider the voting results when making future decisions regarding our executive compensation programs.

**THE BOARD RECOMMENDS THAT YOU VOTE
FOR THE ADVISORY RESOLUTION TO
APPROVE EXECUTIVE COMPENSATION**

2015 EXECUTIVE COMPENSATION INFORMATION

2015 Summary Compensation Table

Set forth below is information regarding compensation earned by or paid or awarded to all persons serving as our CEO, CFO, and the other three most highly compensated executive officers during 2015 (the "Named Executive Officers" or "NEOs") for the years ended December 31, 2013, 2014 and 2015.

Name and Principal Position	Year	Salary ($)	Bonus ($)[(a)]	Stock Awards ($)[(b)]	Option Awards ($)[(c)]	Non-Equity Incentive Plan Compensation Earnings ($)[(d)]	Change in Nonqualified Deferred Compensation Earnings ($)[(e)]	All Other Compensation ($)[(f)]	Total ($)
Mitchell J. Krebs President, Chief Executive Officer & Director	2015	650,000	0	1,976,837	0	1,695,500		78,750	4,401,087
	2014	650,000	0	2,110,958	0	880,100		86,823	3,727,881
	2013	600,000	0	1,625,534	450,264	568,800		358,275	3,602,873
Peter C. Mitchell Senior Vice President & Chief Financial Officer	2015	400,000	0	912,389	0	312,000		39,847	1,664,236
	2014	400,000	0	974,299	0	384,300		30,024	1,788,623
	2013	233,333	0	628,441	128,153	148,257		265,654	1,403,838
Frank L. Hanagarne, Jr. Senior Vice President & Chief Operating Officer	2015	400,000	0	912,389	0	316,500		81,585	1,710,474
	2014	385,000	0	937,761	0	387,214		86,856	1,796,831
	2013	345,000	0	629,918	191,363	240,768		77,888	1,484,937
Casey M. Nault Senior Vice President, General Counsel and Secretary	2015	325,000	0	625,996	0	171,438		38,351	1,160,785
	2014	325,000	0	668,471	0	213,038		59,301	1,265,810
	2013	290,000	57,000	730,860	135,447	151,025		216,085	1,580,417
Keagan J. Kerr Former Senior Vice President, Corporate Affairs and Human Resources[(1)]	2015	285,000	0	548,953	0	143,925		33,102	1,010,980
	2014	275,000	0	565,619	0	176,138		51,509	1,068,266
	2013	255,000	50,000	641,104	118,817	133,227		191,332	1,389,480

(1) Mr. Kerr resigned as Senior Vice President, Corporate Affairs and Human Resources effective January 31, 2016.

Explanatory Notes:

(a) 2013 amounts represent one-time incentive payments related to the relocation of our headquarters during 2013, which were subject to a two-year clawback for voluntary terminations of employment.

(b) Set forth below is the aggregate grant date fair value of stock awards, as calculated in accordance with FASB ASC 718, granted in 2015. The assumptions used to calculate the valuation of the awards are set forth in Note 6 to the Notes to Consolidated Financial Statements in Coeur's Annual Report on Form 10-K for the fiscal year ended December 31, 2015.

	Restricted share award[(1)] ($)	Performance share award[(2)] ($)
Mr. Krebs	687,433	1,289,404
Mr. Mitchell	317,278	595,111
Mr. Hanagarne	317,278	595,111
Mr. Nault	217,687	408,309
Mr. Kerr	190,895	358,058

(1) As explained in the narrative of this proxy statement, the restricted share awards vest one-third on the first anniversary of the award, one-third on the second anniversary of the award and one-third on the third anniversary of the award.

(2) The performance share awards cliff-vest based on the attainment of performance goals over a three-year period. The actual value to the NEO of the performance share portions of the grant depends on meeting certain performance criteria over the three-year period as explained in the "Compensation Discussion and

Analysis". The grant date fair value of the 2015 performance shares at target is shown in the above table, while the value of these 2015 grants at the time of grant assuming the maximum level of performance was achieved is as follows: for Mr. Krebs $2,578,805; for Mr. Hanagarne $1,190,220; for Mr. Mitchell $1,190,220; for Mr. Nault $816,617; and for Mr. Kerr $716,114.

(c)   The aggregate grant date fair value of the option awards, as calculated in accordance with FASB ASC 718, for the year shown. The assumptions used to calculate the valuation of the awards are set forth in Note 6 to the Notes to Consolidated Financial Statements in Coeur's Annual Report on Form 10-K for the fiscal year ended December 31, 2015. These awards vest one-third on the first anniversary of the award, one-third on the second anniversary of the award and one third on the third anniversary of award.

(d)   Includes amounts paid under the Annual Incentive Plan. Also includes a $1,000,000 payout for one component of a supplemental incentive compensation opportunity granted to Mr. Krebs by the Compensation Committee on July 30, 2014. For a detailed discussion of the agreement and the achievement of the performance goal tied to this payout, please see page 45.

(e)   Participants in our Deferred Compensation Plan do not received preferential or above-market plan earnings.

(f)   All other compensation, including perquisites and amounts paid or accrued under termination arrangements. Mr. Krebs received vehicle allowances of $12,170 during the year. Mr. Krebs, Mr. Mitchell, Mr. Hanagarne, Mr. Nault and Mr. Kerr received excess group term life insurance valued at $1,500, $5,940, $3,715, $720 and $540 for the year, respectively. Mr. Krebs, Mr. Mitchell, Mr. Nault and Mr. Kerr received disability insurance coverage whose premiums were $8,774, $1,980, $1,507 and $1,368 during the year, respectively. Mr. Krebs, Mr. Mitchell, Mr. Hanagarne, Mr. Nault and Mr. Kerr received transit benefits valued at $2,205, $2,205, $110, $1,560 and $1,900 for the year, respectively. For 2015, each NEO received a company matching contribution to the Employee Savings Plan of $10,600. For 2015, each of Mr. Krebs, Mr. Mitchell, Mr. Hanagarne, Mr. Nault and Mr. Kerr received an additional contribution from the Company into the Deferred Compensation Plan based on 4% of their 2014 compensation in excess of their 2014 Retirement Plan limit in the amount of $3,352, $11,530, $14,631, $8,641 and $5,929 respectively. Mr. Hanagarne, Mr. Nault and Mr. Kerr received relocation benefits in 2015 related to the 2013 corporate office move to Chicago of $47,470, $11,198, and $8,640, respectively. Mr. Hanagarne also received personal travel assistance of $4,529. In addition, each of Messrs. Krebs, Mitchell, Hanagarne, Nault and Kerr was provided with an executive physical paid for by the Company in the amount of $5,149, $7,592, $5,059, $4,125 and $4,125, respectively.



2015 Grants of Plan-Based Awards

The following table sets forth information regarding all plan awards that were made to the NEOs during 2015, including incentive plan awards (equity-based and non-equity based) and other plan-based awards. Disclosure on a separate line item is provided for each grant of an award made to an NEO during the year. The information supplements the dollar value disclosure of stock, option and non-stock awards in the 2015 Summary Compensation Table by providing additional details about such awards. Equity incentive-based awards are subject to a performance condition or a market condition as those terms are defined by FASB ASC 718. Non-equity incentive plan awards are awards that are not subject to FASB ASC 718 and are intended to serve as an incentive for performance to occur over a specified period.

| | Grant Date | Estimated Possible Payouts Under Non-Equity Incentive Plan Awards | | | Estimated Future Payouts Under Equity Incentive Plan Awards | | | All Other Stock Awards: Number of Shares of Stock or Units (#)(d) | Grant Date Fair Value of Stock and Options Awards (e) |
		Threshold ($)(a)	Target ($)(a)	Maximum ($)(a)	Threshold (#)	Target (#)	Maximum (#)		
Mitchell J. Krebs		365,625	650,000	1,170,000					
	5/13/2015(b)				23,141	92,563	185,126		773,828
	5/13/2015(c)				11,571	46,282	92,564		257,791
	5/13/2015(c)				11,570	46,281	92,562		257,785
	5/13/2015(d)							123,417	687,433
Peter C. Mitchell		168,750	300,000	510,000					
	5/13/2015(b)				10,680	42,721	85,442		$357,149
	5/13/2015(c)				5,340	21,361	42,722		$118,981
	5/13/2015(c)				5,340	21,361	42,722		$118,981
	5/13/2015(d)							56,962	$317,278
Frank L. Hanagarne, Jr.		168,750	300,000	510,000					
	5/13/2015(b)				10,680	42,721	85,442		$357,149
	5/13/2015(c)				5,340	21,361	42,722		$118,981
	5/13/2015(c)				5,340	21,361	42,722		$118,981
	5/13/2015(d)							56,962	$317,278
Casey M. Nault		91,406	162,500	276,250					
	5/13/2015(b)				7,328	29,311	58,622		$245,041
	5/13/2015(c)				3,664	14,656	29,312		$ 81,634
	5/13/2015(c)				3,664	14,656	29,312		$ 81,634
	5/13/2015(d)							39,082	$217,687
Keagan J. Kerr		80,156	142,500	242,250					
	5/13/2015(b)				6,426	25,704	51,408		$214,886
	5/13/2015(c)				3,213	12,852	25,704		$ 71,586
	5/13/2015(c)				3,213	12,852	25,704		$ 71,586
	5/13/2015(d)							34,272	$190,895

Explanatory Notes:

(a)   The applicable range of estimated payouts under the AIP denominated in dollars (threshold, target, and maximum amount).

(b)   The number of performance shares to be paid out or vested upon satisfaction of the conditions in question within the applicable range of estimated payouts (threshold at 25%, target at 100%, and maximum amount at 200%) as determined by Coeur's three-year total stockholder return compared to its precious metals mining peer group. Please refer to the discussion in "Compensation Discussion and Analysis — Compensation Components — Long-Term Incentive Plan ('LTIP')".

(c)   The number of performance shares to be paid out or vested upon satisfaction of the conditions in question within the applicable range of estimated payouts (threshold at 25%, target at 100%, and maximum amount at 200%) as determined by the achievement of specific operational goals over a three-year period. Please refer to the discussion in "Compensation Discussion and Analysis — Compensation Components — Long-Term Incentive Plan ('LTIP')".

(d)   This column consists of the annual restricted share grants as described above in the "Compensation Discussion and Analysis — Compensation Components — Long Term Incentive Plan ('LTIP')".

(e)   Fair Value of stock and options granted on the award date.

Narrative Disclosure to Summary Compensation Table and Grants of Plan-Based Awards Table

Employment Agreements

Mitchell J. Krebs

On July 30, 2014, Coeur and Mitchell J. Krebs entered into an amended and restated employment agreement amending the terms of Mr. Krebs's employment as President and Chief Executive Officer. Mr. Krebs's amended employment agreement calls for a base salary subject to adjustment from time to time, plus annual incentive compensation. Mr. Krebs's employment agreement includes severance and change-in-control provisions, the terms of which are described under "Potential Payments Upon Termination or Change-in-Control — Severance and Change-in-Control Arrangement with Mr. Krebs." The term of Mr. Krebs's employment automatically renewed on June 30, 2015 and runs through June 30, 2016, at which time the term will automatically renew for an additional one-year period, ending June 30, 2017, unless terminated or modified by us by written notice, subject to the terms and conditions of the agreement.

Peter C. Mitchell, Frank L. Hanagarne, Jr., and Casey M. Nault

Mssrs. Mitchell, Hanagarne and Nault do not have employment agreements, and are instead covered by our Executive Severance Policy described under "Termination of Employment/Severance and Change-in-Control Arrangements — Executive Severance Policy."

Keagan J. Kerr

Effective January 31, 2016, Coeur and Mr. Kerr entered into a separation agreement (the "Separation Agreement"). Pursuant to the Separation Agreement, Mr. Kerr received a one-time cash payment of $143,925 less applicable withholdings, an amount equivalent to the amount Mr. Kerr would have received for 2015 under the Company's Annual Incentive Plan had he not resigned. In addition, Mr. Kerr and his family are entitled to COBRA coverage for up to 4 months following the Separation Date, payable by Coeur. Beginning on February 1, 2016, Coeur also engaged Mr. Kerr as a consultant at a monthly rate of $23,750 for up to four months.



Outstanding Equity Awards at 2015 Year-End

The following table sets forth information on outstanding option and stock awards held by the NEOs on December 31, 2015, including the number of shares underlying both exercisable and unexercisable portions of each stock option as well as the exercise price and expiration date of each outstanding option.

	Option Awards				Stock Awards			
Name	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable [a]	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)[b]	Market Value of Shares or Units of Stock That Have Not Vested ($)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)[c]	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)[d]
Mitchell J. Krebs	1,536	0	$51.40	2/20/2016	176,455	437,608	327,997	813,433
	2,051	0	$39.90	3/20/2017				
	2,183	0	$48.50	1/10/2018				
	10,275	0	$10.00	2/3/2019				
	13,167	0	$15.40	3/2/2020				
	11,496	0	$27.45	1/3/2021				
	22,631	0	$27.66	1/31/2022				
	20,326	10,161	$23.90	1/22/2023				
Peter C. Mitchell	10,772	5,385	12.72	7/1/2023	87,193	$216,239	154,455	383,048
Frank L. Hanagarne, Jr.	3,249	0	20.90	10/3/2021	80,402	$199,397	148,187	367,504
	9,854	0	27.66	1/31/2022				
	8,639	4,318	23.90	1/22/2023				
Casey M. Nault	9,036	0	19.01	5/7/2022	76,641	$190,070	103,269	256,107
	6,115	3,056	23.90	1/22/2023				
Keagan J. Kerr	2,767	0	19.01	5/7/2022	66,758	$165,560	89,537	222,052
	5,364	2,681	23.90	1/22/2023				

Explanatory Notes:

(a) Options that expire February 20, 2016 through May 7, 2022 were fully vested as of December 31, 2015; options that expire January 22, 2023 vest one-third annually beginning January 22, 2013; options that expire July 1, 2023 vest one-third annually beginning July 1, 2014.

(b) With respect to the number of shares of restricted stock granted and unvested as of December 31, 2015: For Mr. Krebs, a grant of 18,828 restricted shares that vests one-third annually beginning January 22, 2014, a grant of 70,143 restricted shares that vests one-third annually beginning January 17, 2015 and a grant of 123,417 restricted shares that vests one-third annually beginning January 20, 2016. For Mr. Mitchell, a grant of 25,948 restricted shares that vests one-third annually beginning on July 1, 2014, a grant of 32,374 restricted shares that vests one-third annually beginning January 17, 2015 and a grant of 56,962 restricted shares that vests one-third annually beginning January 20, 2016. For Mr. Hanagarne, a grant of 8,002 restricted shares that vests one-third annually beginning January 22, 2014, a grant of 31,160 restricted shares that vests one-third annually beginning January 17, 2015 and a grant of 56,962 restricted shares that vests one-third annually beginning January 20, 2016. For Mr. Nault, a grant of 5,664 restricted shares that vests one-third annually beginning January 22, 2014, a grant of 20,863 restricted shares that cliff vests on May 21, 2016, a grant of 22,212 restricted shares that vests one-third annually beginning January 17, 2015, and a grant of 39,082 restricted shares that vests one-third annually beginning January 20, 2016. For Mr. Kerr, a grant of 4,968 restricted shares that vests one-third annually beginning on January 22, 2014, a grant of 18,301 restricted shares that cliff vests on May 21, 2016, a grant of 18,794 restricted shares that vests one-third annually beginning January 17, 2015 and a grant of 34,272 restricted shares that vests one-third annually beginning January 20, 2016. Due to Mr. Kerr's resignation effective January 31, 2016, all unvested equity awards as of that date were forfeited.

(c) The total number of performance shares and performance units which do not vest until the end of the three-year performance period, if at all. Performance shares and performance unit awards that were outstanding as of December 31, 2015 were granted January 22, 2013, July 1, 2013, January 17, 2014, October 3, 2014 and January 20, 2015.

(d) The total fair market value at the end of the fiscal year based on the closing market price of Coeur's common stock on the New York Stock Exchange on December 31, 2015 of $2.48.

2015 Option Exercises and Stock Vested

The following table sets forth information regarding each exercise of stock options and vesting of restricted stock and performance shares during 2015 for each of the NEOs on an aggregated basis.

	Option Awards		Stock Awards	
	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise ($)[a]	Number of Shares Acquired on Vesting (#)	Value Realized on Vesting ($)[b]
Mitchell J. Krebs	—	—	34,477	208,850
Peter C. Mitchell	—	—	19,441	110,376
Frank L. Hanagarne, Jr.	—	—	15,152	91,744
Casey M. Nault	—	—	11,208	65,913
Keagan J. Kerr	—	—	8,508	50,733

Explanatory Notes:

(a) The aggregate dollar value realized upon exercise of options (i.e., the difference between the market price of the underlying shares at exercise and the exercise price) or upon the transfer of an award for value.

(b) The aggregate dollar value realized upon vesting of stock (i.e., the number of shares times the market price of the underlying shares on the vesting date) or upon the transfer of an award for value.

Pension Benefits and Nonqualified Deferred Compensation

We do not maintain a defined benefit pension program. Effective February 1, 2014, Coeur established the Coeur Mining, Inc. Deferred Compensation Plan ("Deferred Compensation Plan") for highly compensated employees.

The Deferred Compensation Plan allows directors and eligible highly compensated employees the opportunity to defer, on a pre-tax basis, a portion of his or her director fees, base salary, and/or AIP award, as applicable, to a date in the future. Employees can defer 5%-75% of base salary and 5%-75% of AIP award amounts. Directors can defer 5%-75% of director fees. Coeur may also decide to make discretionary contributions to the account of a participant from time to time. Participants may

designate investment funds in which deferred amounts are invested. The net gain or loss on the assets of any such investment funds is used to determine the amount of earnings or losses to be credited to the participant's account. Each participant must elect the time and form of distribution of deferred amounts (together with any earnings or losses credited to such amounts). Subject to certain limitations in the Deferred Compensation Plan, participants elect the frequency of payments and the number of payments to receive at the time of distribution. Participants are always 100% vested in amounts deferred by the participant. Amounts contributed by Coeur to a participant's account vest based upon a schedule or schedules determined by us and communicated to the participant.

Executive Name	Executive Contributions in Last FY ($)[a]	Registrant Contributions in Last FY ($)[b]	Aggregate Earnings in Last FY ($)[c]	Aggregate Withdrawals/ Distributions ($)	Aggregate Balance at Last FYE ($)[d]
Mitchell J. Krebs	220,025	38,352	(6,315)	—	286,479
Peter C. Mitchell	—	11,530	124	—	11,655
Frank L. Hanagarne, Jr.	—	14,631	337	—	25,979
Casey M. Nault	—	8,641	196	—	15,144
Keagan J. Kerr	23,057	5,929	(1,660)	—	43,090

Explanatory Notes:

(a) The amount in this column represents fiscal year 2015 deferred salary, which is reported in the Salary column of the Summary Compensation Table.

(b) The amount in this column is reported in footnote (f) to the All Other Compensation column of the Summary Compensation Table as follows: for 2015, for Messrs. Krebs, Mitchell, Hanagarne, Nault and Kerr, a contribution was made by Coeur into the Deferred Compensation Plan based on 4% of their 2014 eligible compensation in excess of the 2014 Retirement Plan limit in the amount of $38,352, $11,530, $14,631, $8,641 and $5,929, respectively.

(c) The amount in this column is not included in the Summary Compensation Table because plan earnings were not preferential or above-market.

(d) The aggregate balances at last fiscal year-end reported in this table include the following amounts that were previously reported in the 2014 Summary Compensation Table:

Executive Name	Registrant Contributions in FY 2014
Krebs	$33,145
Hanagarne, Jr.	$10,887
Nault	$ 6,236
Kerr	$ 3,081

Potential Payments Upon Termination or Change-In-Control

We have severance and change-in-control arrangements with each of the NEOs currently serving as executive officers that provide for certain benefits payable to the executives in the event of certain qualifying terminations not in connection with a change in control or a change in control followed by the termination of the executive's employment within two years for any reason other than for cause, disability, death, normal retirement or early retirement.

Each of the following constitutes a change in control under our change-in-control arrangements:

- any organization, group or person ("Person") (as such term is used in Sections 13(d) and 14(d) of the Exchange Act) is or becomes the beneficial owner (as defined in Rule 13d-3 under the Exchange Act), directly or indirectly, of securities of Coeur representing 35% or more of the combined voting power of the then outstanding securities of Coeur;

- during any two-year period, a majority of the members of the Board serving at the effective date of the change-in-control arrangement is replaced by directors who are not nominated and approved by the Board;

- a majority of the members of the Board is represented by, appointed by or affiliated with any Person who the Board has determined is seeking to effect a change in control of Coeur; or

- we are combined with or acquired by another company and the Board determines, either before such event or thereafter, by resolution, that a change in control will occur or has occurred.

The change-in-control arrangements provide that in the event the payment provided would constitute a "parachute payment" under Section 280G of the Internal Revenue Code, the payment will be reduced to the amount that will result in no portion being subject to the excise tax.

Severance and Change-in-Control Arrangement with Mr. Krebs

If Mr. Krebs is terminated by Coeur without cause or Mr. Krebs terminates his employment with Coeur for good reason not in connection with a change in control, Mr. Krebs would be entitled to the benefits described below:

- a lump sum equivalent to the executive's base salary, target annual incentive plan award, and target annual LTIP award for the year in which the change in control occurs; and

- continuation of health care benefits for the employee and his or her dependents for up to one year following the termination.

If a change in control occurs, Mr. Krebs shall be entitled to the benefits described below upon a termination by Coeur without cause or by Mr. Krebs for good reason within the 90 days preceding or two years following the change in control:

- a lump sum equivalent to two times Mr. Krebs's base salary, target annual incentive plan award and target long-term incentive plan award for the year in which the change in control occurs; and

- continuation of health care benefits for Mr. Krebs and his dependents for up to two years following the change in control;

- accelerated vesting of unvested grants of equity, as more fully described in the footnotes to the following table; and

- accelerated vesting of payouts under the Supplementary Incentive Agreement.

Severance and Change-in-Control Arrangements with Mr. Mitchell, Mr. Hanagarne, and Mr. Nault

Mr. Mitchell, Mr. Hanagarne, and Mr. Nault do not have individual employment agreements or change-in-control agreements but are covered under our Executive Severance Policy.

Under that policy, in the event of a termination by Coeur without cause or by the employee for good reason not in connection with a change in control, Mr. Mitchell, Mr. Hanagarne, and Mr. Nault would be entitled to the benefits described below:

- a lump sum equivalent to the executive's base salary, target annual incentive plan award, and target annual LTIP award for the year in which the change in control occurs; and

- continuation of health care benefits for the employee and his or her dependents for up to one year following the termination.

Under the Executive Severance Policy, if a change in control occurs, Mr. Mitchell, Mr. Hanagarne, and Mr. Nault would be entitled to the benefits described below upon a termination by Coeur without cause or by the employee for good reason within the 90 days preceding or two years following the change in control:

- a lump sum equivalent to 1.5 times the executive's base salary, target annual incentive plan award, and target annual LTIP award for the year in which the change in control occurs; and

- continuation of health care benefits for the employee and his or her dependents for up to 18 months following the change in control.

- Accelerated vesting of unvested grants of equity, as more fully described in the footnotes to the following table.



The following table describes the potential payments and benefits under our compensation and benefit plans and arrangements to which the NEOs would be entitled upon certain terminations of employment assuming the triggering event took place after the close of business on December 31, 2015 (i.e., the last business day of 2015) and the price per share of Coeur's shares is the closing market price of $2.48 as of that date.

Name and Principal Position	Cash Severance Payments ($)[a]	Acceleration of Supplemental Incentive Award ($)[b]	Continuation of Medical/ Welfare Benefits (present value) ($)[c]	Accelerated Vesting of Equity Awards ($)[d]	Total Termination Benefits ($)
Mitchell J. Krebs, President, Chief Executive Officer and Director					
■ Not for cause — involuntary	3,250,000	2,500,000	18,593	0	5,768,593
■ Death & Disability	0	0	0	830,661	830,661
■ Not for cause — voluntary under age 65	0	0	0	0	0
■ Change in Control, without termination	0	0	0	0	0
■ Termination subsequent to a Change in Control (e)	2,737,372	2,500,000	38,189	830,661	6,106,222
Peter C. Mitchell, Senior Vice President and Chief Financial Officer					
■ Not for cause — involuntary	1,600,000	0	7,897	0	1,607,897
■ Death & Disability	0	0	0	397,864	397,864
■ Not for cause — voluntary under age 65	0	0	0	0	0
■ Change of Control, without termination	0	0	0	0	0
■ Termination subsequent to a Change in Control (e)	1,519,385	0	12,065	397,864	1,929,314
Frank L. Hanagarne, Jr., Senior Vice President and Chief Operating Officer					
■ Not for cause — involuntary	1,600,000	0	15,553	0	1,615,553
■ Death & Disability	0	0	0	379,301	379,301
■ Not for cause — voluntary under age 65	0	0	0	0	0
■ Change in Control, without termination	0	0	0	0	0
■ Termination subsequent to a Change in Control (e)	1,455,037		23,732	379,301	1,858,070
Casey M. Nault, Senior Vice President, General Counsel and Secretary					
■ Not for cause — involuntary	1,105,000	0	20,374	0	1,125,374
■ Death & Disability	0	0	0	314,536	314,536
■ Not for cause — voluntary under age 65	0	0	0	0	0
■ Change in Control, without termination	0	0	0	0	0
■ Termination subsequent to a Change of Control (e)	1,371,668	0	31,129	314,536	1,717,333
Keagan J. Kerr, Former Senior Vice President, Corporate Affairs and Human Resources[1]					
■ Not for cause — involuntary	N/A	N/A	N/A	N/A	N/A
■ Death & Disability	N/A	N/A	N/A	N/A	N/A
■ Not for cause — voluntary under age 65	143,925	N/A	N/A	N/A	143,925
■ Change in Control, without termination	N/A	N/A	N/A	N/A	N/A
■ Termination subsequent to a Change in Control (e)	N/A	N/A	N/A	N/A	N/A

(1)   Mr. Kerr resigned as Senior Vice President, Corporate Affairs and Human Resources effective January 31, 2016. The amount shown is the amount actually paid to Mr. Kerr in connection with his resignation.

Explanatory Notes:

(a)   For involuntary termination not for cause and not considered a change in control, cash severance payments consist of base salary, annual incentive opportunity at target, and cash value of long-term incentive opportunity at target, for one year. In the case of a qualifying termination in connection with a change in control, cash severance payments for the CEO consist of a lump sum equivalent to two times the sum of base salary, target annual incentive opportunity and target long-term incentive opportunity; cash severance payments for Mr. Mitchell, Mr. Hanagarne and Mr. Nault consist of a lump sum equivalent to 1.5 times the sum of base salary, target annual incentive opportunity, and target long-term incentive opportunity.

(b)　Consists of the supplemental incentive opportunity provided to Mr. Krebs on July 30, 2014. The award will pay out based on actual performance. For purposes of this column, we have assumed payout at maximum performance of the remaining components under the supplemental incentive opportunity.

(c)　In the event of a qualifying termination no in connection with a change in control, NEOs receive continued payment of employee health care benefits or costs of benefits for up to 12 months. In the event of a change in control and a subsequent qualifying termination of employment within two years following the change in control, NEOs receive continued payment of employee health care benefits or costs of benefits for up to 18 months, except in the case of Mr. Krebs where the benefits would be available for up to 24 months. This column represents the net present value of health plan benefits provided upon termination.

(d)　Represents the value of any unvested stock options, restricted stock or other equity awards that were not vested as of the relevant date and whose vesting was accelerated.

- In the event of death or disability, all options, restricted stock grants, and performance share grants would vest 100%, with the performance shares vesting at target. The NEOs would have 12 months from the date of death or disability to exercise their options, except for non-qualified options granted January 31, 2012 which permit up to three years to exercise in the event of disability.

- In the event of a qualifying termination of employment within 90 days prior to and up to two years following a change in control, the NEOs would have up to 12 months from termination to exercise their options, instead of the usual 3 months. Our equity awards are "double trigger" accelerated vesting upon a change-in-control, meaning stock options and restricted stock will vest 100%, and performance shares will vest pro-rata based on the actual performance achieved up to the date of the change in control, in each case only upon a qualifying termination within 90 days prior to and up to two years after the change in control. For purposes of the above disclosures, the pro-rata achievement of performance targets was estimated using the elapsed time in the performance period occurring prior to the hypothetical change in control, compared to the total length of the performance period.

(e)　The severance payments will be reduced to keep the total payments from exceeding the cap imposed by the golden parachute rules of the IRS. The amounts are shown net of a reduction of $3,762,628 for Mr. Krebs; $285,832 for Mr. Nault; $944,963 for Mr. Hanagarne; and $880,615 for Mr. Mitchell.

For all of the NEOs, including the CEO, the agreements provide for special circumstances in the event the payment provided would constitute "excess parachute payments" under Section 280G of the Internal Revenue Code. In this case, the payment will be reduced to the amount that will result in no portion being subject to the excise tax. This limits the exposure of Coeur and of the executives to the parachute payment rules. None of the NEOs are provided with any excise tax gross up.

In the event of death or disability, no special benefits are provided other than the payment of any accrued compensation and benefits under the companywide benefit plans, and the accelerated vesting of equity grants discussed above. None of the NEOs are eligible for retirement. Upon an eligible retirement, the NEOs are entitled to accelerated vesting of equity identical to that occurring in the event of death or disability, except that options are generally exercisable for only three months after retirement, except for non-qualified options granted January 22, 2013 or July 1, 2013 which permit up to three years to exercise after retirement.



DIRECTOR COMPENSATION

For 2015, outside directors received an annual retainer of $180,000, of which a minimum of $90,000 was paid in common stock. Each director may elect to receive common stock in lieu of cash for up to the entire annual retainer amount subject to plan requirements. The Board maintains share ownership guidelines for directors, calling for directors to hold the equivalent of five times their annual base cash retainer in common stock. The Company pays additional retainers to the independent Board Chairman and to each committee Chair. Mr. Krebs does not receive any compensation for his service as a director. Director fees are pro-rated for directors who serve for partial years. We do not pay meeting fees.

Board and Committee Retainers for the Year Ended December 31, 2015

Annual Retainer	$180,000
Independent Chairman Annual Retainer	$150,000
Audit Committee Chair Annual Retainer	$ 15,000
Compensation Committee Chair Annual Retainer	$ 15,000
Nominating and Corporate Governance Committee Chair Annual Retainer	$ 10,000
Environmental, Health, Safety and Social Responsibility Committee Chair Annual Retainer	$ 10,000

The following table sets forth information regarding the compensation received by each of the Company's outside directors during the year ended December 31, 2015:

Name	Fees Earned or Paid in Cash ($)[a]	Stock Awards ($)[b]	Total ($)[c][d]
Robert E. Mellor	$250,000	$90,000	$340,000
Linda L. Adamany	$105,000	$90,000	$195,000
Sebastian Edwards	$ 90,000	$90,000	$180,000
John H. Robinson	$105,000	$90,000	$195,000
Kevin S. Crutchfield	$ 90,000	$90,000	$180,000
Randolph E. Gress	$ 90,000	$90,000	$180,000
J. Kenneth Thompson	$100,000	$90,000	$190,000

Explanatory Notes:

(a) The aggregate dollar amount of all fees paid in cash for services as a director, including annual retainer fees, committee and/or chairmanship fees and meeting fees.

(b) The assumptions used to calculate the valuation of the awards are set forth in Note 6 to the Notes to Audited Consolidated Financial Statements in Coeur's Annual Report on Form 10-K for the year ended December 31, 2015. Stock is granted in full shares which may not equal exactly the stock portion of the retainer.

(c) Amounts listed in this table include compensation paid to directors in the first quarter of 2015 that were earned in the fourth quarter of 2014. Certain compensation earned by directors during the fourth quarter of 2015 was paid to such directors during the first quarter of 2016.

(d) As of December 31, 2015, none of our outside directors held outstanding unvested or unexercised equity awards as all prior stock options have expired and director stock awards are now fully vested upon grant.

EQUITY COMPENSATION PLANS

The following table sets forth information as of December 31, 2015 regarding the Company's equity compensation plans.

Plan Category	Number of shares to be issued upon exercise of outstanding options, warrants and rights ($)[(a)]	Weighted-average exercise price of outstanding options, warrants and rights ($)[(b)]	Number of shares remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))(1) ($)[(c)]
Equity compensation plans approved by security holders	670,009	12.58	6,395,476
Equity compensation plans not approved by security holders	–	–	–
Total	670,009	12.58	6,395,476

(1) Amounts include 1,135,135 performance shares that cliff vest three years after the date of grant if certain market and performance criteria are met, if the recipient remains an employee of the Company and subject to approval of the Compensation Committee of the Board of Directors.

OTHER MATTERS

Management is not aware of any other matters to be considered at the Annual Meeting. If any other matters properly come before the meeting, the persons named in the enclosed proxy will vote the Proxy in accordance with their discretion.

Related Person Transactions

Our Related Person Transactions Policy includes written policies and procedures for the review, approval or ratification of related person transactions. As more fully explained in this policy, any transaction in which a related person has a material interest, other than transactions involving aggregate amounts in excess of $120,000, must be approved or ratified by the Nominating and Corporate Governance Committee. The policies apply to all executive officers, directors and their immediate family members. Since the beginning of 2015, there were no related person transactions under the relevant standards.

We take the following steps with regard to related person transactions:

- On an annual basis, each director and executive officer of the Company completes a Director and Officer Questionnaire that requires disclosure of any transaction, arrangement or relationship with us during the last fiscal year in which the director or executive officer, or any member of his or her immediate family, had a direct or indirect material interest.

- Each director and executive officer is expected to promptly notify our legal department of any direct or indirect interest that such person or an immediate family member of such person had, has or may have in a transaction in which we participate.

- Any reported transaction that our legal department determines may qualify as a related person transaction is referred to the Nominating and Corporate Governance Committee.

- The Company monitors its accounts payable, accounts receivable and other databases to identify any other potential related person transactions that may require disclosure.

In determining whether or not to approve or ratify a related person transaction, the Nominating and Corporate Governance Committee may take such action as it may deem necessary or in the best interests of the Company and may take into account the effect of any related person transaction on independence status of a director.

Section 16(a) Beneficial Ownership Reporting Compliance

Section 16(a) of the Securities Exchange Act of 1934, as amended, requires Coeur's officers and directors, and persons who own more than 10% of a registered class of our equity securities, to file initial reports of ownership of our equity securities on Form 3 and reports of changes in ownership on Form 4 or Form 5. Persons subject to Section 16 are required by SEC regulations to furnish us with copies of all Section 16(a) forms that they file. Based solely on a review of such forms furnished to us and written representations that no other reports were required, we believe that for 2015 all required reports were filed on a timely basis under Section 16(a).

"Householding" of Proxy Materials

When multiple stockholders have the same address, the SEC permits companies and intermediaries, such as brokers, to deliver a single copy of certain proxy materials and the Notice of Internet Availability of Proxy Materials (the "Notice") to them. This process is commonly referred to as "householding". We do not participate in householding, but some brokers may for stockholders who do not take electronic delivery of proxy materials. If your shares are held in a brokerage account and you have received notice from your broker that it will send one copy of the Notice or proxy materials to your address, householding will continue until you are notified otherwise or instruct your broker otherwise. If, at any time, you would prefer to receive a separate copy of the Notice or proxy materials, or if you share an address with another stockholder and receive multiple copies but would prefer to receive a single copy, please notify your broker. We promptly will deliver to a stockholder who received one copy of the Notice or proxy materials as the result of householding a separate copy upon the stockholder's written or oral request directed to our investor relations department at (312) 489-5800, Coeur Mining, Inc., 104 South Michigan Avenue, Suite 900, Chicago, Illinois 60603. Please note, however, that if you wish to receive a paper proxy card or other proxy materials for purposes of this year's Annual Meeting, you should follow the instructions provided in the Notice.

Cautionary Statement Concerning Forward-Looking Statements

This proxy statement contains numerous forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended (the "Exchange Act") relating to our gold and silver mining business, including statements regarding development of the Guadalupe and Independencia deposits at the Palmarejo Complex, POA 10 approval and related expansion at Rochester, development of the Jualin deposit at the Kensington mine, reserve and mineralized material estimates, cash conservation, net debt levels, production levels, cash flow, costs and risk profile. Such forward-looking statements are identified by the use of words such as "believes," "intends," "expects," "hopes," "may," "should," "plan," "projected," "contemplates," "anticipates" or similar words. Actual results could differ materially from those projected in the forward-looking statements. The factors that could cause actual results to differ materially from those projected in the forward-looking statements include (i) the risk factors set forth in our Annual Report on Form 10-K for the fiscal year ended December 31, 2015, (ii) the risks and hazards inherent in the mining business (including risks inherent in developing large-scale mining projects, environmental hazards, industrial accidents, weather or geologically related conditions), (iii) changes in the market prices of gold and silver and a sustained lower price environment, (iv) the uncertainties inherent in our production, exploratory and developmental activities, including risks relating to permitting and regulatory delays, ground conditions and grade variability, (v) any future labor disputes or work stoppages (involving Coeur or any third parties), (vi) the uncertainties inherent in the estimation of gold and silver reserves and mineralized materials, (vii) changes that could result from our future acquisition of new mining properties or businesses, (viii) reliance on third parties to operate certain mines where we own silver production and reserves, (ix) the absence of control over mining operations in which we or any of our subsidiaries holds royalty or streaming interests and risks related to these mining operations (including results of mining and exploration activities, environmental, economic and political risks and changes in mine plans and project parameters); (x) the loss of access to any third-party smelter to which we market silver and gold, (xi) the effects of environmental and other governmental regulations, (xii) the risks inherent in the ownership or operation of or investment in mining properties or businesses in foreign countries, and (xiii) our ability to raise additional financing necessary to conduct its business, make payments or refinance its debt. You should not put undue reliance on forward-looking statements. We disclaim any intent or obligation to update publicly these forward-looking statements, whether as a result of new information, future events or otherwise.



Stockholder Proposals for the 2017 Annual Meeting

Proposals of stockholders intended to be presented at the 2017 Annual Meeting must be received by our Corporate Secretary, Coeur Mining, Inc., 104 South Michigan Avenue, Suite 900, Chicago, Illinois, no later than the close of business on December 1, 2016 in order for them to be considered for inclusion in the Proxy Statement for the 2017 Annual Meeting of Stockholders. A stockholder desiring to submit a proposal, including a director nomination, to be voted on at next year's Annual Meeting, but not desiring to have such proposal included in next year's proxy statement relating to that meeting, must deliver notice of such proposal, including the information specified in the Bylaws, to us no earlier than the close of business on January 10, 2017 and no later than the close of business on February 9, 2017. If the 2017 Annual Meeting is more than 30 days before or more than 70 days after the anniversary date of the 2016 Annual Meeting, such notice must be delivered to us no earlier than the close of business on the 120th day prior to the meeting and no later than the close of business on the later of the 90th day prior to the meeting or the 10th day following the date on which public announcement of such meeting

is first made. Failure to comply with these advance notice requirements will permit management to use its discretionary voting authority if and when the proposal is raised at the Annual Meeting without having had a discussion of the proposal in the proxy statement.

This proxy statement is accompanied by our 2015 Annual Report to Stockholders, which includes financial statements for the year ended December 31, 2015. The Annual Report is not to be regarded as part of the proxy solicitation materials.

Any stockholder who would like a copy of our 2015 Annual Report on Form 10-K, including the related financial statements and financial statement schedules, may obtain one, without charge, by addressing a request to the attention of the Corporate Secretary, Coeur Mining, Inc., 104 South Michigan Avenue, Suite 900, Chicago, Illinois. Our copying costs will be charged if copies of exhibits to the Form 10-K are requested. You may also obtain a copy of the Form 10-K, including exhibits, from our website, *www.coeur.com*, by clicking on "Investor Relations."

By order of the Board of Directors,

Casey M. Nault
Senior Vice President,
General Counsel and Secretary

Chicago, IL
March 29, 2016

APPENDIX A

CERTAIN ADDITIONAL INFORMATION

Reconciliation of Non-U.S. GAAP All-in Sustaining Costs per Silver Equivalent Ounce for Year Ended December 31, 2015

Costs Applicable to Sales and All-in Sustaining Costs

Management uses *Costs applicable to sales* ("CAS") and *All-in sustaining costs* ("AISC") (as defined by the World Gold Council) to evaluate the Company's current operating performance and life of mine performance from discovery through reclamation. We believe these measures assist analysts, investors and other stakeholders in understanding the costs associated with producing silver and gold and assessing our operating performance and ability to generate free cash flow from operations. These measures may not be indicative of operating profit or cash flow from operations as determined under GAAP. Management believes converting the benefit from selling gold into silver equivalent ounces best allows management, analysts, investors and other stakeholders to evaluate the operating performance of the Company. Other companies may calculate CAS and AISC differently as a result of reflecting the benefit from selling non-silver metals as a by-product credit rather than converting to silver equivalent ounces, differences in the determination of sustaining capital expenditures, and differences in underlying accounting principles and accounting frameworks such as in International Financial Reporting Standards.

CAS/AISC Reconciliation Year Ended December 31, 2015

In thousands except per ounce amounts	Silver					Gold			Total
	Palmarejo	Rochester	San Bartolomé	Endeavor	Total	Kensington	Wharf	Total	Total
Costs applicable to sales, including amortization (U.S. GAAP)	$ 170,899	$ 127,900	$ 93,625	$ 9,059	$ 401,483	$147,880	$68,575	$216,455	$ 617,938
Amortization	32,423	23,906	17,798	5,539	79,666	42,240	16,378	58,618	138,284
Costs applicable to sales	$ 138,476	$ 103,994	$ 75,827	$ 3,520	$ 321,817	$105,640	$52,197	$157,837	$ 479,654
Silver equivalent ounces sold[1]	9,840,705	8,377,823	5,495,369	615,022	24,328,919				36,659,759
Gold equivalent ounces sold[1]						131,553	73,961	205,514	
Costs applicable to sales per ounce[1]	$ 14.07	$ 12.41	$ 13.80	$ 5.72	$ 13.23	$ 803	$ 706	$ 768	$ 13.08
Inventory adjustments[1]	(1.04)	(0.05)	(0.17)	—	(0.48)	(5)	—	(4)	(0.34)
Adjusted costs applicable to sales per ounce[1]	$ 13.03	$ 12.36	$ 13.63	$ 5.72	$ 12.75	$ 798	$ 706	$ 764	$ 12.74
Costs applicable to sales per realized ounce[2]	$ 12.75	$ 11.32			$ 12.31				$ 11.60
Inventory adjustments[2]	(0.94)	(0.05)			(0.44)				(0.30)
Adjusted costs applicable to sales per realized ounce[2]	$ 11.81	$ 11.27			$ 11.87				$ 11.30
Costs applicable to sales									$ 479,654
Treatment and refining costs									4,801
Sustaining capital									53,362
General and administrative									32,834
Exploration									11,647
Reclamation									16,769
Project/pre-development costs									5,674
All-in sustaining costs									$ 604,741
Silver equivalent ounces sold[1]									24,328,919
Kensington and Wharf silver equivalent ounces sold[1]									12,330,840
Consolidated silver equivalent ounces sold[1]									36,659,759
All-in sustaining costs per silver equivalent ounce[1]									$ 16.50
Inventory adjustments[1]									$ (0.34)
Adjusted all-in sustaining costs per silver equivalent ounce[1]									$ 16.16
All-in sustaining costs per realized silver equivalent ounce[2]									$ 14.62
Inventory adjustments[2]									$ (0.30)
Adjusted all-in sustaining costs per realized silver equivalent ounce[2]									$ 14.32

(1) Equivalent ounces calculated using a 60:1 silver to gold ratio.
(2) Equivalent ounces calculated using average realized prices.

CAS/AISC Reconciliation Year Ended December 31, 2014

In thousands except per ounce amounts	Silver					Gold	
	Palmarejo	Rochester	San Bartolomé	Endeavor	Total	Kensington	Total
Costs applicable to sales, including amortization (U.S. GAAP)	$ 256,707	$ 112,252	$ 109,082	$ 8,514	$ 486,555	$148,961	$ 635,516
Amortization	69,431	20,790	19,423	4,308	113,952	43,619	157,571
Costs applicable to sales	$ 187,276	$ 91,462	$ 89,659	$ 4,206	$ 372,603	$105,342	$ 477,945
Silver equivalent ounces sold[1]	12,161,719	6,309,912	6,275,769	586,242	25,333,642		31,982,962
Gold ounces sold[1]						110,822	
Costs applicable to sales per ounce[1]	$ 15.40	$ 14.49	$ 14.29	$ 7.17	$ 14.71	$ 951	$ 14.94
Inventory adjustments[1]	(0.14)	(0.18)	(0.16)	—	(0.58)	(11)	(0.49)
Adjusted costs applicable to sales per ounce[1]	$ 15.26	$ 14.31	$ 14.13	$ 7.17	$ 14.13	$ 940	$ 14.45
Costs applicable to sales per realized ounce[2]	$ 14.69	$ 13.94			$ 14.24		$ 14.26
Inventory adjustments[2]	(0.92)	(0.17)			(0.56)		$ (0.47)
Adjusted costs applicable to sales per realized ounce[2]	$ 13.77	$ 13.77			$ 13.68		$ 13.79
Costs applicable to sales							$ 477,945
Treatment and refining costs							4,943
Sustaining capital							61,199
General and administrative							40,845
Exploration							21,740
Reclamation							7,468
Project/pre-development costs							16,588
All-in sustaining costs							$ 630,728
Silver equivalent ounces sold							25,333,642
Kensington silver equivalent ounces sold[1]							6,649,320
Consolidated silver equivalent ounces sold[1]							31,982,962
All-in sustaining costs per silver equivalent ounce[1]							$ 19.72
Inventory adjustments[1]							$ (0.49)
Adjusted all-in sustaining costs per silver equivalent ounce[1]							$ 19.23
All-in sustaining costs per realized silver equivalent ounce[2]							$ 18.81
Inventory adjustments[2]							$ (0.47)
Adjusted all-in sustaining costs per realized silver equivalent ounce[2]							$ 18.34

(1) Equivalent ounces calculated using a 60:1 silver to gold ratio.

(2) Equivalent ounces calculated using average realized prices.

CAS/AISC Reconciliation Year Ended December 31, 2013

In thousands except per ounce amounts	Silver					Gold	
	Palmarejo	Rochester	San Bartolomé	Endeavor	Total	Kensington	Total
Costs applicable to sales, including amortization (U.S. GAAP)	$ 322,107	$ 86,759	$ 105,930	$ 9,575	$ 524,371	$167,325	$ 691,696
Amortization	133,535	8,890	19,103	3,755	165,283	62,750	228,033
Costs applicable to sales	$ 188,572	$ 77,869	$ 86,827	$ 5,820	$ 359,088	$104,575	$ 463,663
Silver equivalent ounces sold[1]	14,227,657	5,012,194	6,079,156	605,832	25,924,839		32,888,139
Gold ounces sold[1]						116,055	
Costs applicable to sales per ounce[1]	$ 13.25	$ 15.54	$ 14.28	$ 9.61	$ 13.85	$ 901	$ 14.10
Inventory adjustments[1]	(0.42)	(0.02)	(0.06)	—	(0.25)	(12)	(0.24)
Adjusted costs applicable to sales per ounce[1]	$ 12.83	$ 15.52	$ 14.22	$ 9.61	$ 13.60	$ 889	$ 14.34
Costs applicable to sales per realized ounce[2]	$ 13.75	$ 16.04			$ 14.22		$ 14.63
Inventory adjustments[2]	(0.44)	(0.02)			(0.26)		$ (0.25)
Adjusted costs applicable to sales per realized ounce[2]	$ 13.31	$ 16.02			$ 13.96		$ 14.38
Costs applicable to sales							$ 463,663
Treatment and refining costs							6,964
Sustaining capital							88,305
General and administrative							55,343
Exploration							22,360
Reclamation							3,746
Project/pre-development costs							11,869
All-in sustaining costs							$ 652,250
Silver equivalent ounces sold[1]							25,924,839
Kensington silver equivalent ounces sold[1]							6,963,300
Consolidated silver equivalent ounces sold[1]							32,888,139
All-in sustaining costs per silver equivalent ounce[1]							$ 19.83
Inventory adjustments[1]							$ (0.24)
Adjusted all-in sustaining costs per silver equivalent ounce[1]							$ 19.59
All-in sustaining costs per realized silver equivalent ounce[2]							$ 20.58
Inventory adjustments[2]							$ (0.25)
Adjusted all-in sustaining costs per realized silver equivalent ounce[2]							$ 20.34

(1)   Equivalent ounces calculated using a 60:1 silver to gold ratio.

(2)   Equivalent ounces calculated using average realized prices.

Adjusted EBITDA Reconciliation

(Dollars in thousands except per share amounts)	2015	4Q 2015	3Q 2015	2Q 2015	1Q 2015	2014	4Q 2014
Net income (loss)	$(367,183)	$(303,000)	$(14,219)	$(16,677)	$(33,287)	$(1,155,884)	$(1,079,038)
Interest expense, net of capitalized interest	45,703	11,758	12,446	10,734	10,765	47,546	10,566
Other, net	15	(14,241)	8,893	2,852	2,511	5,218	(1,709)
Income tax provision (benefit)	(26,263)	(17,811)	(8,260)	(260)	68	(459,244)	(440,594)
Amortization	143,751	36,190	35,497	38,974	33,090	162,436	38,570
EBITDA	(203,977)	(287,104)	34,357	35,623	13,147	(1,399,928)	(1,472,205)
Fair value adjustments, net	(5,202)	(1,546)	(5,786)	(2,754)	4,884	(3,618)	(7,229)
Corporate reorganization costs	647	133	514	—	—	—	—
Transaction-related costs	2,112	99	—	38	1,975	—	—
Inventory adjustments	10,207	4,901	2,280	1,805	3,684	15,823	14,482
Write-downs	313,337	313,337	—	—	—	1,472,721	1,472,721
Adjusted EBITDA	$ 117,124	$ 29,820	$ 31,365	$ 34,712	$ 23,690	$ 84,998	$ 7,769

Reserves, Resources and Mineralized Material

Coeur Mining, Inc. is subject to the reporting requirements of the Exchange Act and applicable Canadian securities laws, and as a result we report our mineral reserves according to two different standards. Canadian reporting requirements for disclosure of mineral properties are governed by National Instrument 43-101 Standards of Disclosure for Mineral Projects ("NI 43-101"). The definitions of NI 43-101 are adopted from those given by the Canadian Institute of Mining, Metallurgy and Petroleum. U.S. reporting requirements, however, are governed by Securities and Exchange Commission ("SEC") Industry Guide 7 ("Guide 7"). Both sets of reporting standards have similar goals in terms of conveying an appropriate level of confidence in the disclosures being reported, but embody different approaches and definitions. Under Guide 7, mineralization may not be classified as a "reserve" unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made.

In our public filings in Canada and in certain other announcements not filed with the SEC, we disclose measured, indicated and inferred resources, each as defined in NI 43-101, in addition to our mineral reserves. U.S. investors are cautioned that, while the terms "measured mineral resources," "indicated mineral resources" and "inferred mineral resources" are recognized and required by Canadian securities laws, Guide 7 does not recognize them. The estimation of measured resources and indicated resources involve greater uncertainty as to their existence and economic feasibility than the estimation of proven and probable reserves, and therefore U.S. investors are cautioned not to assume that all or any part of measured or indicated resources will ever be converted into Guide 7 compliant reserves. The estimation of inferred resources involves far greater uncertainty as to their existence and economic viability than the estimation of other categories of resources, and therefore it cannot be assumed that all or any part of inferred resources will ever be upgraded to a higher category. Therefore, investors are cautioned not to assume that all or any part of inferred resources exist, or that they can be mined legally or economically.

In this Proxy Statement (this "Proxy Statement") and in our other filings with the SEC, we modify our estimates made in compliance with NI 43-101 to conform to Guide 7 for reporting in the United States. In this Proxy Statement, we use the term "mineralized material" to describe mineralization in mineral deposits that do not constitute "reserves" under U.S. standards. "Mineralized material" is substantially equivalent to measured and indicated mineral resources (exclusive of reserves) as disclosed for reporting purposes in Canada, except that the SEC only permits issuers to report "mineralized material" in tonnage and average grade without reference to contained ounces. We provide disclosure of mineralized material to allow a means of comparing our projects to those of other companies in the mining industry, many of which are Canadian and report pursuant to NI 43-101, and to comply with applicable disclosure requirements. We caution you not to assume that all or any part of mineralized material will ever be converted into Guide 7 compliant reserves.



104 South Michigan Avenue
Suite 900
Chicago, Illinois 60603


www.coeur.com



COEUR MINING
INVESTOR RELATIONS

COEUR MINING®

IMPORTANT ANNUAL MEETING INFORMATION 000004

ENDORSEMENT_LINE______________ SACKPACK_____________

MR A SAMPLE
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Electronic Voting Instructions

Available 24 hours a day, 7 days a week!

Instead of mailing your proxy, you may choose one of the voting methods outlined below to vote your proxy.

VALIDATION DETAILS ARE LOCATED BELOW IN THE TITLE BAR.

Proxies submitted by the Internet or telephone must be received by 11:59 p.m., Central Daylight Time, on May 9, 2016.

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A Proposals — The Board of Directors recommends a vote FOR all the nominees listed in Proposal 1 and FOR Proposals 2 – 3.

1. Election of Directors:

	For	Against	Abstain		For	Against	Abstain		For	Against	Abstain
01 - Linda L. Adamany	☐	☐	☐	02 - Kevin S. Crutchfield	☐	☐	☐	03 - Sebastian Edwards	☐	☐	☐
04 - Randolph E. Gress	☐	☐	☐	05 - Mitchell J. Krebs	☐	☐	☐	06 - Robert E. Mellor	☐	☐	☐
07 - John H. Robinson	☐	☐	☐	08 - J. Kenneth Thompson	☐	☐	☐				

	For	Against	Abstain		For	Against	Abstain
2. Ratification of the appointment of Grant Thornton LLP as the Company's independent registered public accounting firm for 2016.	☐	☐	☐	3. Advisory resolution to approve executive compensation;	☐	☐	☐

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Revocable Proxy — Coeur Mining, Inc.

Annual Meeting of Stockholders – May 10, 2016

THIS PROXY IS SOLICITED BY THE BOARD OF DIRECTORS OF THE COMPANY

The undersigned hereby appoints Mitchell J. Krebs or, in his absence, Casey M. Nault, as proxy with full power of substitution, and authorizes him to represent and vote, as provided on the other side, all the shares of Coeur Mining, Inc. Common Stock which the undersigned is entitled to vote, and, in his discretion, to vote upon such other business as may properly come before the Annual Meeting of Stockholders of the Company to be held at 104 South Michigan Avenue, 2nd Floor Auditorium, Chicago, Illinois, 60603 on Tuesday, May 10, 2016 at 9:30 a.m., Central Daylight Time or at any adjournment or postponement thereof, with all powers which the undersigned would possess if present at the Meeting.

THIS PROXY WHEN PROPERLY EXECUTED WILL BE VOTED IN THE MANNER DESIGNATED ON THE REVERSE SIDE AND IN THE DISCRETION OF THE PROXIES UPON SUCH OTHER MATTERS AS MAY PROPERLY COME BEFORE THE ANNUAL MEETING. IN THE ABSENCE OF SPECIFIC INSTRUCTIONS APPEARING ON THE PROXY, PROXIES WILL BE VOTED FOR EACH OF THE DIRECTOR NOMINEES LISTED IN PROPOSAL (1), FOR PROPOSALS (2) – (3), AND IN THE DISCRETION OF THE PROXIES, UPON SUCH OTHER MATTERS AS MAY PROPERLY COME BEFORE THE ANNUAL MEETING.

(Continued and to be marked, dated and signed, on the other side)